These Consolidated Financial Statements are Originally Issued in Indonesian Language.

PERUSAHAAN PERSEROAN (PERSERO)

PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For The Years Ended December 31, 2000, 2001 And 2002

(Expressed in Rupiah)

PT Indosat Tbk and subsidiaries

Consolidated financial statements

with independent auditors’ report

years ended December 31, 2008 and 2009

1

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

WITH INDEPENDENT AUDITORS’ REPORT

YEARS ENDED DECEMBER 31, 2008 AND 2009

Table of Contents

Page

Independent Auditors’ Report

Consolidated Balance Sheets

…………………………………………………………………………...

1 - 4

Consolidated Statements of Income

……………………………………………………………………

5 - 6

Consolidated Statements of Changes in Stockholders’ Equity

………………………………………

7

Consolidated Statements of Cash Flows

………………………………………………………………

8 - 9

Notes to Consolidated Financial Statements

………………………………………………………….

10 - 103

***************************

This report is originally issued in Indonesian language.

Independent Auditors’ Report

Report No. RPC-11154

The Stockholders and Boards of Commissioners and Directors

PT Indosat Tbk

We have audited the accompanying consolidated balance sheets of PT Indosat Tbk (“the Company”) and subsidiaries as of December 31, 2008 and 2009, and the related consolidated statements of income, changes in stockholders’ equity and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards established by the Indonesian Institute of Certified Public Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of PT Indosat Tbk and subsidiaries as of December 31, 2008 and 2009, and the consolidated results of their operations and their cash flows for the years then ended in conformity with generally accepted accounting principles in Indonesia.

Purwantono, Sarwoko & Sandjaja

Benyanto Suherman

Public Accountant License No. 05.1.0973

February 18, 2010

The accompanying financial statements are not intended to present the consolidated financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in countries and jurisdictions other than Indonesia. The standards, procedures and practices to audit such financial statements are those generally accepted and applied in Indonesia.

The accompanying notes form an integral part of these consolidated financial statements.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

December 31, 2008 and 2009

 (Expressed in millions of rupiah and thousands of U.S. dollar, except share data)

2009

2008

2009

(Note 3)

Notes

Rp

Rp

US$

ASSETS

CURRENT ASSETS

Cash and cash equivalents

2c,2v,4,25

5,737,866

2,835,999

301,702

Short-term investments - net of

allowance for decline in value

of Rp25,395 in 2008 and 2009

2d

-

-

-

Accounts receivable

2e

Trade

5,15

Related parties - net of

allowance for doubtful

accounts of Rp69,444

in 2008 and Rp57,538

in 2009

 2v,25

76,078

125,912

13,395

Third parties - net of allowance

for doubtful accounts of

Rp426,719 in 2008 and

Rp404,272 in 2009

1,264,628

1,230,785

130,934

Others - net of allowance

for doubtful accounts of

Rp18,867 in 2008 and

Rp16,544 in 2009

35a

16,914

593,287

63,116

Inventories - net of allowance for

obsolescence of Rp3,368 in 2008

and Rp10,769 in 2009

2f

241,991

112,260

11,942

Derivative assets

2q,27

656,594

224,743

23,909

Advances

39,151

35,173

3,742

Prepaid taxes

6,13

592,880

818,326

87,056

Prepaid expenses

2g,2k,2p,2v,24,

25,27p,38

1,019,073

1,125,091

119,691

Other current assets

2c,2v,25

46,598

38,051

4,048

Total Current Assets

9,691,773

7,139,627

759,535

The accompanying notes form an integral part of these consolidated financial statements.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

December 31, 2008 and 2009 (continued)

 (Expressed in millions of rupiah and thousands of U.S. dollar, except share data)

2009

2008

2009

(Note 3)

Notes

Rp

Rp

US$

NON-CURRENT ASSETS

Due from related parties - net of

allowance for doubtful

accounts of Rp2,419 in 2008

and Rp1,182 in 2009

2e,2v,25

42,496

7,215

767

Deferred tax assets - net

2s,13

68,445

85,812

9,129

Investments in associated

companies - net of allowance

for decline in value of Rp56,586

in 2008 and 2009

2h,7

700

422

45

Other long-term investments - net

of allowance for decline in value of

Rp99,977 in 2008 and 2009

2h,8

2,730

2,730

290

Property and equipment

2i,2j,2o,

9,15,21

Cost

 63,478,411

74,818,452

7,959,410

Accumulated depreciation

(24,985,727

)

(30,291,034)

(3,222,450)

Impairment in value

  (98,611

)

(98,611)

(10,491)

Net

38,394,073

44,428,807

4,726,469

Goodwill and other

intangible assets - net

2l,10,38

1,833,392

1,580,080

168,094

Long-term prepaid licenses - net

of current portion

2k,38

199,289

463,549

49,314

Long-term receivables

81,524

66,611

7,086

Long-term prepaid pension - net

of current portion

2p,2v,24,25

169,986

147,380

15,679

Long-term advances

2v,11,25

456,093

294,391

31,318

Others

     2c,2g,2v

       25

752,822

824,863

87,751

Total Non-current Assets

42,001,550

47,901,860

5,095,942

TOTAL ASSETS

51,693,323

55,041,487

5,855,477

The accompanying notes form an integral part of these consolidated financial statements.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

December 31, 2008 and 2009 (continued)

 (Expressed in millions of rupiah and thousands of U.S. dollar, except share data)

2009

2008

2009

(Note 3)

Notes

Rp

Rp

US$

LIABILITIES AND

STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES

Accounts payable - trade

Related parties

2v,25

12,109

38,670

4,114

Third parties

596,645

498,806

53,064

Procurement payable

2v,12,25

6,446,357

5,289,782

562,743

Taxes payable

2s,13

268,891

161,820

17,215

Accrued expenses

2p,2v,14,

24,25

1,512,533

1,583,732

168,482

Unearned income

2n

822,986

941,223

100,130

Deposits from customers

32,121

22,463

2,390

Derivative liabilities

2q,27

315,866

200,202

21,298

Current maturities of:

Loans payable

2m,2v,15,25

572,469

1,440,259

153,219

Bonds payable

2m,16

56,442

2,840,662

302,198

Other current liabilities

2v,25

38,826

50,503

5,373

Total Current Liabilities

10,675,245

13,068,122

1,390,226

NON-CURRENT LIABILITIES

Due to related parties

2v,25

14,699

13,764

1,464

Deferred tax liabilities - net

2s,13

1,305,185

1,535,202

163,319

Loans payable - net of current

maturities

2m,2r,15

Related party

2v,25

1,596,142

2,192,489

233,244

Third parties

9,216,018

10,528,819

1,120,087

Bonds payable - net of current

maturities

2m,16

10,315,616

8,472,175

901,295

Other non-current liabilities

2p,2v,17,

24,25

871,859

942,633

100,280

Total Non-current Liabilities

23,319,519

23,685,082

2,519,689

TOTAL LIABILITIES

33,994,764

36,753,204

3,909,915

MINORITY INTEREST

2b

288,938

330,593

35,169

The accompanying notes form an integral part of these consolidated financial statements.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

December 31, 2008 and 2009  (continued)

 (Expressed in millions of rupiah and thousands of U.S. dollar, except share data)

2009

2008

2009

(Note 3)

Notes

Rp

Rp

US$

STOCKHOLDERS’ EQUITY

Capital stock - Rp100 par value

per A share and B share

Authorized - 1 A share and

19,999,999,999 B shares

Issued and fully paid - 1 A share

and 5,433,933,499 B shares

  18

543,393

543,393

57,808

Premium on capital stock

18

1,546,587

1,546,587

164,530

Difference in transactions of equity

changes in associated

companies/subsidiaries

2h

404,104

404,104

42,990

Difference in foreign currency

translation

2b

13,291

2,369

252

Retained earnings

Appropriated

100,678

119,464

12,709

Unappropriated

14,801,568

15,341,773

1,632,104

TOTAL STOCKHOLDERS’ EQUITY

17,409,621

17,957,690

1,910,393

TOTAL LIABILITIES AND

STOCKHOLDERS’ EQUITY

51,693,323

55,041,487

5,855,477

The accompanying notes form an integral part of these consolidated financial statements.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

Years Ended December 31, 2008 and 2009

 (Expressed in millions of rupiah and thousands of U.S. dollar, except share data)

2009

2008

2009

(Note 3)

Notes

Rp

Rp

US$

OPERATING REVENUES

2n,2v,19,25,

29,30,31

Cellular

14,178,922

13,928,602

1,481,767

Multimedia, Data

Communication,

Internet (“MIDI”)

2,735,495

2,720,984

289,466

Fixed telecommunication

1,744,716

1,743,430

185,471

Total Operating Revenues

18,659,133

18,393,016

1,956,704

OPERATING EXPENSES

2n

Cost of services

2k,2v,

20,25,28g,30,38

6,075,414

6,656,680

708,157

Depreciation and amortization

2i,2l,9,10,38

4,555,891

5,561,390

591,638

Personnel

2o,2p,2v

21,24,25

1,638,993

1,451,560

154,421

Marketing

918,124

816,934

86,908

General and administration

2v,22,25

737,432

693,437

73,770

Total Operating Expenses

13,925,854

15,180,001

1,614,894

OPERATING INCOME

4,733,279

3,213,015

341,810

OTHER INCOME (EXPENSES)

2n

Gain (loss) on foreign

exchange - net

2q,2r,5

(885,729

)

1,656,407

176,213

Interest income

2v,25

460,089

138,951

14,782

Financing cost

2m,2v,15,16,

23,25

(1,858,294

)

 (1,872,967

)

(199,252)

Gain (loss) on change in fair value

of derivatives - net

2q,27

136,603

(517,655

)

(55,070

)

Amortization of goodwill

2l,10

(227,317

)

(235,420

)

(25,044

)

Others - net

6,9,13

(33,516

)

(150,338

)

(15,993

)

Other Expenses - Net

(2,408,164

)

(981,022

)

(104,364

)

INCOME BEFORE INCOME TAX

2,325,115

2,231,993

237,446

INCOME TAX BENEFIT

(EXPENSE)

2s,13

Current

(579,723

)

(460,973

)

(49,039

)

Deferred

159,893

(216,292

)

(23,010

)

Income Tax Expense - Net

(419,830

)

(677,265

)

(72,049

)

The accompanying notes form an integral part of these consolidated financial statements.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

Years Ended December 31, 2008 and 2009 (continued)

 (Expressed in millions of rupiah and thousands of U.S. dollar, except share data)

2009

2009

2008

2009

(Note 3)

Notes

Rp

Rp

US$

INCOME BEFORE MINORITY

INTEREST IN NET INCOME OF

SUBSIDIARIES

1,905,285

1,554,728

165,397

MINORITY INTEREST IN NET

INCOME OF SUBSIDIARIES

2b

(26,763

)

(56,483

)

(6,009

)

NET INCOME

1,878,522

1,498,245

159,388

BASIC EARNINGS PER SHARE

2u,18

345.70

275.72

0.03

BASIC EARNINGS

PER ADS (50 B shares per ADS)

2u,18

17,285.10

13,786.01

1.47

The accompanying notes form an integral part of these consolidated financial statements.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

Years Ended December 31, 2008 and 2009

(Expressed in millions of rupiah)

Difference in

Transactions

Difference

Capital Stock

of Equity Changes

in Foreign

Retained Earnings

Issued and

Premium on

in Associated

Currency

Description

Notes

Fully Paid

Capital Stock

Companies/Subsidiaries

Translation

Appropriated

Unappropriated

Total

Balance as of January 1, 2008

543,393

1,546,587

403,812

6,177

80,258

13,964,50316,544,730

Increase in difference in foreign currency translation arising from the translation of the financial statements of Indosat Finance Company B.V. and Indosat International Finance

Company B.V. from euro, and Indosat  Singapore Pte. Ltd. from U.S. dollar to rupiah - net of applicable income tax expense of Rp1,056, Rp1,021 and Rp592, respectively

2b

-

-

-

6,228

-

-6,228

Increase in difference in transactions of equity changes in associated companies/subsidiaries and difference in foreign currency translation resulting from reduction in tax rates

2s,13

-

-

292

886

-

-1,178

Resolution during the Annual Stockholders’ General Meeting on June 5, 2008

26

Declaration of cash dividend

-

-

-

-

-

(1,021,037)(1,021,037

)

Appropriation for reserve fund

-

-

-

-

20,420

(20,420)

-

Net income for the year

-

-

-

-

-

1,878,5221,878,522

Balance as of December 31, 2008

543,393

1,546,587

404,104

13,291

100,678

14,801,56817,409,621

Decrease in difference in foreign currency translation arising from the translation of the financial statements of Indosat Finance Company B.V. and Indosat International Finance

Company B.V. from euro, and Indosat  Singapore Pte. Ltd. from U.S. dollar to rupiah - net applicable income tax benefit of Rp1,172, Rp1,604 and Rp865, respectively

2b

-

-

-

(10,922

)

-

-(10,922

)

Resolution during the Annual Stockholders’ General Meeting on June 11, 2009

26

Declaration of cash dividend

-

-

-

-

-

(939,254)(939,254

)

Appropriation for reserve fund

-

-

-

-

18,786

(18,786)-

Net income for the year

-

-

-

-

-

1,498,245

1,498,245

Balance as of December 31, 2009

543,393

1,546,587

404,104

2,369

119,464

15,341,773

17,957,690

The accompanying notes form an integral part of these consolidated financial statements.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years Ended December 31, 2008 and 2009

 (Expressed in millions of rupiah and thousands of U.S. dollar)

2009

2008

2009

(Note 3)

Notes

Rp

Rp

US$

CASH FLOWS FROM OPERATING

ACTIVITIES

Cash received from:

Customers

18,336,914

18,415,890

1,959,137

Interest income

460,020

146,826

15,620

Refund of taxes

6

271,321

84,650

9,005

Settlement from derivative

contract

27a

58,375

-

-

Cash paid to/for:

Suppliers and others

(7,992,693

)

(10,116,183

)

(1,076,190

)

Financing cost

(1,776,934

)

(1,730,149

)

(184,058

)

Employees

(1,708,174

)

(1,359,817

)

(144,661

)

Taxes

(897,161

)

(878,137

)

(93,419

)

Long-term prepaid licenses

1a,2k

-

(338,408

)

(36,001

)

Swap cost from cross currency

swap contracts

27a,27c-27p

(235,971

)

(125,748

)

(13,377

)

Interest rate swap contracts

paid

27v-27ai

(2,432

)

(47,715

)

(5,076

)

Net Cash Provided by Operating

Activities

6,513,265

4,051,209

430,980

CASH FLOWS FROM INVESTING

ACTIVITIES

Dividend income received

8

26,348

26,774

2,848

Proceeds from sale of property

and equipment

9

1,131

2,253

240

Acquisitions of property and

equipment

9

(10,307,932

)

(10,684,690

)

(1,136,669

)

Acquisition of intangible assets

10

(6,952

)

(15,044

)

(1,600

)

Proceeds from sale of short-term

investment

1,250

-

-

Purchase of investment in associated

company

7

(700

)

-

-

Net Cash Used in Investing Activities

(10,286,855

)

(10,670,707

)

(1,135,181

)

The accompanying notes form an integral part of these consolidated financial statements.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years Ended December 31, 2008 and 2009 (continued)

(Expressed in millions of rupiah and thousands of U.S. dollar)

2009

2008

2009

(Note 3)

Notes

Rp

Rp

US$

CASH FLOWS FROM FINANCING

ACTIVITIES

Proceeds from long-term loans

15

5,126,570

3,892,786

414,126

Proceeds from bonds payable

16

1,650,000

1,500,000

159,575

Cash dividend paid

26

(1,021,037

)

(939,255

)

(99,921

)

Repayment of long-term loans

15

(506,220

)

(632,814

)

(67,321

)

Swap cost from cross currency

swap contract

27b

(64,009

)

(54,116

)

(5,757

)

Decrease (increase) in restricted

cash and cash equivalents

4,200

(18,206

)

(1,937

)

Repayment of bonds payable

16

(3,828,827

)

(14,453

)

(1,538

)

Cash dividend paid by subsidiaries

to minority interest

(11,326

)

(9,291

)

(988

)

Settlement from derivative contract

27b

109,099

-

-

Net Cash Provided by

Financing Activities

1,458,450

3,724,651

396,239

NET DECREASE IN CASH

AND CASH EQUIVALENTS

(2,315,140

)

(2,894,847

)

(307,962

)

CASH AND CASH EQUIVALENTS

AT BEGINNING OF YEAR

8,053,006

5,737,866

610,411

BEGINNING BALANCE OF CASH

AND CASH EQUIVALENTS OF

LIQUIDATED SUBSIDIARY

1d

-

(7,020

)

(747

)

CASH AND CASH EQUIVALENTS

AT END OF YEAR

4

5,737,866

2,835,999

301,702

DETAILS OF CASH AND CASH

EQUIVALENTS:

Time deposits with original

maturities of three months

or less

 and deposits on call

5,469,039

2,611,529

277,822

Cash on hand and in banks

268,827

224,470

23,880

Cash and cash equivalents as

stated in the consolidated

balance sheets

5,737,866

2,835,999

301,702

SUPPLEMENTAL CASH FLOW

INFORMATION:

Transactions not affecting cash flows:

Acquisitions of property and

equipment credited to:

Long-term loans payable

1,516,354

723,112

76,927

Long-term advances

190,906

161,702

17,202

Procurement payable

274,248

-

-

Other non-current liabilities

45,511

-

-

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2008 and 2009

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

1.

GENERAL

a.

Company’s Establishment

PT Indosat Tbk (“the Company”) was established in the Republic of Indonesia on November 10, 1967 within the framework of the Indonesian Foreign Investment Law No. 1 of 1967 based on the notarial deed No. 55 of Mohamad Said Tadjoedin, S.H. The deed of establishment was published in Supplement No. 24 of State Gazette No. 26 dated March 29, 1968 of the Republic of Indonesia. In 1980, the Company was sold by American Cable and Radio Corporation, an International Telephone & Telegraph subsidiary, to the Government of the Republic of Indonesia (“the Government”) and became a State-owned Company (Persero).

On February 7, 2003, the Company received the approval from the Capital Investment Coordinating Board (BKPM) in its letter No. 14/V/PMA/2003 for the change of its legal status from a State-owned Company (Persero) to a Foreign Capital Investment Company. Subsequently, on March 21, 2003, the Company received the approval from the Ministry of Justice and Human Rights of the Republic of Indonesia on the amendment of its Articles of Association to reflect       the change in its legal status.

The Company’s Articles of Association has been amended from time to time. The latest amendment was covered by notarial deed No. 118 dated June 11, 2009 of Aulia Taufani, S.H. (as a substitute notary of Sutjipto, S.H.) as approved in the Stockholders’ General Meeting held on June 11, 2009, in order to comply with the Indonesian Capital Market and Financial Institutions Supervisory Agency (BAPEPAM-LK) Rule No. IX.J.1 dated May 14, 2008 on the Principles of Articles of Association of Limited Liability Companies that Conduct Public Offering of Equity Securities and Public Companies. The latest amendment of the Company’s Articles of Association has been approved by and reported to the Ministry of Law and Human Rights of the Republic of Indonesia based on its letters No. AHU-31103.AH.01.02 Year 2009 dated July 7, 2009 and
AHU-AH.01.10-09907 dated July 10, 2009. The amendments relate to, among others, the Company’s additional business activities and additional veto rights of “A” share with respect to demerger of the Company and carrying out the submission of application for bankruptcy (Note 35b).

According to article 3 of its Articles of Association, the Company shall engage in providing telecommunications networks and/or services as well as information technology business by conducting the following activities:

•

Provision of telecommunications networks and/or services and information technology services

•

Planning of services, construction of infrastructure and provision of telecommunications and information technology facilities, including supporting resources

•

Carrying out operational services (comprising the marketing and sale of telecommunications networks and/or services and information technology services provided by the Company), maintenance, research and development of telecommunications and information technology infrastructure and/or facilities, and providing education and training (both locally and overseas)

•

Engaging in services which are relevant to the development of telecommunications networks and/or services and information technology

•

Engaging in payment transactions and money transfer service through telecommunications and information technology networks.

The Company started its commercial operations in 1969.

Based on Law No. 3 of 1989 on Telecommunications and pursuant to Government Regulation No. 77 of 1991, the Company had been re-confirmed as an Operating Body (“Badan Penyelenggara”) that provided international telecommunications service under the authority of the Government.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2008 and 2009

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

1.

GENERAL (continued)

a.

Company’s Establishment (continued)

In 1999, the Government issued Law No. 36 on Telecommunications (“Telecommunications Law”) which took effect on September 8, 2000. Under the Telecommunications Law, telecommunications activities cover:

•

Telecommunications networks

•

Telecommunications services

•

Special telecommunications services.

National state-owned companies, regional state-owned companies, privately-owned companies and cooperatives are allowed to provide telecommunications networks and services. Individuals, government institutions and legal entities, other than telecommunications networks and service providers, are allowed to render special telecommunications services.

The Telecommunications Law prohibits activities that result in monopolistic practices and unhealthy competition, and expects to pave the way for market liberalization.

Based on the Telecommunications Law, the Company ceased as an Operating Body and has to obtain licenses from the Government for the Company to engage in the provision of specific telecommunications networks and services.

On August 14, 2000, the Government, through the Ministry of Communications (“MOC”), granted the Company an in-principle license as a nationwide Digital Communication System (“DCS”) 1800 telecommunications provider as compensation for the early termination effective August 1, 2003 of the exclusivity rights on international telecommunications services given to the Company prior to the granting of such license. On August 23, 2001, the Company obtained the operating license from the MOC. Subsequently, based on Decree No. KP.247 dated November 6, 2001 issued by the MOC, the operating license was transferred to the Company’s subsidiary, PT Indosat Multi Media Mobile (see “e” below).

On September 7, 2000, the Government, through the MOC, also granted the Company in-principle licenses for local and domestic long-distance telecommunications services as compensation for the termination of its exclusivity rights on international telecommunications services. On the other hand, PT Telekomunikasi Indonesia Tbk (“Telkom”) was granted an in-principle license for international telecommunications services as compensation for the early termination of Telkom’s rights on local and domestic long-distance telecommunications services.

Based on a letter dated August 1, 2002 from the MOC, the Company was granted an operating license for fixed local telecommunications network covering Jakarta and Surabaya. This operating license was converted to become a national license on April 17, 2003 based on Decree No. KP.130 Year 2003 of the MOC. The values of the above licenses granted to Telkom and the Company on the termination of their exclusive rights on local/domestic and international telecommunications services, respectively, have been determined by an independent appraiser.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2008 and 2009

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

1.

GENERAL (continued)

a.

Company’s Establishment (continued)

The following are operating licenses obtained by the Company and its subsidiary:

License No.	Date Issued	Issuing Body	Period of License	Description
KP.69/Thn 2004	March 15, 2004	MOC	Evaluated every 5 years	Operating license for nationwide closed fixed communications network (e.g., VSAT, frame relay, etc.)
KP.203/Thn 2004	May 21, 2004	MOC	Evaluated every 5 years	Operating license for fixed network and basic telephony services which covers the provision of local, national long-distance, and international long- distance telephony services
19/KEP/M.KOMINFO/02/2006 and 29/KEP/M.KOMINFO/03/2006	February 14, 2006 and March 27, 2006	Ministry of Communications and Information and Technology (“MOCIT”)	10 years

Determination of the winner and operating license for IMT-2000 cellular network provider using 2.1 GHz radio frequency spectrum (a third generation [“3G”] mobile communications technology) for 1 block (2 x 5 Mhz) of frequency (*)

102/KEP/M.KOMINFO/10/2006	October 11, 2006	MOCIT	Evaluated every year	Amended operating license for nationwide GSM cellular mobile network (including its basic telephony services and the rights and obligations of 3G services)
181/KEP/M.KOMINFO/12/2006	December 12, 2006	MOCIT	-	Allocation of two nationwide frequency channels, i.e., channels 589 and 630 in the 800 MHz spectrum for Local Fixed Wireless Network Services with Limited Mobility
01/DIRJEN/2008	January 7, 2008	Directorate General of Post and Telecommunications (“DGPT”)	Evaluated every 5 years	Operating license as internet service provider
51/DIRJEN/2008	January 9, 2008	DGPT	Evaluated every 5 years	Operating license for internet interconnection services (Network Access Point/NAP), which replaces the previous license given to Satelindo
52/DIRJEN/2008	January 9, 2008	DGPT	Evaluated every 5 years	Operating license for telephony internet services which replaces the previous License No. 823/DIRJEN/2002 for Voice over Internet Protocol Service with national coverage that expired in 2007
237/KEP/M.KOMINFO/7/2009	July 27, 2009	MOCIT	10 years	Operating license for “Packet Switched” local fixed telecommunication network using 2.3 GHz radio frequency spectrum of Broadband Wireless Access (BWA) (**)
268/KEP/M.KOMINFO/9/2009	September 1, 2009	MOCIT	10 years	Operating license for one additional block (2 x 5 Mhz) of 3G frequency (***)

(*)

As one of the winners in the selection of IMT-2000 cellular providers, the Company was obliged, among others, to pay upfront fee of Rp320,000 (Notes 2k and 37) and radio frequency fee (Note 28d).

(**)

PT Indosat Mega Media was obliged, among others, to pay upfront fee of Rp18,408 (Note 2k) and radio frequency fee (Note 28d).

(***)

The Company was obliged, among others, to pay upfront fee of Rp320,000 (Note 2k) and radio frequency fee (Note 28d).

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2008 and 2009

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

1.

GENERAL (continued)

a.

Company’s Establishment (continued)

On January 9, 2008, based on letter No. 10/14/DASP from Bank Indonesia (Central Bank), the Company obtained approval for “Indosat m-wallet” prepaid cards as a new means of payment. The Company was also appointed as a special principal and technical acquirer for such prepaid cards. On November 19, 2009, the Company launched “Indosat m-wallet” to the public.

On March 17, 2008, MOCIT issued Ministerial Decree No. 02/PER/M.KOMINFO/2008 on the Guidelines of Construction and Utilization of Sharing Telecommunication Towers. Based on this Decree, the construction of telecommunication towers requires permits from the relevant governmental institution and the local government determines the placement of the towers and the location in which the towers can be constructed. Furthermore, a telecommunication provider or tower provider which owns telecommunication towers is obliged to allow other telecommunication operators to utilize its telecommunication towers without any discrimination. The Decree also mandated that each of the tower contractor, provider and owner be 100% locally-owned companies.

On March 30, 2009, the Ministry of Domestic Affairs, Ministry of Public Works, MOCIT and the Head of BKPM jointly issued Decrees No. 18 Year 2009, No. 07/PRT/M/2009, No. 19/PER/M.KOMINFO/03/09 and No. 3/P/2009 on the Detailed Guidelines of Construction and Utilization of Sharing Telecommunication Towers. The Decrees define the requirements and procedures for tower construction. A tower provider can be either a telecommunications operator or a non-telecommunications operator. If a tower provider is a non-telecommunications operator, it is required to be a 100% locally-owned company.

The Company is domiciled at Jalan Medan Merdeka Barat No. 21, Jakarta and has 8 regional offices located in Jakarta, Bandung, Semarang, Surabaya, Medan, Palembang, Balikpapan and Makassar.

b.

Company’s Public Offerings

All of the Company’s B shares have been registered with and traded on the Indonesia Stock Exchange (new entity after the merger of Jakarta Stock Exchange and Surabaya Stock Exchange in November 2007) since 1994. The Company’s American Depositary Shares (ADS, each representing 50 B shares) have also been traded on the New York Stock Exchange since 1994.

As of December 31, 2009, the Companies’ outstanding bonds issued to the public are as follows:

Bond (Note 16)	Effective Date	Registered with and Traded on
1. Second Indosat Bonds series B in Year 2002 with Fixed Rate	November 6, 2002	Indonesia Stock Exchange
2. Third Indosat Bonds series B in Year 2003 with Fixed Rate	October 22, 2003	Indonesia Stock Exchange
3. Guaranteed Notes Due 2010	November 5, 2003	Luxembourg Stock Exchange and Singapore Exchange Securities Trading Limited
4. Fourth Indosat Bonds in Year 2005 with Fixed Rate	June 21, 2005	Indonesia Stock Exchange
5. Indosat Syari’ah Ijarah Bonds in Year 2005	June 21, 2005	Indonesia Stock Exchange
6. Guaranteed Notes Due 2012	June 22, 2005	Singapore Exchange Securities Trading Limited
7. Fifth Indosat Bonds in Year 2007 with Fixed Rates	May 29, 2007	Indonesia Stock Exchange
8. Indosat Sukuk Ijarah II in Year 2007	May 29, 2007	Indonesia Stock Exchange
9. Sixth Indosat Bonds in Year 2008 with Fixed Rates	April 9, 2008	Indonesia Stock Exchange
10. Indosat Sukuk Ijarah III in Year 2008	April 9, 2008	Indonesia Stock Exchange
11. Seventh Indosat Bonds in Year 2009 with Fixed Rates	December 8, 2009	Indonesia Stock Exchange
12. Indosat Sukuk Ijarah IV in Year 2009	December 8, 2009	Indonesia Stock Exchange

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2008 and 2009

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

1.

GENERAL (continued)

2.

c.

Employees, Directors, Commissioners and Audit Committee

Based on resolutions of the Annual Stockholders’ General Meetings held on June 5, 2008 and June 11, 2009 which are notarized under Deeds No. 30 and No. 118, respectively, of Aulia Taufani, S.H. (as a substitute notary of Sutjipto, S.H.) on the same dates and a resolution of the Extraordinary Stockholders’ Meeting held on August 25, 2008 which is notarized under Deed No. 343 of Aulia Taufani, S.H. (as substitute notary of Sutjipto, S.H.) on the same date, the composition of the Company’s Board of Commissioners and Board of Directors as of December 31, 2008 and 2009, respectively, is as follows (Note 35b):

Board of Commissioners:

2008

    2009

___________________________________

President Commissioner

Abdulla Mohammed

Abdulla Mohammed

 S.A Al Thani

S.A Al Thani

Commissioner

Dr. Nasser Mohd. A.

Dr. Nasser Mohd. A

Marafih

Marafih

Commissioner

Rachmad Gobel

Rachmad Gobel

Commissioner

Sheikh Mohammed

Richard Farnsworth

Bin Suhaim

Seney

    Hamad Al Thani

Commissioner

Jarman

Jarman

CommissionerRionald Silaban

Rionald Silaban

Commissioner

Setyanto Prawira

Setyanto Prawira

Santosa*

Santosa*

Commissioner

Michael Francis

Michael Francis

Latimer*

Latimer*

Commissioner

Thia Peng Heok

Thia Peng Heok

George*

George*

Commissioner

Soeprapto*

Soeprapto*

*

Independent commissioner

Board of Directors:

2008

2009

President Director and

Chief Executive Officer

Johnny Swandi Sjam

Harry Sasongko Tirtotjondro

Deputy President Director**

Kaizad Bomi Heerjee

-

Director and Chief Finance

Officer

Wong Heang Tuck

Peter Wladyslaw Kuncewicz

Corporate Services Director**

Wahyu Wijayadi

-

Information Technology

Director

**

Roy Kannan

-

Jabotabek and Corporate

Sales Director**

Fadzri Sentosa

-

Regional Sales Director**

Syakieb Ahmad Sungkar

-

Marketing Director**

Guntur Soaloon Siboro

-

Network Director**

Raymond Tan Kim Meng

-

Director and Chief

Commercial Officer

-

Kaizad Bomi Heerjee

Director and Chief

Technology Officer

-

Stephen Edward Hobbs

Director and Chief Wholesale

and Infrastructure Officer

-

Fadzri Sentosa

** This position no longer exists starting June 11, 2009 due to the new organizational structure.

1.

GENERAL (continued)

c.

Employees, Directors, Commissioners and Audit Committee (continued)

The composition of the Company’s Audit Committee as of December 31, 2008 and 2009
is as follows:

2008

2009

_________________

________

Chairman

Thia Peng Heok George

Thia Peng Heok George

Member

Michael Francis Latimer

Michael Francis Latimer*

Member

Soeprapto

Soeprapto

Member

Unggul Saut Marupa

Unggul Saut Marupa

Tampubolon

Tampubolon

Member

Rusdy Daryono

Kanaka Puradiredja

* Subsequently on January 29, 2010, the Board of Commissioner replaced Michael Francis Latimer with Chris Kanter effective on the same date (Note 35c).

The Company and subsidiaries (collectively referred to hereafter as “the Companies”)
have approximately 7,700 and 7,126 employees (unaudited), including non-permanent employees, as of December 31, 2008 and 2009, respectively.

d.

Structure of the Company’s Subsidiaries

As of December 31, 2008 and 2009, the Company has direct and indirect ownership in the following subsidiaries:

Start of

Percentage of Ownership (%)

Commercial

Name of Subsidiary

Location

 Principal Activity

Operations

2008

2009

Indosat Finance Company B.V.

(“IFB”) (2)

Amsterdam

Finance

2003

100.00

100.00

Indosat International Finance

Company B.V. (“IIFB”) (3)

 Amsterdam

Finance

2005

100.00

100.00

Indosat Singapore Pte. Ltd. (“ISP”)

Singapore

Telecommunication

2005

100.00

100.00

PT Indosat Mega Media (“IMM”)

Jakarta

Multimedia

2001

99.85

99.85

PT Starone Mitra Telekomunikasi

(”SMT”)

Semarang

Telecommunication

2006

72.54

72.54

PT Aplikanusa Lintasarta

(“Lintasarta”)

Jakarta

Data Communication

1989

72.36

72.36

PT Artajasa Pembayaran Elektronis

(“APE”) (Note 2b)

Jakarta

Telecommunication

2000

39.80

39.80

PT Satelindo Multi Media (“SMM”) (1)

Jakarta

Multimedia

1999

99.60

-

Total Assets (Before Eliminations)

Name of Subsidiary

2008

2009

IFB (2)

2,637,074

2,261,226

IIFB (3)

1,235,816

1,044,174

ISP

21,167

28,779

IMM

741,086

745,204

SMT

147,864

139,903

Lintasarta

1,338,710

1,419,595

APE

133,241

179,681

SMM (1)

10,690

-

(1)   Liquidated on June 30, 2009.

(2)

Based on an IFB shareholder’s resolution dated November 6, 2008, IFB decided to refund capital injection amounting to EUR99,996 (in full amount). The Company received such refund in February 2009.

(3)

Based on an IIFB shareholder’s resolution dated November 6, 2008, IIFB decided to refund capital injection amounting to EUR1,124,064 (in full amount). The Company received such refund in February 2009.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2008 and 2009

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

1.

GENERAL (continued)

d.

Structure of the Company’s Subsidiaries (continued)

SMT was established on June 15, 2006 in Semarang, Central Java by the Company,
PT Sarana Pembangunan Jawa Tengah, PT Dawamiba Engineering and PT Trikomsel Multimedia to engage in construction and operation of fixed wireless access network using Code Division Multiple Access (CDMA) 2000-1x technology for Central Java and its surrounding areas.

Based on an amendment dated August 23, 2006 to SMT’s Articles of Association, in August 2006 the Company contributed Rp5,779 cash as part of the capital of SMT. SMT started its business operations in January 2007.

Furthermore, based on the latest amendment dated April 24, 2007 to SMT’s Articles of Association, in May 2007, the Company made additional cash capital injection amounting to Rp49,728 and in-kind contribution of Rp45,523 in the form of telecommunications equipment. Based on such Articles of Association, the Company has 51.00% ownership in SMT. However, one of the stockholders decided not to make its capital injection as required. As a result, the Company’s ownership increased to 55.36%. This increase was approved by SMT’s stockholders based on the minutes of a stockholders’ meeting held on July 30, 2007.

On November 27, 2008, the Company entered into a Sale and Purchase Agreement with PT Sarana Pembangunan Jawa Tengah (“SPJT”) to purchase the 17.18% ownership of SPJT in SMT for Rp33,680. Such purchase, which resulted in the recognition of goodwill amounting to Rp9,724 (Note 10), increased the Company’s ownership in SMT from 55.36% to 72.54%. On December 3, 2008, the Company fully paid SPJT for the purchase.

e.

Merger of the Company, Satelindo, Bimagraha and IM3

Based on Merger Deed No. 57 dated November 20, 2003 (“merger date”) of Poerbaningsih Adi Warsito, S.H., the Company, PT Satelit Palapa Indonesia (“Satelindo”), PT Bimagraha Telekomindo (“Bimagraha”) and PT Indosat Multi Media Mobile (“IM3”) agreed to merge, with the Company as the surviving entity. All assets and liabilities owned by Satelindo, Bimagraha and IM3 were transferred to the Company on the merger date. These three companies were dissolved by operation of law without the need to undergo the regular liquidation process.

The names “Satelindo” and “IM3” in the following notes refer to these entities before they were merged with the Company, or as the entities that entered into contractual agreements that were taken over by the Company as a result of the merger.

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting and reporting policies adopted by the Companies conform with generally accepted accounting principles in Indonesia. The significant accounting policies applied consistently in the preparation of the consolidated financial statements for the years ended December 31, 2008 and 2009 are as follows:

a.

Basis of Consolidated Financial Statements

The consolidated financial statements are presented using the historical cost basis of accounting, except for inventories which are stated at the lower of cost or net realizable value, derivative instruments which are stated at fair value and certain investments which are stated at fair value.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2008 and 2009

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

a.

Basis of Consolidated Financial Statements (continued)

The consolidated statements of cash flows classify cash receipts and payments into operating, investing and financing activities. The cash flows from operating activities are presented using the direct method.

The reporting currency used in the consolidated financial statements is the Indonesian rupiah.

b.

Principles of Consolidation

The consolidated financial statements include the Company’s accounts and those of its subsidiaries (Note 1d).

The consolidated financial statements also include the accounts of APE (Lintasarta’s 55%-owned subsidiary). The accounts of APE in 2008 and 2009 were consolidated because its financial and operating policies were controlled by Lintasarta.

The accounts of IFB, IIFB, and ISP were translated into rupiah amounts at the middle rates of exchange prevailing at balance sheet date for balance sheet accounts and the average rates during the year for profit and loss accounts. The resulting differences arising from the translations of the financial statements of IFB, IIFB, and ISP are presented as “Difference in Foreign Currency Translation” under the Stockholders’ Equity section of the consolidated balance sheets.

Minority interest in subsidiaries represents the minority stockholders’ proportionate share in the equity (including net income) of the subsidiaries which are not wholly owned. All inter-company transactions and balances are eliminated in consolidation.

c.

Cash and Cash Equivalents

Time deposits with original maturities of three months or less at the time of placement and deposits on call are considered as “Cash Equivalents”.

Cash in banks and time deposits which are pledged as collateral for bank guarantees and time deposits with original maturities of more than three months are not classified as part of “Cash and Cash Equivalents”. These are presented as part of either “Other Current Assets” or “Non-current Assets - Others”.

d.

Short-term Investments

•

Mutual fund

Mutual fund, which is classified as trading security under Statement of Financial Accounting Standards (“SAK”) 50, “Accounting for Investments in Certain Securities”, is stated at its net assets value at balance sheet date. Unrealized gain or loss from the change in net assets value at balance sheet date is credited or charged to current operations.

•

Time deposits with original maturities of more than three months at the time of placement are recorded at historical value.

e.

Allowance for Doubtful Accounts

Allowance for doubtful accounts is provided based on management's evaluation of the collectibility of the accounts at the end of the year.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2008 and 2009

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

f.

Inventories

Inventories, which mainly consist of SIM cards, starter packs, pulse reload vouchers, broadband modems and cellular handsets, are valued at the lower of cost or net realizable value. Cost is determined using the weighted average method.

Effective January 1, 2009, the Companies have applied SAK 14 (Revised 2008), “Inventories”, which supersedes SAK 14 (1994). This revised SAK provides guidance on the determination of inventory cost and its subsequent recognition as an expense, including any write-down to net realizable value, as well as guidance on the cost formula used to assign costs to inventories. The adoption of this revised SAK did not have significant effect to the Companies’ consolidated financial statements.

g.

Prepaid Expenses

Prepaid expenses, which mainly consist of frequency fee, rentals, upfront premium for cross currency swap (Note 27p), and advertising, are expensed as the related asset is utilized. The non-current portion of prepaid expenses is shown as part of “Non-current Assets - Others”.

h.

Investments

Investments consist of:

•

Investments in associated companies

Investments in shares of stock wherein the Companies have equity interests of at least 20% but not exceeding 50% are accounted for under the equity method, whereby the investment cost is increased or decreased by the Companies’ share of the net earnings or losses of the investees since the date of acquisition and decreased by dividends received. Equity in net earnings (losses) is being adjusted for the straight-line amortization over fifteen years of the difference between the cost of such investment and the Companies’ proportionate share in the underlying fair value of the net assets at date of acquisition (goodwill).

If the Companies’ share in the equity of an investee, subsequent to transactions resulting in a change in the equity of the investee, is different from the Companies’ share in the equity of the investee prior to such transactions, the difference is recognized by a credit or charge to “Difference in Transactions of Equity Changes in Associated Companies/Subsidiaries”, net of applicable income tax, after adjusting their equity in the investee to conform with the former’s accounting policies.

•

Investments in shares of stock that do not have readily determinable fair value in which the equity interest is less than 20%, and other long-term investments are carried at cost.

•

Investments in equity shares that have readily determinable fair value in which the equity interest is less than 20% and which are classified as available-for-sale, are recorded at fair value, in accordance with SAK 50.

i.

Property and Equipment

Property and equipment are stated at cost (which includes certain capitalized borrowing costs incurred during the construction phase), less accumulated depreciation and impairment in value. Depreciation of property and equipment is computed using the straight-line method based on the estimated useful lives of the assets.

In accordance with SAK 16 (Revised 2007), the Companies have chosen the cost model for the measurement of their property and equipment. The Company regrouped certain property and

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

i.

Property and Equipment (continued)

equipment starting January 1, 2008 based on its periodic review and assessment of the economic useful lives of the assets. The remaining useful lives under the new groupings were adjusted accordingly. Below are the estimated useful lives (in years) starting January 1, 2008.

Starting

January 1, 2008

Buildings

20

Information technology equipment

3 to 5

Office equipment

3 to 5

Building and leasehold improvements

3 to 15

Vehicles

5

Cellular technical equipment

10

Transmission and cross-connection equipment

10 to 15

Fixed Wireless Access (“FWA”) technical equipment

10

Operation and maintenance center and

measurement unit

3 to 5

Fixed access network equipment

10

Landrights are stated at cost.

The cost of maintenance and repairs is charged to income as incurred; significant renewals and betterments which enhance an asset’s condition on its initial performance, are capitalized. When properties are retired or otherwise disposed of, their costs and the related accumulated depreciation are derecognized from the accounts, and any resulting gains or losses are recognized in the consolidated statement of income for the year.

Properties under construction and installation are stated at cost. All borrowing costs, which include interest, amortization of ancillary costs (Notes 15d and 15h) and foreign exchange differentials      (estimated quarterly to the extent that they are regarded as an adjustment to interest costs by capping the exchange differences taken as borrowing costs at the amount of borrowing costs on the functional currency equivalent borrowings) that can be attributed to qualifying assets, are capitalized to the cost of properties under construction and installation. Capitalization of borrowing costs ceases when the construction or installation is completed and the constructed or installed asset is ready for its intended use.

The residual values, useful lives and methods of depreciation of property and equipment are reviewed, and adjusted prospectively, if appropriate, at each financial year end.

j.

Impairment of Assets Value

In accordance with SAK 48, “Impairment of Assets Value”, the Companies review whether there is an indication of assets impairment at balance sheet date. If there is an indication of assets impairment, the Companies estimate the recoverable amount of the assets. Impairment loss is recognized as a charge to current operations.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2008 and 2009

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

k.

Leases

Effective January 1, 2008, the Companies have applied SAK 30 (Revised 2007), “Leases”, which supersedes SAK 30 (1990), “Accounting for Leases”. Under this revised SAK, a lease that transfers substantially all the risks and rewards incidental to ownership is classified as finance lease. At the commencement of the lease term, a lessee recognizes finance lease as asset and liability in its balance sheet at an amount equal to the fair value of the leased property or, if lower, the present value of the minimum lease payments. Minimum lease payments are apportioned between the finance charges and the reduction of the outstanding liability. The finance charges are allocated to each period during the lease term. Leased asset held by the lessee under a finance lease is depreciated consistently using the same method used for depreciable assets that are directly owned or is fully depreciated over the shorter of the lease term and its useful life, if there is no reasonable certainty that the lessee will obtain ownership by the end of the lease term.

Leases which do not transfer substantially all the risks and rewards incidental to ownership are classified as operating leases. Operating lease payments are recognized as an expense on a straight-line basis over the lease term.

In 2006, the Company was granted a license to use 2.1 GHz radio frequency spectrum (a 3G mobile communications technology - Note 1a) by the MOCIT. The upfront fee is recorded as Long-term Prepaid Licenses (Note 37) for the non-current portion and Prepaid Expenses for the current portion, and amortized over the 10-year license term using the straight-line method.

In 2009, the Company received additional 3G license (Note 1a), and IMM was granted an operating license for “Packet Switched” local telecommunication network using 2.3 GHz radio frequency spectrum of Broadband Wireless Access (“BWA”). The Company and IMM were obliged to, among others, pay upfront fee, and annual radio frequency fee for 10 years (Note 28d).

Based on management’s interpretation of the conditions of the 3G and BWA licenses and the written confirmation from the DGPT, the licenses may be returned at any time without any financial obligation to pay the remaining outstanding annual radio frequency fees (i.e., the license arrangement does not transfer substantially all the risks and rewards incidental to ownership).

Accordingly, the Company and IMM recognize the annual radio frequency fee as operating lease expense amortized using straight-line method over the term of the rights to operate the 3G and BWA licenses. Management evaluates its plan to continue to use the licenses on an annual basis.

l.

Goodwill and Other Intangible Assets

At the time the Company acquires a subsidiary which is not an entity under common control, any excess of the acquisition cost over the Company’s interest in the fair value of the subsidiary’s identifiable assets, net of liabilities, as of acquisition date is recognized as goodwill.

Acquisitions of minority interest in a subsidiary by the Company are accounted for using the parent entity extension method. Under this method, the assets and liabilities of the subsidiary are not restated to reflect their fair values at the date of the acquisition. The difference between the purchase price and the minority interest’s share of the assets and liabilities reflected within the consolidated balance sheet at the date of the acquisition is considered as goodwill.

Goodwill is amortized using the straight-line method over 15 years.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2008 and 2009

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

l.

Goodwill and Other Intangible Assets (continued)

At the time of acquisition of a subsidiary, any intangible assets recognized are amortized using the straight-line method based on the estimated useful lives of the assets as follows:

Years

Customer base

-  Prepaid

6

-  Post-paid

5

Spectrum license

5

Brand

8

Software that is not an integral part of the related hardware is amortized using the straight-line method over 5 years.

The Company reviews the carrying amount of goodwill and other intangible assets whenever events or circumstances indicate that their value is impaired. Impairment loss is recognized as a charge to current operations.

m.

Debt and Bonds Issuance Costs and Consent Solicitation Fees

Expenses incurred in connection with the issuance of debt and bonds are deducted from the proceeds thereof. The difference between the net proceeds and the nominal value of the debt or bonds is recognized as premium or discount that should be amortized over the term of the debt or bonds. Consent solicitation fees resulting from the amendments of certain terms under the debt facility agreement and trustee agreement, which are not accounted for as an extinguishment, are recognized as adjustment to the carrying amount of the debt or bonds and are amortized over the remaining term of the debt or bonds.

n.

Revenue and Expense Recognition

Cellular

Cellular revenues arising from airtime and roaming calls are recognized based on the duration of successful calls made through the Company’s cellular network.

For post-paid subscribers, monthly service fees are recognized as the service is provided.

For prepaid subscribers, the activation component of starter package sales is recognized upon activation by end-customers. Sales of initial/reload vouchers are recorded as unearned revenue and recognized as revenue upon usage of the airtime or upon expiration of the airtime.

Sales of wireless broadband modems and cellular handsets are recognized upon delivery to the customers.

Revenues from wireless broadband data communications are recognized based on the duration of usage or fixed monthly charges depending on the arrangement with the customers.

Cellular revenues are presented on a net basis, after compensation to value added service providers.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2008 and 2009

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

n.

Revenue and Expense Recognition (continued)

Customer Loyalty Program

The Company operates a customer loyalty program called “Poin Plus Plus”, which allows customers to accumulate points for every reload and payment by the Company’s prepaid and post-paid subscribers, respectively. The points can then be redeemed for free telecommunication and non-telecommunication products, subject to a minimum number of points being obtained.

Customer loyalty credits are accounted for as a separate component of the sales transaction in which they are granted. The Company records a liability at the time of reload and payment by its prepaid and post-paid subscribers, respectively, based on the fair value expected to be incurred to supply products in the future. The consideration received is allocated between the cellular products sold and the points issued, with the consideration allocated to the points equal to their fair value. Fair value of the points issued is deferred and recognized as revenue when the points are redeemed or when the redemption period expires.

Multimedia, Data Communication, Internet (“MIDI”)

Internet

Revenues arising from installation service are recognized at the time the installations are placed in service. Revenues from monthly service fees are recognized as the services are provided. Revenues from usage charges are recognized monthly based on the duration of internet usage or based on the fixed amount of charges depending on the arrangement with the customers.

Frame Net, World Link and Direct Link

Revenues arising from installation service are recognized upon the completion of the installation of equipment used for network connection purposes in the customers’ premises. Revenues from monthly service fees are recognized as the services are provided.

Satellite Lease

Revenues are recognized on the straight-line basis over the lease term.

Revenues from other MIDI services are recognized when the services are rendered.

Fixed Telecommunication

International Calls

Revenues from outgoing international call traffic are recognized on the basis of the actual recorded traffic for the year and are reported on a net basis, after allocations to overseas international carriers.

Fixed Wireless

Fixed wireless revenues arising from usage charges are recognized based on the duration of successful calls made through the Company’s fixed network.

For post-paid subscribers, activation fees are recognized upon activation of new subscribers in the Company’s fixed network while monthly service fees are recognized as the service is provided.

For prepaid subscribers, the activation component of starter package sales is recognized upon activation by end-customers. Sale of initial/reload vouchers is recorded as unearned income and recognized as income upon usage of the airtime or upon expiration of the airtime.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2008 and 2009

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

n.

Revenue and Expense Recognition (continued)

Fixed Telecommunication (continued)

Fixed Line

Revenues from fixed line installations are recognized at the time the installations are placed in service. Revenues from usage charges are recognized based on the duration of successful calls made through the Company’s fixed network.

Interconnection Revenue

Revenues from network interconnection with other domestic and international telecommunications carriers are recognized monthly on the basis of the actual recorded traffic for the month.

Operating revenues for interconnection services under interconnection agreements based on revenue-sharing arrangement (Note 31) are reported on a net basis, after interconnection expenses/charges. Operating revenues for interconnections that are not made under contractual sharing agreements, i.e., based on tariff as stipulated by the Government (Note 30), are reported on a gross basis, before interconnection expenses/charges (Note 20). These interconnection expenses/charges are accounted for as operating expenses in the year these are incurred.

Expenses

Expenses are recognized when incurred.

o.

Personnel Costs

Personnel costs which are directly related to the development, construction and installation of property and equipment are capitalized as part of the cost of such assets.

p.

Pension Plan and Employee Benefits

Pension costs under the Companies’ defined benefit pension plans are determined by periodic actuarial calculation using the projected-unit-credit method and applying the assumptions on discount rate, expected return on plan assets and annual rate of increase in compensation. Actuarial gains or losses are recognized as income or expense when the net cumulative unrecognized actuarial gains or losses for each individual plan at the end of the previous reporting year exceed 10% of the present value of the defined benefit obligation or fair value of plan assets, whichever is greater, at that date. These gains or losses in excess of the 10% corridor are recognized on a straight-line basis over the expected average remaining working lives of the employees. Past service cost is recognized over the estimated average remaining service periods of the employees.

The Companies follow SAK 24 (Revised 2004), “Employee Benefits”, which regulates the accounting and disclosure for employee benefits, both short-term (e.g., paid annual leave, paid sick leave) and long-term (e.g., long-service leave, post-employment medical benefits).

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2008 and 2009

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

q.

Derivatives

The Company enters into and engages in cross currency swap, interest rate swap and currency forward contracts/transactions for the purpose of managing its foreign exchange and interest rate exposures emanating from the Company’s loans and bonds payable in foreign currencies.

The Company applies SAK 55 (Revised 1999), “Accounting for Derivative Instruments and Hedging Activities”.  SAK 55 (Revised 1999) sets forth the accounting and reporting standards for derivative transactions and hedging activities, which require that every derivative instrument (including embedded derivatives) be recognized as either asset or liability based on the fair value of each contract. Fair value is a computation of present value by using data and assumptions which are commonly used. Based on the specific requirements for hedge accounting under SAK 55 (Revised 1999), the Company’s instruments do not qualify and are not designated as hedge activities for accounting purposes. The changes in the fair value of such derivative instruments are recorded directly as a charge or credit to current operations.

Derivative assets and liabilities are presented under current assets and liabilities, respectively. Embedded derivative is presented with the host contract on the balance sheet which represents an appropriate presentation of overall future cash flows for the instrument taken as a whole.

The net changes in fair value of derivative instruments, swap income or cost, termination income or cost, and settlement of derivative instruments are credited (charged) to “Gain (Loss) on Change in Fair Value of Derivatives - Net”, which is presented under Other Income (Expenses) in the consolidated statements of income.

r.

Foreign Currency Transactions and Balances

Transactions involving foreign currencies are recorded at the rates of exchange prevailing at the time the transactions are made. At balance sheet date, monetary assets and liabilities denominated in foreign currencies are adjusted to reflect the prevailing exchange rates at such date and the resulting gains or losses are credited or charged to current operations, except for foreign exchange differentials that can be attributed to qualifying assets which are capitalized to assets under construction and installation.

For December 31, 2008 and 2009, the foreign exchange rates used (in full amounts) were Rp10,950 and Rp9,400, respectively, per US$1 computed by taking the average of the buying and selling rates of bank notes last published by Bank Indonesia for the year.

s.

Income Tax

Current tax expense is provided based on the estimated taxable income for the year. Deferred tax assets and liabilities are recognized for temporary differences between the financial and the tax bases of assets and liabilities at each reporting date. Future tax benefits, such as the carryover of unused tax losses, are also recognized to the extent that realization of such benefits is probable. The tax effects for the year are allocated to current operations, except for the tax effects from transactions which are directly charged or credited to stockholders’ equity.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the balance sheet date. Changes in the carrying amount of deferred tax assets and liabilities due to a change in tax rates are credited or charged to current year operations, except to the extent that they relate to items previously charged or credited to stockholders’ equity.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2008 and 2009

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

s.

Income Tax (continued)

Amendment to tax obligations is recorded when an assessment is received or, if appealed, when the result of the appeal is determined.

For each of the consolidated entities, the tax effects of temporary differences and tax loss carryover, which individually are either assets or liabilities, are shown at the applicable net amounts.

t.

Segment Reporting

The Companies follow SAK 5 (Revised 2000), “Segment Reporting”, in the presentation of segment reporting in their financial statements. SAK 5 (Revised 2000) provides more detailed guidance for identifying reportable business segments and geographical segments. The financial information which is used by management for evaluating the segment performance is presented in Note 33.

u.

Basic Earnings per Share / ADS

In accordance with SAK 56, “Earnings per Share”, the amount of basic earnings per share is computed by dividing net income by the weighted-average number of shares outstanding during the year.

The amount of basic earnings per ADS is computed by multiplying basic earnings per share by 50, which is equal to the number of shares per ADS.

v.

Transactions with Related Parties

The Companies account for transactions with related parties as described in SAK 7, “Transactions with Related Parties”.

The details of the accounts and the significant transactions entered into with related parties are presented in Note 25.

w.

Use of Estimates

The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires the management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3.

TRANSLATIONS OF RUPIAH INTO UNITED STATES DOLLAR

The consolidated financial statements are stated in rupiah. The translations of the rupiah into U.S. dollar (US$) are included solely for the convenience of the readers, using the average buying and selling rate published by Bank Indonesia (Central Bank) on December 31, 2009 of Rp9,400 to US$1 (in full amounts). The convenience translations should not be construed as representations that the rupiah amounts have been, could have been, or could in the future be, converted into U.S. dollar at this or any other rate of exchange.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2008 and 2009

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

4.

CASH AND CASH EQUIVALENTS

This account consists of the following:

2008

2009

Cash on hand

Rupiah

1,518

1,581

U.S. dollar (US$10)

108

-

1,626

1,581

Cash in banks

Related parties (Note 25)

Rupiah

PT Bank Mandiri (Persero) Tbk (“Mandiri”)

15,048

28,750

PT Bank Negara Indonesia (Persero) Tbk (“BNI”)

2,398

10,877

PT Bank Pembangunan Daerah DKI Jakarta

4,158

4,652

PT Bank Syariah Mandiri (“Mandiri Syariah”)

1,786

2,310

PT Bank Pembangunan Daerah Yogyakarta (“BPD - DIY”)

1,175

896

Others (each below Rp1,000)

3,348

3,264

U.S. dollar

Mandiri (US$247 in 2008 and US$4,228 in 2009)

2,710

39,748

BNI (US$81 in 2008 and US$137 in 2009)

886

1,286

Third parties

Rupiah

PT Bank Central Asia Tbk (“BCA”)

7,840

11,966

PT CIMB Niaga Tbk (formerly PT Bank Niaga Tbk)

(“CIMB Niaga”)

10,264

10,715

Citibank N.A., Jakarta Branch (“Citibank“)

1,188

3,102

Deutsche Bank AG, Jakarta Branch (“DB”)

9,774

1,365

The Hongkong and Shanghai Banking Corporation

Limited, Jakarta Branch (“HSBC”)

9,572

548

Others (each below Rp5,000)

11,943

11,669

U.S. dollar

Fortis Bank, The Netherlands (US$6,538 in 2008 and

US$4,497 in 2009)

71,589

42,272

Citibank N.A., Singapore Branch (US$1,287 in 2008 and

US$2,343 in 2009)

14,091

22,024

DB (US$1,105 in 2008 and US$1,121 in 2009)

12,100

10,540

Citibank (US$7,956 in 2008 and US$948 in 2009)

87,122

8,913

CIMB Niaga (US$838)

-

7,875

Others (US$19 in 2008 and US$12 in 2009)

209

117

267,201

222,889

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2008 and 2009

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

4.

CASH AND CASH EQUIVALENTS (continued)

2008

2009

Time deposits and deposits on call

Related parties (Note 25)

Rupiah

Mandiri

666,890

1,379,950

BNI

75,390

195,820

BRI

106,000

171,500

PT Bank Tabungan Negara (Persero) (“BTN”)

69,400

117,000

Mandiri Syariah

201,000

105,000

PT Bank Pembangunan Daerah Jawa Tengah

1,500

3,500

BPD-DIY

1,000

1,000

U.S. dollar

Mandiri (US$139,079 in 2008 and US$265 in 2009)

1,522,916

2,489

BNI (US$110,000)

1,204,500

-

BRI (US$60,000)

657,000

-

Third parties

Rupiah

PT Bank Muamalat Indonesia Tbk (“Muamalat”)

61,000

125,500

PT Bank DBS Indonesia (“DBS”)*

150,000

100,000

CIMB Niaga

103,500

81,000

DB

30,198

40,209

PT Bank Danamon Indonesia Tbk (“Danamon”)*

79,300

22,800

PT Bank Bukopin Tbk

22,200

18,900

PT Bank Tabungan Pensiunan Nasional Tbk

16,000

18,500

PT Bank Syariah Mega Indonesia

4,000

5,250

PT Bank Mega Tbk

-

3,500

Bank Permata Syariah

5,000

2,000

PT Bank Internasional Indonesia Tbk

-

2,000

BCA

5,288

-

Others

5,981

2,000

U.S. dollar

     DB (US$5,623 in 2008 and US$17,725 in 2009)

61,576

166,611

Muamalat (US$10,000 in 2008 and US$5,000 in 2009)

109,500

47,000

Bank UOB Indonesia (US$25,000)

273,750

-

CIMB Niaga (US$3,050)

33,397

-

Danamon* (US$252)

      2,753

-

5,469,039

2,611,529

Total

5,737,866

2,835,999

* no longer a related party since June 6, 2008 (Note 18)

Time deposits and deposits on call denominated in rupiah earned interest at annual rates ranging from 1.25% to 14.00% in 2008 and from 2.50% to 14.50% in 2009, while those denominated in U.S. dollar earned interest at annual rates ranging from 0.002% to 6.00% in 2008 and from 0.001% to 6.00% in 2009.

The interest rates on time deposits and deposits on call in related parties are comparable to those offered by third parties.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2008 and 2009

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

5.

ACCOUNTS RECEIVABLE - TRADE

This account consists of the following:

2008

2009

Related parties (Note 25)

Telkom (including US$271 in 2008 and US$75 in 2009)

32,801

31,724

Overseas (US$368)

-

3,460

Others (including US$5,032 in 2008 and US$5,954 in 2009)

112,721

148,266

Total

145,522

183,450

Less allowance for doubtful accounts

69,444

57,538

Net

76,078

125,912

Third parties

Overseas international carriers (US$81,810 in 2008

and US$98,042 in 2009)

895,820

921,595

Local companies (including US$24,987 in 2008 and US$15,291

in 2009)

506,191

434,641

Post-paid subscribers from:

Cellular

249,124

252,008

Fixed lines

28,565

12,100

Fixed wireless

11,647

14,713

Total

1,691,347

1,635,057

Less allowance for doubtful accounts

426,719

404,272

Net

1,264,628

1,230,785

Total

1,340,706

1,356,697

The aging schedule of the accounts receivable - trade is as follows:

2008

2009

Number of     Percentage  Percentage

Months Outstanding

Amount

(%)

Amount

(%)

Related parties

0 - 6 months

82,495

56.69

121,522

66.24

7 - 12 months

10,199

7.01

27,207

14.83

13 - 24 months

3,382

2.32

2,661

1.45

Over 24 months

49,446

33.98

32,060

17.48

Total

145,522

100.00

183,450

100.00

Third parties

0 - 6 months

984,794

58.23

791,654

48.42

7 - 12 months

191,825

11.34

287,533

17.59

13 - 24 months

266,779

15.77

285,407

17.45

Over 24 months

247,949

14.66

270,463

16.54

Total

1,691,347

100.00

1,635,057

100.00

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2008 and 2009

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

5.

ACCOUNTS RECEIVABLE - TRADE (continued)

The changes in the allowance for doubtful accounts provided on the accounts receivable - trade are as follows:

2008

2009

Related parties

Balance at beginning of year

88,342

69,444

Provision (reversal) (Note 22)

(23,514

)

6,635

Net effect of foreign exchange adjustment

6,660

(9,143)

Write-off

(2,044

)

(9,398)

Balance at end of year

69,444

57,538

Third parties

Balance at beginning of year

326,142

426,719

Provision (Note 22)

97,795

91,407

Net effect of foreign exchange adjustment

35,872

(20,417)

Write-off

(33,090)

(92,188)

Deduction due to liquidation of SMM (Note 1d)

-

(1,249)

Balance at end of year

426,719

404,272

The net effect of foreign exchange adjustment was due to the strengthening or weakening of the rupiah vis-à-vis the U.S. dollar in relation to U.S. dollar accounts previously provided with allowance and was credited or charged to “Gain (Loss) on Foreign Exchange - Net”.

There are no significant concentrations of credit risk, except for the trade accounts receivable from Telkom.

Management believes the established allowance is sufficient to cover probable losses from uncollectible accounts receivable.

6.

PREPAID TAXES

This account consists of the following:

2008

2009

Claims for tax refund

329,241

580,305

Value Added Tax (“VAT”)

261,127

232,773

Others

2,512

5,248

Total

592,880

818,326

Claims for tax refund as of December 31, 2008 and 2009 mainly consist of the Company’s corporate income tax for fiscal years 2004, 2005, 2006 and 2009 and Satelindo’s corporate income tax for fiscal year 2002 and income tax article 26 for fiscal years 2002 and 2003.

On February 18, 2008, the Company received Decision Letter No. KEP-0067/WPJ.19/BD.05/2008 from the Directorate General of Taxation (“DGT”) declining the Company’s objection to the correction on income tax article 26 for fiscal year 2004 amounting to Rp60,493 (including penalties and interest). On May 14, 2008, the Company submitted an appeal letter to the Tax Court concerning the Company’s objection to the tax correction. As of December 31, 2009, the Company has not yet received any decision from the Tax Court on such appeal.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2008 and 2009

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

6.

PREPAID TAXES (continued)

On February 28, 2008, the Company received Decision Letter No. KEP-076/WPJ.19/BD.05/2008 from the DGT accepting the Company’s objection to the correction on income tax article 23 for fiscal year 2005 amounting Rp25,440 which was refunded by the Tax Office on March 17, 2008.

On May 27, 2008, the Company received the Decision Letter No. KEP-230/WPJ.19/BD.05/2008 from the DGT which partially accepted the Company’s objection on the remaining corrections on the 2005 corporate income tax amounting to Rp2,725. On July 17, 2008, the Company received the tax refund amounting to Rp1,785 after offsetting the additional tax underpayment for income tax article 26 for fiscal year 2005 amounting to Rp940 (see below). On August 21, 2008, the Company submitted an appeal letter to the Tax Court concerning the Company’s remaining objection on the 2005 corporate income tax. As of December 31, 2009, the Company has not yet received any decision from the Tax Court on such appeal.

On June 4, 2008, the Company received Decision Letter No. 261/WPJ.19/BD.05/2008 from the DGT declining the Company’s objection to the tax correction on the 2005 income tax article 26. In addition, based on such Decision Letter, the Company was also charged for additional correction on income tax article 26 amounting to Rp940 for fiscal year 2005, which was accepted by the Company. On September 2, 2008, the Company submitted an appeal letter to the Tax Court concerning the Company’s objection to the correction on the 2005 income tax article 26 amounting to Rp82,126 (including penalties and interest). As of December 31, 2009, the Company has not yet received any decision from the Tax Court on such appeal.

On June 20, 2008, the Company received assessment letters on tax overpayment (“SKPLBs”) from the DGT advising the Company of its approval to refund the overpayment of the 2006 corporate income tax and VAT amounting to Rp232,439 and Rp11,657, respectively, which amounts are lower than those recognized by the Company in its financial statements. The Company accepted partially the corrections on the 2006 corporate income tax and all of the corrections on the VAT, totalling Rp9,168, and charged them to current operations in 2008. On July 21, 2008, the Company received the refund of the 2006 tax overpayment for corporate income tax and VAT amounting to Rp232,439 and Rp11,657, respectively. On September 15, 2008, the Company submitted an objection letter to the DGT for the remaining corrections on the Company’s 2006 corporate income tax. On September 7, 2009, the Company received the Decision Letter No.KEP-335/WPJ.19/BD.05/2009 from the DGT declining this objection. On December 2, 2009, the Company submitted an appeal letter to the Tax Court regarding the remaining corrections on the Company’s 2006 corporate income tax. As of December 31, 2009, the Company has not yet received any decision from the Tax Court on such appeal.

On July 4, 2008, the Company received Decision Letter No. KEP-00080/WPJ.19/KP.0303/2008 (KEP-00080) from the Tax Court accepting the Company’s objection to the correction of
2003 corporate income tax amounting to Rp126,403. On December 24, 2008, the Company received Decision Letter No. KEP-539/WPJ.19/BD.05/2008 from the DGT increasing the overpayment amount by Rp84,650 in the SKPLB for fiscal year 2004, which amount is lower than the amount stated in KEP-00080. On January 21, 2009, the Company filed an appeal letter to the Tax Court to increase the SKPLB for fiscal year 2004 as stated in KEP-00080. On February 2, 2009, the Company received the tax refund from the Tax Office amounting to Rp84,650 for the additional tax overpayment of corporate income tax for fiscal year 2004. On December 4, 2009, the Company received from the Tax Court its Decision No. Put.20644/PP/M.II/2009 granting the request to increase the SKPLB for fiscal year 2004. Furthermore, on December 15, 2009, the DGT issued KEP-00101/WPJ.19/KP.0303/2009 to implement such Tax Court Decision. As of December 31, 2009, the Company has not yet received any tax refund as a result of such Decision.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2008 and 2009

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

6.

PREPAID TAXES (continued)

On June 8, 2009, the Company received assessment letter on tax underpayment (“SKPKB”) from the DGT for Satelindo’s corporate income tax for fiscal year 2002 amounting to Rp105,809 (including penalties and interest) (Note 13). The Company accepted a part of the correction of the 2002 corporate income tax amounting to Rp2,646 which was charged to current operations in 2009. Under Indonesian Tax Law, a taxpayer is required to pay the tax underpayment amount as stated in the SKPKB within one month from the date of the SKPKB. The taxpayer can reclaim the tax paid through an objection or appeal process. On August 28, 2009, the Company submitted an objection letter to the Tax Office regarding the remaining correction on Satelindo’s 2002 corporate income tax. As of December 31, 2009, the Company has not yet received any decision from the Tax Office on such objection.

On June 8, 2009, the Company also received SKPKBs from the DGT for Satelindo’s 2002 and 2003 income tax article 26 amounting to Rp51,546 and Rp40,307 (including penalties and interest), respectively (Note 13). On August 27, 2009, the Company submitted an objection letter to the Tax Office for the correction on Satelindo’s 2002 and 2003 income tax article 26. As of December 31, 2009, the Company has not yet received any decision from the Tax Office on such objection.

7.

INVESTMENTS IN ASSOCIATED COMPANIES

As of December 31, 2008 and 2009, this account consists of the following investments which are accounted for under the equity method:

 Company’s

 Portion of

Accumulated

  Equity in

Undistributed

Net Loss of

Associated      Carrying

     Location             Principal Activity     Ownership (%)CostCompanies       Value

 2008

PT Multi Media Asia Indonesia

Indonesia

Satellite-based

telecommunication

26.67

56,512

(212

)

56,300

PT Lintas Media Danawa *

Indonesia

Information and

communication services

35.00

700

-

700

PT Swadharma Marga

 Inforindo

Indonesia

Telecommunication

and information services

20.00

400

(114)

286

Total

57,612

(326

)

57,286

Less allowance for decline in value

56,586

Net

700

2009

PT Multi Media Asia Indonesia

Indonesia

Satellite-based

telecommunication

26.67

56,512

(212

)

56,300

         PT Lintas Media Danawa *

Indonesia

Information and

communication services

35.00

700

(278

)

422

PT Swadharma Marga Inforindo

Indonesia

Telecommunication

and information services

20.00

400

(114

)

286

Total

57,612

(604

)

57,008

Less allowance for decline in value

56,586

Net

422

*

PT Lintas Media Danawa (“LMD”) is an associated company of Lintasarta. LMD was established on July 28, 2008 to engage in information and communication services, such as data center services, e-learning and distant learning for public education services, and content services based on Internet Protocol (e.g., IPTV, internet game and internet payment gateway).

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2008 and 2009

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

7.

INVESTMENTS IN ASSOCIATED COMPANIES (continued)

The Companies believe that the allowance for decline in value amounting to Rp56,586 as of December 31, 2008 and 2009 is adequate to cover probable losses on the above investments.

8.

OTHER LONG-TERM INVESTMENTS

As of December 31, 2008 and 2009, this account consists of the following:

Investments in shares of stock accounted for under

the cost method - net

2,631

Equity securities which are available-for-sale*

99

Total

2,730

* consist of BNI and Telkom amounting to Rp89 and Rp10, respectively

Investments in shares of stock which are accounted for under the cost method:

	Location	Principal Activity	Ownership (%)	Cost/Carrying Value
PT First Media Tbk (formerly PT Broadband Multimedia Tbk)	Indonesia	Cable television and internet network service provider	2.29	50,000
ICO Global Communication (Holdings) Limited	Bahamas	Satellite service	0.0087	49,977
Asean Cableship Pte. Ltd. (“ACPL”)*	Singapore	Repair and maintenance of submarine cables	16.67	1,265
Others			12.80 -14.29	1,366
Total				102,608
Less allowance for decline in value				99,977
Net				2,631

*

The Company received dividend income from its investment in ACPL totalling US$2,712 (equivalent to Rp26,348) and US$2,736 (equivalent to Rp26,774) in 2008 and 2009, respectively.

The Company provided allowance for decline in value of its investments in shares of stock accounted for under the cost method amounting to Rp99,977 as of  December 31, 2008 and 2009, which the Company believes is adequate to cover probable losses on the investments.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2008 and 2009

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

9.

PROPERTY AND EQUIPMENT

The details of property and equipment are as follows:

2008

Balance

Transactions during the Year

Balance

at Beginning

at End

of Year

Additions

Derecognitions

Reclassifications

of Year

Cost

Landrights

428,828

7,712

-

36,569

473,109

Buildings

459,859

4,577

-

87,264

551,700

Fixed access network

equipment

966,529

-

-

20,432

986,961

Operation and maintenance

center and measurement unit

1,025,804

213

-

72,390

1,098,407

Information technology

equipment

1,642,238

537

-

213,662

1,856,437

Office equipment

1,457,758

133,347

(1,065)

15,161

1,605,201

Building and leasehold

 improvements

6,730,616

3,777

-

1,916,744

8,651,137

Vehicles

20,133

4,404

(2,961)

2,595

24,171

Cellular technical

equipment

19,792,690

-

-

2,856,979

22,649,669

Transmission and cross-

connection equipment

9,877,587

276,716

(17,381)

613,406

10,750,328

FWA technical equipment

751,922

-

-

152,425

904,347

Properties under

construction and

installation

8,010,903

11,903,668

-

(5,987,627

)

13,926,944

Total

51,164,867

12,334,951

(21,407)

-

63,478,411

Accumulated Depreciation

Buildings

235,203

23,593

-

-

258,796

Fixed access network

equipment

633,733

73,288

-

-

707,021

Operation and maintenance

center and measurement unit

488,465

303,316

-

-

791,781

Information technology

equipment

1,061,695

344,491

-

-

1,406,186

Office equipment

949,514

151,771

(1,060)

-

1,100,225

Building and leasehold

improvements

2,476,996

653,124

-

-

3,130,120

Vehicles

12,338

3,677

(2,085)

-

13,930

Cellular technical

equipment

9,317,768

2,041,685

-

-

11,359,453

Transmission and cross-

connection equipment

5,088,406

834,367

(17,357)

-

5,905,416

FWA technical equipment

229,365

83,434

-

-

312,799

Total

20,493,483

4,512,746

(20,502)

-

24,985,727

Less impairment in value

98,611

-

-

-

98,611

Net Book Value

30,572,773

38,394,073

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2008 and 2009

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

9.

PROPERTY AND EQUIPMENT (continued)

2009

Transactions during the Year

      Balance

   at Beginning

          Liquidated Balance at

       of Year

        Additions

 Derecognitions

  Reclassifications

 SubsidiaryEnd of Year

Cost

Landrights

473,109

-

-

31,511

-504,620

Buildings

551,700

18,922

-

82,055

-652,677

Fixed access network

equipment

986,961

-

-

82,044

-1,069,005

Operation and maintenance

center and measurement

unit

1,098,407

2,129

-

186,122

-1,286,658

Information technology

equipment

1,856,437

144

-

311,892

(6,047)2,162,426

Office equipment

1,605,201

56,211

(33,249

)

55,391

(570)1,682,984

Building and leasehold

improvements

8,651,137

-

(14,604

)

2,287,855

(70)10,924,318

Vehicles

24,171

641

(1,258

)

835

-

24,389

Cellular technical

equipment

22,649,669

-

(817

)

8,521,597

-31,170,449

Transmission and cross-

connection equipment

10,750,328

156,742

(88,631

)

5,531,543

-16,349,982

FWA technical equipment

904,347

-

-

380,084

-

1,284,431

Properties under

construction and

installation

13,926,944

      11,334,716

(84,218

)

(17,470,929

)-

7,706,513

Total

63,478,411

11,569,505

(222,777

)

-

(6,687)74,818,452

Accumulated Depreciation

Buildings

258,796

24,985

-

-

-

283,781

Fixed access network

equipment

707,021

70,580

-

-

-

777,601

Operation and maintenance

center and measurement

unit

791,781

168,143

-

-

-

959,924

Information technology

equipment

1,406,186

285,131

-

-

(5,014

)1,686,303

Office equipment

1,100,225

142,940

(33,246

)

-

(401

)1,209,518

Building and leasehold

improvements

3,130,120

832,047

(9,637

)

-

(70

)3,952,460

Vehicles

13,930

2,944

(1,113

)

-

-15,761

Cellular technical

equipment

11,359,453

2,686,281

(817

)

-

-14,044,917

Transmission and cross -

connection equipment

5,905,416

        1,108,994

(88,631

)

-

-

6,925,779

FWA technical equipment

312,799

122,191

-

-

-434,990

Total

24,985,727

5,444,236

(133,444

)

-

(5,485

)30,291,034

Impairment in Value

98,611

-

-

-

-98,611

Net Book Value

38,394,073

44,428,807

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2008 and 2009

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

9.

PROPERTY AND EQUIPMENT (continued)

Submarine cables represent the Company’s proportionate investment in submarine cable circuits jointly constructed, operated, maintained and owned with other countries, based on the respective contracts and/or the construction and maintenance agreements.

During the years ended December 31, 2008 and 2009, sales of certain property and equipment were made as follows:

2008

2009

Proceeds from sales

1,131

2,253

Net book value

(905

)

(5,115

)

Gain (loss)

226

(2,862)

Depreciation expense charged to the consolidated statements of income amounted to Rp4,512,746 and Rp5,444,236 in 2008 and 2009, respectively.

Management believes that there is no impairment in assets value or recovery of the impairment reserve as contemplated in SAK 48 for the current year.

On August 31, 2009, the Company launched its Satellite Palapa-D. The Satellite experienced an under performance of launch vehicle during its placement to its intended orbital position. Consequently, its orbital lifetime has been reduced. The insurance claim for the partial loss of the Satellite has been made and is recorded as a reduction of the cost of the satellite. The Satellite has been in operation since November 2009 after going through the process of testing and arranging its orbital position in September and October 2009.

As of December 31, 2009, approximately Rp42,986 of property and equipment are pledged as collateral to credit facilities obtained by Lintasarta (Note 15).

As of December 31, 2009, the Companies insured their respective property and equipment (except submarine cables and landrights) for US$296,081 and Rp47,080,388 including insurance on the Company‘s satellite amounting to US$216,296. Management believes that the sum insured is sufficient to cover possible losses arising from fire, explosion, lightning, aircraft damage and other natural disasters.

The details of the Companies’ properties under construction and installation as of December 31, 2008 and 2009 are as follows:

Percentage of

Estimated Date

Completion

Cost

of Completion

2008

Cellular technical equipment

10 - 98

7,976,940

  January - September 2009

Transmission and cross-connection equipment

5 - 99

3,853,958

  January - September 2009

Building and leasehold improvements

20 - 99

1,286,909

  January - September 2009

FWA technical equipment

25 - 99

362,647

  January - September 2009

Operation and maintenance center and

     measurement unit

40 - 95

148,211

  January - June 2009

Building

40 - 98

134,430

  January - June 2009

Information technology equipment

15 - 80

77,810

  January 2009 - June 2010

Others (each below Rp50,000)

40 - 95

86,039

  January - April 2009

Total

13,926,944

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2008 and 2009

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

9.

PROPERTY AND EQUIPMENT (continued)

Percentage of

Estimated Date

Completion

Cost

of Completion

2009

Cellular technical equipment

5 - 99

5,682,137

January - September 2010

Transmission and cross-connection equipment

5 - 95

912,720

January - September 2010

Building and leasehold improvements

6 - 60

686,883

January 2010 - January 2011

Information technology equipment

90 - 95

108,980

January - June 2010

Operation and maintenance center and

measurement unit

40 - 90

102,981

January - June 2010

Building

20 - 75

79,709

January - December 2010

FWA technical equipment

5 - 95

72,754

January - September 2010

Others (each below Rp50,000)

8 - 95

60,349

January - July 2010

Total

7,706,513

Borrowing costs capitalized to properties under construction and installation for the years ended December 31, 2008 and 2009 amounted to Rp134,875 and Rp181,522, respectively.

10.

GOODWILL AND OTHER INTANGIBLE ASSETS

Goodwill arose from the acquisition of ownership in Bimagraha and Satelindo in 2001 and 2002, respectively, and from the acquisition of additional ownership in Lintasarta in 2005 and in SMT in 2008 (Note 1d).

The details of the other intangible assets arising from the acquisition of Satelindo in 2002 are as follows:

Amount

Spectrum license

222,922

Customer base

- Post-paid

154,220

- Prepaid

73,128

Brand

147,178

Total

597,448

The changes in the goodwill and other intangible assets account are as follows:

2008

2009

Balance at beginning of year - net (Note 37)

2,087,178

1,833,392

Additions:

Non-integrated software

6,952

15,044

Goodwill

(Note 1d)

9,724

-

Amortization of goodwill

   (227,317)

(235,420)

Amortization of other intangible assets

(43,145)

(32,936)

Balance at end of year - net

1,833,392

1,580,080

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2008 and 2009

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

11.  LONG-TERM ADVANCES

This account represents advances to suppliers and contractors for the procurement or construction of property and equipment which will be reclassified to the related property and equipment accounts upon the receipt of the property and equipment purchased or after the construction or installation of the property and equipment have reached a certain percentage of completion.

12.

PROCUREMENT PAYABLE

This account consists of payables for capital and operating expenditures procured from the following:

2008

2009

Third parties (including US$411,796 in 2008 and US$309,520

in 2009)

6,368,639

5,172,498

Related parties (Note 25) (including US$505 in 2008 and

US$631 in 2009)

77,718

117,284

Total

6,446,357

5,289,782

The billed amount of procurement payable amounted to Rp1,266,204 and Rp1,478,057 as of December 31, 2008 and 2009, respectively. The unbilled amount of procurement payable amounted to Rp5,180,153 and Rp3,811,725 as of December 31, 2008 and 2009, respectively.

13.

TAXES PAYABLE

This account consists of the following:

2008

2009

Estimated corporate income tax payable, less tax prepayments of Rp500,923 in 2008 and Rp439,147 in 2009

78,800

21,826

Income tax:

Article 4(2)

8,397

22,614

Article 21

75,427

26,290

Article 22

8,232

3,826

Article 23

44,738

8,664

Article 25

32,369

40,122

Article 26

11,765

33,622

VAT

7,092

3,298

Others

2,071

1,558

Total

268,891

161,820

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2008 and 2009

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

13.

TAXES PAYABLE (continued)

The reconciliation between income before income tax and estimated taxable income of the Company for the years ended December 31, 2008 and 2009 is as follows:

2008

2009

Income before income tax per consolidated statements of income

2,325,115

2,231,993

Subsidiaries’ income before income tax and effect of

inter-company consolidation eliminations

(167,147

)

(190,669)

Income before income tax of the Company

2,157,968

2,041,324

Positive adjustments

Accrual of employee benefits - net

128,321

115,312

Assessments for income taxes and VAT and related penalties

9,594

55,347

Provision for doubtful accounts

102,455

48,640

Provision for termination, gratuity and compensation

benefits of employees

21,914

30,898

Amortization of goodwill and other intangible assets

2,101

23,118

Donation

62,105

12,774

Representation and entertainment

15,729

7,979

Net periodic pension cost

1,528

1,446

Amortization of debt and bonds issuance costs, consent

solicitation fees and discount (Notes 15 and 16)

6,634

-

Amortization of 3G license

646

-

Others

98,169

126,642

Negative adjustments

Depreciation - net

(440,218

)

(888,571)

Equity in net income of investees

(171,383

)

(224,842)

Interest income already subjected to final tax

(443,499

)

(119,490)

Write-off of accounts receivable

(22,269

)

(98,905)

Amortization of 3G license

-

(7,435)

Amortization of debt and bonds issuance costs, consent

solicitation fees and discount (Notes 15 and 16)

-

(2,620

)

Others

-

(3,701)

Estimated taxable income of

the Company

1,529,795

1,117,916

The computation of the income tax expense for the years ended December 31, 2008 and 2009 is as follows:

2008

2009

Estimated taxable income of the Company

1,529,795

1,117,916

Income tax expense - current (at statutory tax rates)

Company

458,921

313,016

Subsidiaries

120,802

147,957

Total income tax expense - current

579,723

460,973

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2008 and 2009

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

13. TAXES PAYABLE (continued)

2008

2009

Income tax expense (benefit) - deferred - effect of temporary differences at enacted maximum tax rates

Company

Depreciation - net

132,066

229,882

Equity in net income of investees

51,415

56,211

Write-off of accounts receivable

6,681

27,538

Amortization of 3G license

(194

)

1,722

Amortization of debt and bonds issuance costs, consent

solicitation fees and discount (Notes 15 and 16)

(1,990

)

548

Accrual of employee benefits - net

(38,496

)

(27,818

)

Provision for doubtful accounts

(30,737

)

(12,021

)

Provision for termination, gratuity

and compensation benefits of employees

(6,574

)

(7,662

)

Amortization of goodwill and other intangible assets

(630

)

(6,614)

Net periodic pension cost

(458

)

(115

)

Others

(18,910

)

(31,608

)

92,173

230,063

Subsidiaries

5,753

(13,771

)

Net income tax expense - deferred

97,926

216,292

Deferred tax expense (benefit) resulting from

reduction in tax rate

Company

(271,648

)

-

Subsidiaries

13,829

-

Deferred tax benefit - net

(257,819

)

-

Income tax expense - net

419,830

677,265

The computation of the estimated income tax payable for the years ended December 31, 2008 and 2009 is as follows:

2008

2009

Income tax expense - current

Company

458,921

313,016

Subsidiaries

120,802

147,957

Total income tax expense - current

579,723

460,973

Less prepayments of income tax of the Company

Article 22

99,462

101,137

Article 23

9,053

7,071

Article 25

317,745

299,289

Total prepayments of income tax of the Company

426,260

407,497

Less prepayments of income tax of Subsidiaries

Article 22

1,036

7,534

Article 23

3,214

3,306

Article 25

72,086

151,693

Total prepayments of income tax of Subsidiaries

76,336

162,533

Total prepayments of income tax

502,596

570,030

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2008 and 2009

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

13.

TAXES PAYABLE (continued)

2008

2009

Estimated income tax payable

Company

32,661

-

Subsidiaries

46,139

21,826

Total estimated income tax payable

78,800

21,826

Claims for tax refund (presented as part of “Prepaid Taxes”)

Company

-

94,481

Subsidiaries

1,673

36,402

Total claims for tax refund

1,673

130,883

The reconciliation between the income tax expense calculated by applying the applicable tax rate of 30% in 2008 and 28% in 2009 to the income before income tax and the net income tax expense as shown in the consolidated statements of income for the years ended December 31, 2008 and 2009 is as follows:

2008

2009

Income before income tax per consolidated statements

of income

2,325,115

2,231,993

Income tax expense at the applicable tax rate

697,535

624,958

Company’s equity in Subsidiaries’ income before income tax

and reversal of

inter-company consolidation eliminations

51,495

66,082

Tax effect on permanent differences

Employee benefits

19,027

15,815

Assessments for income taxes and VAT and related penalties

2,878

15,497

Donation

18,632

3,577

Interest income already subjected to final tax

(140,563

)

(41,764

)

Others

9,073

(5,626

)

Adjustment due to tax audit and others

19,572

(1,274

)

Net deferred tax benefits resulting from reduction in tax

rates

(257,819

)

-

___________

Income tax expense - net per consolidated

statements of income

419,830

677,265

The tax effects of significant temporary differences between financial and tax reporting of the Company which are outstanding as of December 31, 2008 and 2009 are as follows:

2008

2009

Deferred tax assets

Accrual of employee benefits - net

187,587

223,067

Allowance for doubtful accounts

125,027

109,510

Allowance for decline in value of investments in associated

company and

other long-term investments

39,069

39,069

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2008 and 2009

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

13.

TAXES PAYABLE (continued)

2008

2009

Pension cost

17,775

17,890

Allowance for short-term investment

6,349

6,349

Other

-

1,992

Total

375,807

397,877

Deferred tax liabilities

Property and equipment

1,490,947

1,711,076

Investments in subsidiaries/associated company - net of

amortization of goodwill and other intangible assets

176,518

196,498

Deferred debt and bonds issuance costs, consent solicitation fees and discount

2,805

13,106

Long-term prepaid licenses *

3,089

4,811

Difference in transactions of equity changes in associated

company

1,460

1,460

Others

5,088

1,448

Total

1,679,907

1,928,399

Deferred tax liabilities - net

1,304,100

1,530,522

* reclassified from the amortization of goodwill and other intangible assets in 2008 related to 3G license (Note 37)

The breakdown by entity of the deferred tax assets and liabilities outstanding as of December 31, 2008 and 2009 is as follows:

       2008

2009

Deferred Tax

Deferred Tax

Deferred TaxDeferred Tax

Assets

Liabilities

Assets

Liabilities

Company

-

1,304,100

-

1,530,522

Subsidiaries

Lintasarta

63,805

-

74,513

-

IMM

4,640

-

11,299

-

APE

-

565

-

3,070

SMT

-

189

-

991

ISP

-

331

-

619

SMM *

-

-

-

-

Total

68,445

1,305,185

85,812

1,535,202

* liquidated on June 30, 2009

The deferred tax assets of Lintasarta relate mainly to the deferred tax on the temporary difference in the recognition of depreciation of property and equipment.

The significant temporary differences on which deferred tax assets have been computed are not deductible for income tax purposes until the accrued employee benefits are paid, the doubtful accounts are written off, the  allowance for decline in value of investments in associated  company and other long-term investments is realized upon sale of the investments and the pension cost is paid.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2008 and 2009

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

13.

TAXES PAYABLE (continued)

The significant deferred tax liabilities relate to the differences in the book and tax bases of property and equipment, investments in subsidiaries/associated company, and debt and bonds issuance costs, consent solicitation fees and discount.

A valuation allowance has been established for certain deferred tax assets of a subsidiary. This valuation allowance reduced tax assets to an amount which is probable to be realized.

In September 2008, Law No. 7 Year 1983 regarding “Income Tax” was revised for the fourth time with the issuance of Law No. 36 Year 2008. The revised Law stipulates change in the corporate tax rates from progressive tax rates to a single rate of 28% for fiscal year 2009 and 25% for fiscal years 2010 onwards. The revised Law was effective starting January 1, 2009. The Companies recorded the effects of the change in tax rates for the year ended December 31, 2008 resulting from the reduction in tax rates as a reduction of income tax expense amounting to Rp257,819 and credits amounting to Rp292 to “Difference in transactions of equity changes in associated companies/subsidiaries” and Rp886 to “Difference in foreign currency translation”, which are presented under the Stockholders’ Equity section of the consolidated balance sheets.

On June 8, 2009, the Company received SKPKBs from the DGT for Satelindo’s 2002 and 2003 income tax articles 21, 23 and 4(2), and VAT totalling Rp28,960 (including penalties and interest), which were charged to current operations in 2009.

On June 8, 2009, the Company received SKPKB from the DGT for Satelindo’s 2003 corporate income tax amounting to Rp30,870 (including interest), which was charged to current operations in 2009.

On July 7, 2009, the Company paid all tax underpayments that resulted from the tax audit of Satelindo’s corporate income tax, income tax articles 4(2), 21, 23 and 26, and VAT for fiscal years 2002 and 2003 totalling Rp257,492 (Note 6).

The tax losses carryover of SMT as of December 31, 2009 can be carried forward through 2014 based on the following schedule:

Year of Expiration

Amount

2011

14,190

2012

30,205

2013

26,660

2014

31,901

Total

102,956

14.

ACCRUED EXPENSES

This account consists of the following:

2008

2009

Network repairs and maintenance

303,200

301,857

Interest

298,935

286,914

Radio frequency fee

257,671

240,718

Employee benefits

122,049

152,447

Marketing

161,698

125,908

Utilities

8,202

94,359

Dealer incentive

80,760

80,778

Consultancy fees

45,792

66,218

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2008 and 2009

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

14.

ACCRUED EXPENSES (continued)

2008

2009

Universal Service Obligation (“USO”)

38,526

62,378

General and administration

25,829

25,546

Rental

21,762

18,225

Concession fee

49,227

2,468

Others (each below Rp20,000)

98,882

125,916

Total

1,512,533

1,583,732

15.

LOANS PAYABLE

This account consists of the following:

2008

2009

Related party (Note 25)

Mandiri - net of unamortized debt issuance cost and consent

solicitation fees of Rp3,858 in 2008 and Rp7,511 in 2009

1,796,142

2,592,489

Third parties - net of unamortized debt issuance cost and consent solicitation fees of Rp233,736 in 2008 and Rp250,888 in 2009;

and unamortized debt discount of Rp31,844 in 2008 and

Rp25,892 in 2009

9,588,487

11,569,078

Total loans payable

11,384,629

14,161,567

Less current maturities:

Related party

200,000

400,000

Third parties

372,469

1,040,259

Total current maturities

572,469

1,440,259

Long-term portion

10,812,160

12,721,308

The details of the loan from Mandiri are as follows:

a.

Mandiri

•

Credit Facility 1 from Mandiri

On September 18, 2007, the Company obtained a five-year unsecured credit facility from Mandiri amounting to Rp2,000,000 for the purchase of telecommunications equipment. The loan bears interest at (i) fixed annual rates for the first two years (9.75% on the first year and 10.5% on the second year), and (ii) floating rates for the remaining years based on the prevailing annual rate of  average 3-month Jakarta Inter-Bank Offered Rate (“JIBOR”) plus 1.5% per annum. The interest is payable quarterly. The repayment of the loan drawdowns will be made annually, as follows: (a) 10% of the total loan drawdowns in the 1st and 2nd years after the first drawdown, (b) 15% of the total loan drawdowns in the 3rd and 4th years after the first drawdown, and (c) 50% of the total loan drawdowns in the 5th year after the signing date of the agreement.

On September 27 and December 27, 2007, the Company made the first and second loan drawdowns representing the full amount of the facility.

Voluntary early repayment (whole or any part of the loan) is permitted without penalty if the repayment is made after the 24th month from the date of the agreement subject to 7 days’ prior written notice. Repayment prior to the 24th month after the agreement date is allowed with penalty of 2% of the prepaid amount.

15.

LOANS PAYABLE (continued)

a.

Mandiri (continued)

•

Credit Facility 1 from Mandiri (continued)

On September 27, 2008, the Company paid the first annual installment amounting to Rp200,000.

On March 23, 2009, the five-year unsecured credit facility agreement with Mandiri was amended on the basis of the consent letter received on the same date, which represents the outstanding principal amount of Rp1,800,000. The amendment included the changes in the definition of certain terms and the financial ratios required to be maintained.

On September 25, 2009, the Company paid the second annual installment amounting to Rp200,000.

•

Credit Facility 2 from Mandiri

On July 28, 2009, the Company entered into a five-year unsecured credit facility agreement with Mandiri amounting to Rp1,000,000 for general corporate purposes. The loan bears interest at the annual rate of average 3-month JIBOR plus 4.00% per annum. The interest is payable quarterly. The repayment of the loan will be made annually, as follows: (a) 10% of the loan in the 1st and 2nd years after the loan drawdown, (b) 15% of the loan in the 3rd and 4th years after the loan drawdown and (c) 50% of the loan in the 5th year after the signing date of the agreement.

On July 31, 2009, the Company drew down the full amount of the facility.

Voluntary early repayment (whole or any part of the loan) is permitted subject to 2% penalty of the prepaid amount.

Based on the loan agreement, the Company is required to comply with certain covenants, such as maintaining certain financial ratios.

The loans from third parties consist of the following:

2008

2009

Syndicated U.S. Dollar Loan Facility - net of unamortized debt issuance cost and consent solicitation fees of Rp47,276

in 2008 and Rp44,563 in 2009

4,880,224

4,185,437

BCA - net of unamortized debt issuance cost and consent

solicitation fees of Rp3,858 in 2008 and Rp7,055 in 2009

1,796,142

3,092,945

HSBC France - net of unamortized debt issuance cost

and consent solicitation fees of Rp176,408 in 2008 and

Rp156,357 in 2009

1,276,607

1,736,678

AB Svensk Exportkredit, Sweden with Guarantee from Export

Kredit Namnden - net of unamortized debt issuance

cost of Rp36,909

-

1,200,551

Goldman Sachs International

Principal, net of unamortized debt discount of Rp31,844

in 2008 and Rp25,892

 in 2009

402,456

408,408

Foreign Exchange (FX) Conversion Option

185,768

103,758

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2008 and 2009

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

15.

LOANS PAYABLE (continued)

2008

2009

DBS* - net of unamortized debt issuance cost and consent

solicitation fees of Rp769 in 2008 and Rp1,184 in 2009

499,231

448,816

9-Year Commercial Loan - net of unamortized debt issuance

cost and consent solicitation fees of Rp3,962 in 2008 and

Rp3,707 in 2009

292,093

237,733

Finnish Export Credit Ltd. - net of unamortized debt issuance cost and consent solicitation fees of Rp1,463 in 2008 and

Rp1,113 in 2009

206,587

106,047

Investment Credit Facility 5 from CIMB Niaga

44,933

24,933

Investment Credit Facility 6 from CIMB Niaga

-

23,772

Investment Credit Facility 4 from CIMB Niaga

4,446

-

Total

9,588,487

11,569,078

Less current maturities

372,469

1,040,259

Long-term portion

9,216,018

10,528,819

* no longer a related party since June 6, 2008 (Note 18)

b.

Syndicated U.S. Dollar Loan Facility - 13 Financial Institutions

On June 12, 2008, the Company entered into a five-year unsecured credit facility agreement with 13 financial institutions with ING Bank N.V. and DBS Bank Ltd. as arrangers and DBS as the facility agent, in the total amount of US$450,000. The loan proceeds are used to finance the Company’s (i) capital expenditure, (ii) purchase of a portion of its Guaranteed Notes Due 2010 and/or Guaranteed Notes 2012, and/or (iii) general working capital requirements. The loan bears interest at floating rates based on U.S. dollar LIBOR plus margin (1.9% per annum for onshore lenders and 1.85% per annum for offshore lenders), which is payable semi-annually.

The repayment of the loan drawdowns will be made semi-annually, as follows: (a) 25% of the total loan drawdowns in 3rd year after the signing date of the agreement (first repayment date), (b) 24% of the total loan drawdowns in 6th month after the first repayment date, (c) 8% each of the total loan drawdowns in 12th and 18th months after the first repayment date, and (d) 35% of the total loan drawdowns in 24th month after the first repayment date.

Based on the loan agreement, the Company is required to comply with certain covenants, such as maintaining certain financial ratios.

Voluntary early repayment is permitted only after the 6th month from the date of loan agreement subject to 15 days’ prior written notice. The Company may repay the whole or any part of the loan before the due dates (in the minimum amount of US$10,000 and in an amount divisible by US$1,000).

On September 26 and October 30, 2008, the Company received the first and second drawdowns representing the full amount of the facility totalling US$450,000 (equivalent to Rp4,704,650).

On February 24, 2009, the Company amended the Syndicated U.S. Dollar Loan Facility based on the consent letter received on February 19, 2009 from DBS Bank Ltd., which covers the consent provided by a majority of the 13 financial institutions to which the aggregate principal amount of US$405,000 or 90% of the outstanding loan is payable. The amendment included the changes in the definition of certain terms and the financial ratios required to be maintained.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2008 and 2009

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

15.

LOANS PAYABLE (continued)

c.

BCA

•

Credit Facility 1 from BCA

On August 28, 2007, the Company obtained a five-year unsecured credit facility from BCA amounting to Rp1,600,000 for the repayment of Syndicated Loan Facility 2 and the purchase of telecommunications equipment. The loan bears interest at (i) fixed annual rates for the first two years (9.75% on the first year and 10.5% on the second year), and (ii) floating rates for the remaining years based on the prevailing annual rate of  3-month JIBOR plus 1.5% per annum. On September 20, 2007, the Company obtained an increase in the credit facility by Rp400,000. As a result, the credit facility has become Rp2,000,000. The interest is payable quarterly. The repayment of the loan drawdowns will be made annually, as follows: (a) 10% each of the total loan drawdowns in the 1st and 2nd years after the first drawdown, (b) 15% each of the total loan drawdowns in the 3rd and 4th years after the first drawdown, and (c) 50% of the total loan drawdowns in the 5th year after the first drawdown.

On September 27, October 26 and December 27, 2007, the Company made the first, second and third loan drawdowns representing the full amount of the facility.

Voluntary early repayment (whole or any part of the loan) is permitted without penalty if the repayment is made after the 24th month from the date of the agreement subject to 7 days’ prior written notice. Repayment prior to the 24th month after the agreement is allowed with penalty of 2% of the prepaid amount.

On September 27, 2008, the Company paid the first annual installment amounting to Rp200,000.

On September 25, 2009, the Company paid the second annual installment amounting to Rp200,000.

•

Credit Facility 2 from BCA

On September 17, 2008, the Company entered into a three-year unsecured credit facility agreement with BCA amounting to Rp500,000 for the refinancing and/or purchase of telecommunications  equipment. The loan  bears  interest  at 3-month JIBOR  plus  2.25%  per annum. The repayment of the loan drawdowns will be made annually, as follows: (a) 20% of the total loan drawdowns in the first year, (b) 30% of the total loan drawdowns in the second year, and (c) 50% of the total loan drawdowns in the third year.

On March 16, 2009, the Company made the drawdown of the full amount of the facility.

Voluntary early repayment (whole or any part of the loan) is permitted with penalty of 1% of the prepaid amount.

On February 12, 2009, the Company amended its five-year and three-year BCA credit facility agreements based on the consent letter received on February 6, 2009, which represents the outstanding principal amounts of Rp1,800,000 and Rp500,000, respectively. The amendment included the changes in the definition of certain terms and the financial ratios required to be maintained.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2008 and 2009

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

15.

LOANS PAYABLE (continued)

c.

BCA (continued)

•

Credit Facility 3 from BCA

On June 8, 2009, the Company entered into a five-year unsecured credit facility agreement with BCA amounting to Rp1,000,000 for the refinancing and/or procurement of telecommunications equipment. The loan bears interest at 3-month JIBOR plus 4.00% per annum. The repayment of the loan drawdowns will be made annually, as follows: (a) 10% of the total loan drawdowns in the first and second years, (b) 15% of the total loan drawdowns in the third and fourth years, and (c) 50% of the total loan drawdowns in the fifth year.

On June 25, 2009, the Company drew down the full amount of the facility.

Voluntary early repayment (whole or any part of the loan) is permitted subject to 1% penalty of the prepaid amount, except for prepayment to refinance this credit facility.

Based on the loan agreement, the Company is required to comply with certain covenants, such as maintaining certain financial ratios.

d.   HSBC France

On November 27, 2007, the Company entered into an unsecured facility agreement with HSBC France relating to:

•

12-year COFACE Term Facility Agreement (”COFACE Facility”)

This facility amounts to US$157,243 to be used to finance the payment of 85% of the French Content under the Palapa D Satellite Contract plus 100% of the COFACE Premium. The loan bears interest at the fixed annual rate of 5.69% which is payable semi-annually. The total loan outstanding after the availability period shall be repaid in twenty semi-annual installments. The semi-annual repayment of the principal will start six months after the earlier of (a) date of successful completion of the Satellite In-Orbit Acceptance Review under the Palapa D Satellite Contract and (b) September 29, 2009.

As of December 31, 2009, the Company has already drawn from this credit facility the amount of US$157,186.69 (equivalent to Rp1,477,555).

Voluntary early repayment is permitted only with a corresponding proportionate voluntary prepayment under SINOSURE Facility after the last day of the availability period and on a repayment date subject to 30 days’ prior written notice. The Company may repay the whole or any part of the loan before the due date (in the minimum amount of US$10,000 and in an amount divisible by US$1,000). Any repayment shall satisfy the obligations of loan repayment in inverse chronological order.

•

12-year SINOSURE Term Facility Agreement (”SINOSURE Facility”)

This facility amounts to US$44,200 to be used to finance the payment of 85% of the Launch Service Contract.  The loan bears interest at floating rates based on U.S. dollar LIBOR plus 0.35% per annum, which is payable semi-annually. The total loan outstanding after the availability period shall be repaid in twenty semi-annual installments. The semi-annual repayment of the principal will start six months after the earlier of (a) date of successful completion of the Satellite In-Orbit Acceptance Review under the Palapa D Satellite Contract and (b) September 29, 2009.

As of December 31, 2009, the Company has already drawn from this credit facility the amount of US$44,200 (equivalent to Rp415,480).

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2008 and 2009

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

15.

LOANS PAYABLE (continued)

d.   HSBC France (continued)

Voluntary early repayment is permitted only with a corresponding proportionate voluntary prepayment under COFACE Facility after the last day of the availability period and on a repayment date subject to 30 days’ prior written notice. The Company may repay the whole or any part of the loan before the due date (in the minimum amount of US$10,000 and in an amount divisible by US$1,000). Any repayment shall satisfy the obligations of loan repayment in inverse chronological order.

Based on the credit facility agreement, the Company is required to comply with certain conditions, such as maintaining certain financial ratios.

On March 18, 2009, the Company amended the COFACE Facility and SINOSURE Facility agreements with HSBC France based on two consent letters received on March 11, 2009, which represent the outstanding principal amounts of US$157,243 and US$44,200, respectively. The amendment included the changes in the definition of certain terms and the financial ratios required to be maintained.

e.

AB Svensk Exportkredit (”SEK”), Sweden with Guarantee from Export Kredit Namnden (”EKN”)

On August 18, 2009, the Company obtained credit facilities guaranteed by EKN, Sweden with maximum amounts totalling US$315,000 for the purchase of Ericsson telecommunication equipment, with The Hongkong and Shanghai Banking Corporation Limited (“HSBC”), Hong Kong and ABN Amro N.V. (“ABN-Amro”), Hong Kong Branch as the Original Lenders and arrangers, while HSBC Bank PLC, London, United Kingdom acted as the facility agent and EKN agent.

The agreement stipulates that the Original Lenders may assign any of their rights or transfer any of their rights and obligations as provided in the agreement to another bank or financial institution or SEK or EKN. On September 2, 2009, the Original Lenders transferred such rights and obligations to SEK.

This credit facilities consist of facilities A, B and C with maximum amounts of US$100,000, US$155,000 and US$60,000, respectively. The loans from the facilities bear interest at certain rates per annum as determined in the agreement and the related interest is payable semi-annually until the respective maturity dates. The repayment of each of facilities A, B and C shall be made in fourteen installments starting on May 31, 2009, February 28, 2010 and November 30, 2010, respectively.

Based on the loan agreement, the Company is required to comply with certain covenants, such as maintaining certain financial ratios.

Voluntary early repayment for each facility is permitted only if the repayment for Facility A, B and C is made at the same time and in proportionate amount for each Facility A, B and C after the last day of the availability period and on a repayment date subject to 20 days’ prior written notice. The Company may repay the whole or any part of the loan before the due dates (in the minimum amount of US$5,000 and in an amount divisible by US$500). Any repayment shall satisfy the obligations of loan repayment in inverse chronological order for the relevant facility.

On November 30, 2009, the Company paid the first semi-annual installment for facility A amounting to US$7,142.86.

As of December 31, 2009, the Company has already drawn US$100,000 and US$38,787.50 from facilities A and B, respectively.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2008 and 2009

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

15.

LOANS PAYABLE (continued)

f.

Goldman Sachs International (“GSI”)

On May 30, 2007, the Company received from GSI a loan amounting to Rp434,300 which was received in U.S. dollar amounting to US$50,000 for financing the purchase of telecommunications equipment. The loan will mature on May 30, 2013. The loan bears interest at the fixed annual rate of 8.75% applied on the Rp434,300, which is payable quarterly every February 28, May 30, August 30 and November 30 commencing on August 30, 2007 up to May 30, 2012.

The loan agreement provides an option for GSI to convert the loan payable into a U.S. dollar loan of US$50,000 on May 30, 2012 (“FX Conversion Option”). The fair value of the FX Conversion Option as of December 31, 2008 and 2009 amounted to US$16,965.12 (equivalent to Rp185,768) and US$11,038.10 (equivalent to Rp103,758), respectively. If GSI takes such option, starting
May 30, 2012, the loan will bear interest at the fixed annual rate of 6.45% applied on the US$50,000 principal and both U.S. dollar principal and interest thereon will be due on May 30, 2013.

Based on the loan agreement, the Company is required to notify GSI regarding the following events which can result in loan termination, such as (i) certain changes affecting withholding taxes in the United Kingdom or Indonesia, (ii) default under Guaranteed Notes due 2012 (Note 16), (iii) default under the Company’s USD Notes and IDR Bonds (Note 16), (iv) redemption, purchase or cancellation of the Guaranteed Notes Due 2012 (Note 16) and there are no USD Indosat Notes outstanding upon such redemption, purchase or cancellation, and (v) change of control in the Company.

On June 24, 2008, the Company received a waiver letter from GSI affirming that it will not terminate the loan due to the change of control in the Company (Note 18).

g.

DBS

On November 1, 2007, the Company obtained a five-year unsecured credit facility from DBS with a maximum amount of Rp500,000 for capital expenditure and general corporate purposes. The loan bears interest at (i) fixed annual rates for the first two years (9.7% in the first year and 10.4% in the second year), and (ii) floating rates for the remaining years based on prevailing annual interest rate of 3-month Certificates of Bank Indonesia plus 1.5% per annum. The interest is payable quarterly.  The repayment of the loan drawdowns will be made annually, as follows: (a) 10% each of the total loan drawdowns in the 1st and 2nd years after the first drawdown, (b) 15% each of the total loan drawdowns in the 3rd and 4th years after the first drawdown, and (c) 50% of the total loan drawdowns in the 5th year after the signing date of the agreement.

On January 31, 2008, the Company drew down the full amount of the facility.

Based on the credit facility agreement, the Company is required to comply with certain conditions, such as maintaining certain financial ratios.

Voluntary early repayment is permitted on each interest payment date without penalty if the repayment is made after the 24th month from the date of the first drawdown subject to 15 days’ prior written notice. Repayment prior to the 24th month after the agreement date is allowed with penalty of 1% of the prepaid amount.

On January 30, 2009, the Company paid the first annual installment amounting to Rp50,000
(Note 35d).

On March 25, 2009, the Company amended its five-year unsecured credit facility agreement with DBS based on the consent letter received on February 27, 2009, which represents the outstanding principal amount of Rp500,000. The amendment included the changes in the definition of certain terms and the financial ratios required to be maintained.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2008 and 2009

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

15.

LOANS PAYABLE (continued)

h.

9-Year Commercial Facility with HSBC Jakarta Branch, CIMB Niaga (formerly PT Bank Lippo Tbk) and Bank of China Limited, Jakarta Branch

On November 27, 2007, the Company entered into an unsecured facility agreement with HSBC Jakarta Branch as the arranger and HSBC Limited, Hong Kong as the facility agent, relating to a
9-year Commercial Facility Agreement amounting to US$27,037 from HSBC Jakarta Branch to finance the construction and launch of the satellite and the payment of the SINOSURE Premium in connection with the SINOSURE Facility (Note 15d). The loan bears interest at floating rates based on U.S. dollar LIBOR plus 1.45% per annum, which is payable semi-annually.

The repayment of the loan shall be made in fifteen semi-annual installments starting 24 months from the date of the loan agreement. For the 1st five installments, the Company will repay US$1,351.85 each and US$2,027.78 for the remaining installments thereafter.

The agreement also stipulates that HSBC Jakarta Branch may assign any of its rights or transfer any of its rights and obligations as provided in the agreement to another bank or financial institution. On March 10, 2008, HSBC Jakarta Branch transferred such rights and obligations to CIMB Niaga and Bank of China Limited, Jakarta Branch.

On April 1, 2008, the Company received the full drawdown from the 9-year Commercial Facility. The drawdown consisted of US$13,537 (equivalent to Rp124,527) from HSBC Jakarta Branch, US$10,000 (equivalent to Rp91,990) from CIMB Niaga and US$3,500 (equivalent to Rp32,197) from Bank of China Limited, Jakarta Branch.

Based on the facility agreement, the Company is required to comply with certain conditions, such as maintaining certain financial ratios.

Voluntary early repayment is permitted only on each repayment date after first repayment date subject to 30 days’ prior written notice. The Company may repay the whole or any part of the loan before the due date (in the minimum amount of US$5,000 and in an amount divisible by US$1,000). Any repayment shall satisfy the obligations of loan repayment proportionately.

On March 18, 2009, the Company amended its 9-Year Commercial Facility based on the consent letter received on March 5, 2009 from HSBC Limited, Hong Kong which represents the aggregate principal amount of US$17,057 or 63% of the outstanding loan. The amendment included the changes in the definition of certain terms and the financial ratios required to be maintained.

On November 27, 2009, the Company paid the first annual installment amounting to US$1,351.85.

i.

Finnish Export Credit Ltd. (“FEC”)

On May 12, 2006, the Company obtained a credit facility from FEC amounting to US$38,000, with ABN-AMRO Bank N.V., Jakarta Branch as the arranger and ABN-AMRO Bank N.V., Stockholm Branch as the facility agent, to be used for the purchase of telecommunications equipment. The loan bears interest at the fixed annual rate of 4.15%. The loan, together with the related interest, is payable semi-annually until May 12, 2011.

Voluntary early repayment is permitted only after 60 days from the date of the loan agreement subject to 15 days’ prior written notice. The Company may repay the whole or any part of the loan before the due dates (in the minimum amount of US$10,000 and in an amount divisible by US$1,000).

Based on the loan agreement, the Company is required to comply with certain covenants, such as maintaining certain financial ratios.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2008 and 2009

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

15.

LOANS PAYABLE (continued)

i.

Finnish Export Credit Ltd. (“FEC”) (continued)

On March 20, 2009, the Company amended its credit facility agreement with FEC based on the consent letter received on February 27, 2009 from ABN-AMRO N.V., Stockholm Branch, which represents the outstanding principal amount of US$19,000. The amendment included the changes in the definition of certain terms and the financial ratios required to be maintained.

j.

Investment Credit Facility 5 from CIMB Niaga

On July 10, 2007, Lintasarta obtained a credit facility from CIMB Niaga amounting to Rp50,000 for the purchase of telecommunications equipment, computers and other supporting facilities. The loan bears interest at the prevailing annual rate of 1-month Certificate of Bank Indonesia plus 2.25% per annum. The quarterly repayment of the principal started on October 10, 2008, at Rp5,000 each quarter up to January 10, 2011. Lintasarta has already drawn the full amount of this credit facility.

Voluntary early repayment is permitted only on interest payment date subject to 3 days’ prior written notice. Lintasarta may repay the whole or any part of the loan before the due date only by using the fund from Lintasarta’s operational activities. Repayment using the fund from loans obtained from other parties is allowed with penalty 1% of the early repaid amount.

The loan is collateralized by all equipment (Note 9) purchased from the proceeds of the credit facility. The loan also has the same restrictive covenants as the Investment Credit Facilities 4 and 6 from CIMB Niaga.

k.

Investment Credit Facility 6 from CIMB Niaga

On February 24, 2009, Lintasarta obtained a loan from a credit facility from CIMB Niaga for the purchase of telecommunications equipment, computers and other supporting facilities amounting to Rp75,000. The loan bears interest at the fixed annual rate of 14.5%. The quarterly repayment of the principal amount of Rp7,500 will start on March 24, 2010 up to June 24, 2012.    As of December 31, 2009, Lintasarta has already drawn from this credit facility the amount of Rp23,772. The loan is collateralized by all equipment (Note 9) purchased from the proceeds of the credit facility. The loan also has the same restrictive covenants as the Investment Credit Facilities 4 and 5.

Voluntary early repayment is permitted only on interest payment date subject to 15 days’ prior written notice. Lintasarta may repay the whole or any part of the loan before the due date only by using the fund from Lintasarta’s operational activities. Repayment using the fund from loans obtained from other parties is allowed with penalty determined by CIMB Niaga.

l.

Investment Credit Facility 4 from CIMB Niaga

On August 29, 2005, Lintasarta obtained a credit facility from CIMB Niaga amounting to Rp45,000 for the purchase of telecommunications equipment, computers and other supporting facilities. The loan bore interest at the prevailing annual rate of 3-month Certificates of Bank Indonesia plus 3% per annum. The quarterly repayment of the principal started on November 29, 2006 at Rp4,500 and in February 2009, the final installment was paid.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2008 and 2009

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

15.

LOANS PAYABLE (continued)

l.

Investment Credit Facility 4 from CIMB Niaga (continued)

Voluntary early repayment is permitted only on interest payment date subject to 3 days’ prior written notice. Lintasarta may repay the whole or any part of the loan before the due date only by using the fund from Lintasarta’s operational activities. Repayment using the fund from loans obtained from other parties is allowed with penalty 1% of the early repaid amount.

The loan was collateralized by all equipment (Note 9) purchased from the proceeds of the credit facility and trade accounts receivable from frame relay.

The loan also had the same restrictive covenants as the Investment Credit Facilities 5 and 6 from CIMB Niaga, which include prior written approval from CIMB Niaga for new debts obtained by Lintasarta.

The scheduled principal payments from 2010 to 2014 and thereafter of all the loans payable as of December 31, 2009 are as follows:

Twelve months ending December 31,

  2014 and

        2010

   2011

2012

2013

  thereafter        Total

In rupiah

BCA

500,000

550,000

1,400,000

150,000500,0003,100,000

Mandiri

400,000

400,000

1,150,000

150,000500,0002,600,000

DBS

50,000

75,000

75,000

250,000

-450,000

GSI

-

-

-

434,300

-434,300

CIMB Niaga

43,772

4,933

-

-

-48,705

Sub-total

993,772

1,029,933

2,625,000

984,3001,000,0006,633,005

 In U.S. dollar

Syndicated U.S. Dollar

   Loan facility

   (US$450,000)

-

2,072,700

676,800

1,480,500

-

4,230,000

HSBC France

   (US$201,386.69)

189,303

189,303

189,303

189,3031,135,823

1,893,035

SEK, Sweden

(US$131,644.64)

160,329

186,372

186,372

186,372518,015

1,237,460

9-Year Commercial

   Facility (US$25,685.15)

25,415

25,415

38,122

38,122114,366

241,440

GSI (US$11,038.10)

-

-

-

103,758

-103,758

FEC (US$11,400)

71,440

35,720

-

-

-107,160

Sub-total

446,487

2,509,510

1,090,597

1,998,055

1,768,204

7,812,853

Total

1,440,259

3,539,443

3,715,597

2,982,355

2,768,204

   14,445,858

Less:

- unamortized debt issuance costs and consent solicitation fees

      (258,399)

- unamortized debt discount

         (25,892)

Net

14,161,567

The amortization of debt issuance, discount and consent solicitation fees on the loans for the years ended December 31, 2008 and 2009 amounted to Rp15,331 and Rp35,838, respectively (Note 23).

As of December 31, 2008 and 2009, the Companies have complied with all financial ratios required to be maintained under the loan agreements.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2008 and 2009

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

16.

BONDS PAYABLE

This account consists of the following:

2008

2009

Fifth Indosat Bonds in Year 2007 with Fixed Rates - net of

unamortized bonds issuance cost and consent solicitation fees of

Rp6,948 in 2008 and

 Rp12,793 in 2009

2,593,052

2,587,207

Guaranteed Notes Due 2010 - net of unamortized notes issuance cost of Rp6,977 in 2008

and Rp3,879 in 2009

2,563,503

2,202,743

Seventh Indosat Bonds in Year 2009 with Fixed Rates - net of unamortized bonds issuance cost of Rp6,198

-

1,293,802

Sixth Indosat Bonds in Year 2008 with Fixed Rates - net of

unamortized bonds issuance cost and consent solicitation

fees of Rp4,256 in 2008 and Rp7,050 in 2009

1,075,744

1,072,950

Guaranteed Notes Due 2012 - net of unamortized notes discount of Rp4,129 in 2008 and Rp3,116 in 2009; and unamortized

notes issuance cost of Rp8,649 in 2008 and Rp6,521 in 2009

1,185,261

1,018,817

Fourth Indosat Bonds in Year 2005 with Fixed Rate - net of

unamortized bonds issuance cost and consent solicitation

fees of Rp4,404 in 2008

and Rp4,050 in 2009

810,596

810,950

Third Indosat Bonds in Year 2003 with Fixed Rates - net of

unamortized

bonds issuance cost and consent

solicitation fees of Rp2,709 in 2008

and Rp2,081 in 2009

637,291

637,919

Indosat Sukuk Ijarah III in Year 2008 - net of unamortized bonds issuance cost and consent solicitation fees of Rp2,229 in 2008 and Rp3,601 in 2009

567,771

566,399

Indosat Sukuk Ijarah II in Year 2007 - net of unamortized bonds issuance cost and consent solicitation fees of Rp1,042 in 2008 and Rp1,872 in 2009

398,958

398,128

Indosat Syari’ah Ijarah Bonds in Year 2005 - net of unamortized bonds issuance cost and consent solicitation fees of

Rp1,560 in 2008 and Rp1,429 in 2009

283,440

283,571

Second Indosat Bonds in Year 2002 with Fixed and Floating Rates

- net of unamortized consent solicitation fees of Rp656 in 2009

200,000

199,344

Indosat Sukuk Ijarah IV in Year 2009 - net of unamortized

bonds issuance cost of Rp982

-

199,018

Limited Bonds II issued by Lintasarta*

31,150

25,000

Limited Bonds I issued by Lintasarta**

25,292

16,989

Total bonds payable

10,372,058

11,312,837

Less current maturities (net of unamortized notes and bonds

issuance cost and consent solicitation fees

totalling Rp5,960 in 2009)

56,442

2,840,662

Long-term portion

10,315,616

8,472,175

*

after elimination of Limited Bonds II amounting to Rp35,000 issued to the Company

**

after elimination of Limited Bonds I amounting to Rp9,564 issued to the Company

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2008 and 2009

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

16.

BONDS PAYABLE (continued)

Fifth Indosat Bonds in Year 2007 with Fixed Rates

On May 29, 2007, the Company issued its Fifth Indosat Bonds in Year 2007 with Fixed Rates (“Fifth Indosat Bonds”), with BRI as the trustee as covered under a Trustee Agreement. The bonds have a total face value of Rp2,600,000. The bonds consist of two series:

•

Series A bonds amounting to Rp1,230,000 which bear interest at the fixed rate of 10.20% per annum starting May 29, 2007. These bonds will mature on May 29, 2014.

•

Series B bonds amounting to Rp1,370,000 which bear interest at the fixed rate of 10.65% per annum starting May 29, 2007. These bonds will mature on May 29, 2017.

The bonds will mature before the maturity dates if, after the 1st anniversary of the bonds, the Company exercises its option to buy back part or all of the bonds at market price temporarily or as an early settlement.

PT Kustodian Sentral Efek Indonesia (“KSEI”), acting as payment agent, shall pay interest on the bonds, as follows:

Series A

:

starting August 29, 2007 and every quarter thereafter up to May 29, 2014.

Series B

:

starting August 29, 2007 and every quarter thereafter up to May 29, 2017.

The Company received the proceeds of the bonds on May 31, 2007.

The net proceeds, after deducting the underwriting fee and offering expenses, were used for capital expenditure to expand the Company’s cellular network.

Based on the Trustee Agreement, the Company is required to comply with certain conditions, such as maintaining certain financial ratios.

The bonds are neither collateralized by any specific Company assets nor guaranteed by other parties. All of the Company’s assets, except for the assets that have been specifically used as security to its other creditors, are used as pari-passu security to all of the Company’s other liabilities including the bonds.

Based on the minutes of the General Meeting of Bondholders (“RUPO”) dated March 24, 2009, the bondholders of the Fifth Indosat Bonds agreed to amend the Trustee Agreement related to the changes in the definition of certain terms and the financial ratios required to be maintained.

Based on the latest rating report (released in November 2009), the bonds have idAA+ (negative outlook) rating from PT Pemeringkat Efek Indonesia (“Pefindo”).

Guaranteed Notes Due 2010

In October 2003, the Company, through IFB, issued Guaranteed Notes Due 2010 with fixed rate and with a total face value of US$300,000. The notes bear interest at the fixed rate of 7.75% per annum payable in semi-annual installments on May 5 and November 5 of each year, commencing on   May 5, 2004. The notes will mature on November 5, 2010.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2008 and 2009

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

16.

BONDS PAYABLE (continued)

Guaranteed Notes Due 2010 (continued)

The notes are redeemable at the option of IFB, in whole or in part, at any time on or after
November 5, 2008. The notes are redeemable at prices equal to 103.8750%, 101.9375% and 100.0000% of the principal amount during the 12-month period commencing on November 5 of 2008, 2009 and 2010, respectively. The notes are also redeemable at the option of IFB, in whole but not in part, at any time, at a price equal to 103.5625% of the principal amount thereof, plus any accrued and unpaid interest and additional amounts to the date of redemption, in the event of certain changes affecting withholding taxes in Indonesia and the Netherlands that would require IFB or the Company to pay an additional amount in respect of any note in excess of certain amounts. Upon a change in control of IFB (including sale, transfer, assignment, lease, conveyance or other disposition of all or substantially all of IFB’s assets), the holder of the notes has the right to require IFB to repurchase all or any part of such holder’s notes at a purchase price equal to 101% of the principal amount thereof, plus accrued and unpaid interest and additional amounts, if any, to the purchase date.

The net proceeds, after deducting the underwriting fee and offering expenses, were received on November 5, 2003 and used primarily to repay a portion of Indosat’s (including Satelindo’s and IM3’s) outstanding indebtedness amounting to Rp1,500,000 and US$447,500.

Based on the notes indenture, the Company is required to comply with certain conditions, such as maintaining certain financial ratios.

The notes are unconditionally and irrevocably guaranteed by the Company.

On January 11, 2006, IFB released a solicitation relating to the outstanding notes. The primary purpose of the solicitation was to modify certain covenants under the indenture of the notes to conform with the terms in the indenture of Guaranteed Notes Due 2012. The amendment to the indenture included, among others, the change in the limit of the permitted debt that could be incurred by IFB and Lintasarta, and IFB’s ability to incur new debt.

On January 24, 2006, IFB received consents from holders of the notes representing an aggregate principal amount of US$239,526 or 79.842% of the outstanding notes.

On July 22, 2008, IFB announced the Change of Control Offer to all holders of the notes (Note 18). This offer was to purchase the notes at a purchase price equal to 101% of the principal amount plus accrued and unpaid interest up to the date of settlement and any additional amounts. Such offer expired on September 17, 2008. The bondholders exercised their rights that required IFB to repurchase all or any part of such holders’ notes.

On September 19, 2008, IFB paid a total of US$67,805 (equivalent to Rp642,109) for the purchased portion of the notes with a total principal amount of US$65,253 (equivalent to Rp617,946) at a price equal to 101% of the principal amount purchased, plus the accrued and unpaid interest up to settlement date and other additional expenses.

Based on the latest rating reports (released in December and September 2009), the notes have BB and Ba1 ratings from Standard & Poor’s (“S&P”) and Moody’s Investors Service (“Moody’s”), respectively.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2008 and 2009

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

16.

BONDS PAYABLE (continued)

Seventh Indosat Bonds in Year 2009 with Fixed Rates

On December 8, 2009, the Company issued its Seventh Indosat Bonds in Year 2009 with Fixed Rates (“Seventh Indosat Bonds”), with BRI as the trustee as covered under a Trustee Agreement. The bonds have a total face value of Rp1,300,000. The bonds consist of two series:

•

Series A bonds amounting to Rp700,000 which bear interest at the fixed rate of 11.25% per annum starting December 8, 2009. These bonds will mature on December 8, 2014.

•

Series B bonds amounting to Rp600,000 which bear interest at the fixed rate of 11.75% per annum starting December 8, 2009. These bonds will mature on December 8, 2016.

The bonds will mature before the maturity dates if, after the 1st anniversary of the bonds, the Company exercises its option to buy back part or all of the bonds at market price temporarily or as an early settlement.

KSEI, acting as payment agent, shall pay interest on the bonds, as follows:

Series A

:

starting March 8, 2010 and every quarter thereafter up to December 8, 2014.

Series B

:

starting March 8, 2010 and every quarter thereafter up to December 8, 2016.

The Company received the proceeds of the bonds on December 8, 2009.

The net proceeds, after deducting the underwriting fee and offering expenses, were used for the purchase of Base Station Subsystem to expand the Company’s cellular network.

Based on the Trustee Agreement, the Company is required to comply with certain conditions, such as maintaining certain financial ratios.

The bonds are neither collateralized by any specific Company assets nor guaranteed by other parties. All of the Company’s assets, except for the assets that have been specifically used as security to its other creditors, are used as pari-passu security to all of the Company’s other liabilities including the bonds.

Based on the latest rating report (released in November 2009), the bonds have idAA+ (negative outlook) rating from Pefindo.

Sixth Indosat Bonds in Year 2008 with Fixed Rates

On April 9, 2008, the Company issued its Sixth Indosat Bonds in Year 2008 with Fixed Rates (“Sixth Indosat Bonds”), with BRI as the trustee as covered under a Trustee Agreement. The bonds have a total face value of Rp1,080,000. The bonds consist of two series:

•

Series A bonds amounting to Rp760,000 which bear interest at the fixed rate of 10.25% per annum starting April 9, 2008. These bonds will mature on April 9, 2013.

•

Series B bonds amounting to Rp320,000 which bear interest at the fixed rate of 10.80% per annum starting April 9, 2008. These bonds will mature on April 9, 2015.

The bonds will mature before the maturity dates if, after the 1st anniversary of the bonds, the Company exercises its option to buy back part or all of the bonds at market price temporarily or as an early settlement.

16.

BONDS PAYABLE (continued)

Sixth Indosat Bonds in Year 2008 with Fixed Rates (continued)

KSEI, acting as payment agent, shall pay interest on the bonds, as follows:

Series A

:

starting July 9, 2008 and every quarter thereafter up to April 9, 2013.

Series B

:

starting July 9, 2008 and every quarter thereafter up to April 9, 2015.

The Company received the proceeds of the bonds on April 9, 2008.

The net proceeds, after deducting the underwriting fee and offering expenses, were used for capital expenditure to expand the Company’s cellular network.

Based on the Trustee Agreement, the Company is required to comply with certain conditions, such as maintaining certain financial ratios.

The bonds are neither collateralized by any specific Company assets nor guaranteed by other parties. All of the Company’s assets, except for the assets that have been specifically used as security to its other creditors, are used as pari-passu security to all of the Company’s other liabilities including the bonds.

Based on the minutes of the RUPO dated March 24, 2009, the holders of the Sixth Indosat Bonds agreed to amend the Trustee Agreement related to the changes in the definition of certain terms and the financial ratios required to be maintained.

Based on the latest rating report (released in November 2009), the bonds have idAA+ (negative outlook) rating from Pefindo.

Guaranteed Notes Due 2012

On June 22, 2005, the Company, through IIFB, issued Guaranteed Notes Due 2012 with fixed rate and with a total face value of US$250,000. The notes were issued at 99.323% of their principal amount. The notes bear interest at the fixed rate of 7.125% per annum payable in semi-annual installments due on June 22 and December 22 of each year, commencing December 22, 2005. The notes will mature on June 22, 2012.

The notes will be redeemable at the option of IIFB, in whole or in part, at any time on or after
June 22, 2010 at prices equal to 103.5625%, 101.7813% and 100.0000% of the principal amount during the 12-month period commencing June 22, 2010, 2011 and 2012, respectively, plus accrued and unpaid interest and additional amounts, if any. In addition, prior to June 22, 2008, IIFB may redeem up to a maximum of 35% of the original aggregate principal amount, with the proceeds of one or more public equity offerings of the Company, at a price equal to 107.125% of the principal amount thereof, plus accrued and unpaid interest and additional amounts, if any. The notes are also redeemable at the option of IIFB, in whole but not in part, at any time, at a price equal to 103.5625% of the principal amount thereof, plus any accrued and unpaid interest and additional amounts to the date of redemption, in the event of certain changes affecting withholding taxes in Indonesia and the Netherlands that would require IIFB or the Company to pay an additional amount in respect of any note in excess of certain amounts. Upon a change in control of IIFB (including sale, transfer, assignment, lease, conveyance or other disposition of all or substantially all of IIFB’s assets), the holder of the notes has the right to require IIFB to repurchase all or any part of such holder’s notes at a purchase price equal to 101% of the principal amount thereof, plus accrued and unpaid interest and additional amounts, if any, to the purchase date.

The net proceeds, after deducting the underwriting fee and offering expenses, were received on      June 23, 2005 and used for general corporate purposes, including capital expenditures.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2008 and 2009

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

16.

BONDS PAYABLE (continued)

Guaranteed Notes Due 2012 (continued)

Based on the notes indenture, the Company is required to comply with certain conditions, such as maintaining certain financial ratios.

The notes are unconditionally and irrevocably guaranteed by the Company.

On July 22, 2008, IIFB announced the Change of Control Offer to all holders of the notes
(Note 18). This offer was to purchase the notes at a purchase price equal to 101% of the principal amount plus accrued and unpaid interest up to the date of settlement and any additional amounts. Such offer expired on September 17, 2008. The bondholders exercised their rights that required IIFB to repurchase all or any part of such holders’ notes.

On September 19, 2008, IIFB paid a total of US$144,441 (equivalent to Rp1,367,858) for the purchased portion of the notes with a total principal amount of US$140,590 (equivalent to Rp1,331,387) at a price equal to 101% of the principal amount purchased, plus the accrued and unpaid interest up to settlement date and other additional expenses.

Based on the latest rating reports (released in December and September 2009), the notes have BB and Ba1 ratings from S&P and Moody’s, respectively.

Fourth Indosat Bonds in Year 2005 with Fixed Rate

On June 21, 2005, the Company issued its Fourth Indosat Bonds in Year 2005 with Fixed Rate (“Fourth Indosat Bonds”), with BRI as the trustee as covered under a Trustee Agreement. The bonds have a total face value of Rp815,000 in Rp50 denomination. The bonds bear interest at the fixed rate of 12% per annum, payable on a quarterly basis. The bonds will mature on June 21, 2011.

The bonds will mature before maturity date if the Company exercises the following options:

•

Early Settlement Option

:

the Company has the right to make early payment for all the bonds on the 4th anniversary of the bonds at 100% of the bonds’ nominal value.

•

Buy-back Option

:

after the 1st anniversary of the bonds, the Company has the right to buy back part or all of the bonds at market price temporarily or as an early settlement.

The proceeds of the bonds were used for capital expenditure to expand the Company’s cellular network.

Based on the Trustee Agreement, the Company is required to comply with certain conditions, such as maintaining certain financial ratios.

The bonds are neither collateralized by any specific Company assets nor guaranteed by other parties. All of the Company’s assets, except for the assets that have been specifically used as security to its other creditors, are used as pari-passu security to all of the Company’s other liabilities including the bonds.

Based on the minutes of the RUPO dated March 24, 2009, the holders of the Fourth Indosat Bonds agreed to amend the Trustee Agreement related to the changes in the definition of certain terms and the financial ratios required to be maintained.

Based on the latest rating report (released in November 2009), the bonds have idAA+ (negative outlook) rating from Pefindo.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2008 and 2009

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

16.

BONDS PAYABLE (continued)

Third Indosat Bonds in Year 2003 with Fixed Rates

On October 22, 2003, the Company issued at face value its Third Indosat Bonds in the Year 2003 with Fixed Rates (“Third Indosat Bonds”), with BRI as the trustee as covered under a Trustee Agreement. The bonds have a total face value of Rp2,500,000 in Rp50 denomination. The bonds consist of two series:

•

Series A bonds amounting to Rp1,860,000 which bear interest at the fixed rate of 12.5% per annum for 5 years starting October 22, 2003.

•

Series B bonds amounting to Rp640,000 which bear interest at the fixed rate of 12.875% per annum for 7 years starting October 22, 2003.

The bonds will mature if the Company exercises the following options:

•

Early Settlement Option

:

the Company has the right to make early payment for all the Series B bonds on the 6th anniversary of the bonds at 100% of the bonds’ nominal value.

•

Buy-back Option

:

after the 1st anniversary of the bonds, the Company has the right to buy back part or all of the bonds at market price temporarily or as an early settlement.

KSEI, acting as payment agent, pays interest on the bonds, as follows:

Series A

:

starting January 22, 2004 and every quarter thereafter up to October 22, 2008.

Series B

:

starting January 22, 2004 and every quarter thereafter up to October 22, 2010.

The proceeds of the bonds were used as capital injection to Satelindo which, in turn, used the proceeds to repay its debts and Guaranteed Floating Rate Bonds.

Based on the Trustee Agreement, the Company is required to comply with certain conditions, such as maintaining certain financial ratios.

The bonds are neither collateralized by any specific Company assets nor guaranteed by other parties. All of the Company’s assets, except for the assets that have been specifically used as security to its other creditors, are used as pari-passu security to all of the Company’s other liabilities including the bonds.

On October 21, 2008, the Company paid in full the series A bonds amounting to Rp1,860,000.

Based on the minutes of the RUPO dated March 24, 2009, the holders of the Third Indosat Bonds agreed to amend the Trustee Agreement related to the changes in the definition of certain terms and the financial ratios required to be maintained.

Based on the latest rating report (released in November 2009), the series B bonds have idAA+ (negative outlook) rating from Pefindo.

Indosat Sukuk Ijarah III in Year 2008 (“Sukuk Ijarah III”)

On April 9, 2008, the Company issued its Sukuk Ijarah III, with BRI as the trustee as covered under a Trustee Agreement. The bonds have a total face value of Rp570,000. The bonds will mature on
April 9, 2013.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2008 and 2009

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

16.

BONDS PAYABLE (continued)

Indosat Sukuk Ijarah III in Year 2008 (“Sukuk Ijarah III”) (continued)

The bonds will mature before maturity date if, after the 1st anniversary of the bonds, the Company exercises its option to buy back part or all of the bonds at market price.

Bondholders are entitled to annual fixed Ijarah return (“Cicilan Imbalan Ijarah”) totalling Rp58,425, payable on a quarterly basis starting July 9, 2008 up to April 9, 2013.

The proceeds of the bonds were used for capital expenditure to expand the Company’s cellular network.

The Company received the proceeds of the bonds on April 9, 2008.

Based on the Trustee Agreement, the Company is required to comply with certain conditions, such as maintaining certain financial ratios.

The bonds are neither collateralized by any specific Company assets nor guaranteed by other parties. All of the Company’s assets, except for the assets that have been specifically used as security to its other creditors, are used as pari-passu security to all of the Company’s other liabilities including the bonds.

Based on the minutes of the RUPO dated March 24, 2009, the holders of Indosat Sukuk Ijarah III agreed to amend the Trustee Agreement related to the changes in the definition of certain terms and the financial ratios required to be maintained.

Based on the latest rating report (released in November 2009), the bonds have idAA(sy)+ (negative outlook) rating from Pefindo.

Indosat Sukuk Ijarah II in Year 2007 (“Sukuk Ijarah II”)

On May 29, 2007, the Company issued its Sukuk Ijarah II, with BRI as the trustee as covered under a Trustee Agreement. The bonds have a total face value of Rp400,000. The bonds will mature on May 29, 2014.

The bonds will mature before maturity date if, after the 1st anniversary of the bonds, the Company exercises its option to buy back part or all of the bonds at market price.

Bondholders are entitled to annual fixed Ijarah return (“Cicilan Imbalan Ijarah”) totalling Rp40,800, payable on a quarterly basis starting August 29, 2007 up to May 29, 2014.

The proceeds of the bonds were used for capital expenditure to expand the Company’s cellular network.

The Company received the proceeds of the bonds on May 31, 2007.

Based on the Trustee Agreement, the Company is required to comply with certain conditions, such as maintaining certain financial ratios.

The bonds are neither collateralized by any specific Company assets nor guaranteed by other parties. All of the Company’s assets, except for the assets that have been specifically used as security to its other creditors, are used as pari-passu security to all of the Company’s other liabilities including the bonds.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2008 and 2009

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

16.

BONDS PAYABLE (continued)

Indosat Sukuk Ijarah II in Year 2007 (“Sukuk Ijarah II”) (continued)

Based on the minutes of the RUPO dated March 24, 2009, the holders of Indosat Sukuk Ijarah II agreed to amend the Trustee Agreement related to the changes in the definition of certain terms and the financial ratios required to be maintained.

Based on the latest rating report (released in November 2009), the bonds have idAA(sy)+ (negative outlook) rating from Pefindo.

Indosat Syari’ah Ijarah Bonds in Year 2005 (“Syari’ah Ijarah Bonds”)

On June 21, 2005, the Company issued its Syari’ah Ijarah Bonds, with BRI as the trustee as covered under a Trustee Agreement. The bonds have a total face value of Rp285,000 in Rp50 denomination. The bonds will mature on June 21, 2011.

Bondholders are entitled to annual fixed Ijarah return (“Cicilan Imbalan Ijarah”) totalling Rp34,200, payable on a quarterly basis starting September 21, 2005 up to June 21, 2011.

The bonds will mature before maturity date if the Company exercises the following options:

•

Early Settlement Option

:

the Company has the right to make early payment for all the bonds on the 4th anniversary of the bonds at 100% of the bonds’ nominal value.

•

Buy-back Option

:

after the 1st anniversary of the bonds, the Company has the right to buy back part or all of the bonds at market price temporarily or as an early settlement.

The proceeds of the bonds were used for capital expenditure to expand the Company’s cellular network. Based on the Trustee Agreement, the Company is required to comply with certain conditions, such as maintaining certain financial ratios.

The bonds are neither collateralized by any specific Company assets nor guaranteed by other parties. All of the Company’s assets, except for the assets that have been specifically used as security to its other creditors, are used as pari-passu security to all of the Company’s other liabilities including the bonds.

Based on the minutes of the RUPO dated March 24, 2009, the holders of Indosat Syariah Ijarah Bonds agreed to amend the Trustee Agreement related to the changes in the definition of certain terms and the financial ratios required to be maintained.

Based on the latest rating report (released in November 2009), the bonds have idAA(sy)+ (negative outlook) rating from Pefindo.

Second Indosat Bonds in Year 2002 with Fixed and Floating Rates

On November 6, 2002, the Company issued its Second Indosat Bonds in Year 2002 with Fixed and Floating Rates (“Second Indosat Bonds”), with BRI as the trustee as covered under a Trustee Agreement. The bonds were issued in three series. The Series A and Series C bonds matured on November 6, 2007.

The Series B bonds which amount to Rp200,000 bear interest at the fixed rate of 16% per annum for 30 years starting February 6, 2003. The bonds mature if the Company or the bondholder exercises the following options:

16.

BONDS PAYABLE (continued)

Second Indosat Bonds in Year 2002 with Fixed and Floating Rates (continued)

-

Buy Option

:

the Company has the right to make early payment for all the Series B bonds on the 5th, 10th, 15th, 20th and 25th anniversaries of the bonds at 101% of the bonds’ nominal value.

-

Sell Option

:

the bondholder has the right to ask for early settlement from the Company at 100% of the bonds’ nominal value: 1) at any time, if the rating of the bonds decreases to idAA- or lower (Special Sell Option) or 2) on the 15th, 20th and 25th anniversaries of the bonds (Regular Sell Option).

KSEI, acting as payment agent, pays interest on the Series B bonds starting February 6, 2003 and every quarter thereafter up to November 6, 2032.

The proceeds of the bonds were used to repay working capital loan from Mandiri and time loan facility from BCA.

Based on the Trustee Agreement, the Company is required to comply with certain conditions, such as maintaining certain financial ratios.

The bonds are neither collateralized by any specific Company assets nor guaranteed by other parties. All of the Company’s assets, except for the assets that have been specifically used as security to its other creditors, are used as pari-passu security to all of the Company’s other liabilities including the bonds.

Based on the minutes of the RUPO dated March 24, 2009, the holders of the Second Indosat Bonds agreed to amend the Trustee Agreement related to the changes in the definition of certain terms and the financial ratios required to be maintained.

Based on the latest rating report (released in November 2009), the bonds have idAA+ (negative outlook) rating from Pefindo.

Indosat Sukuk Ijarah IV in Year 2009 (“Sukuk Ijarah IV”)

On December 8, 2009, the Company issued its Sukuk Ijarah IV, with BRI as the trustee as covered under a Trustee Agreement. The bonds have a total face value of Rp200,000. The bonds consist of two series:

•

Series A bonds amounting to Rp28,000 with annual fixed Ijarah return (“Cicilan Imbalan Ijarah”) totalling Rp3,150, payable on a quarterly basis starting March 8, 2010 up to December 8, 2014.

•

Series B bonds amounting to Rp172,000 with annual fixed Ijarah return (“Cicilan Imbalan Ijarah”) totalling Rp20,210, payable on a quarterly basis starting March 8, 2010 up to December 8, 2016.

The bonds will mature before maturity date if, after the 1st anniversary of the bonds, the Company exercises its option to buy back part or all of the bonds at market price.

The Company received the proceeds of the bonds on December 8, 2009.

The net proceeds, after deducting the underwriting fee and offering expenses, were used for the purchase of Base Station Subsystem to expand the Company’s cellular network.

Based on the Trustee Agreement, the Company is required to comply with certain conditions, such as maintaining certain financial ratios.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2008 and 2009

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

16.

BONDS PAYABLE (continued)

Indosat Sukuk Ijarah IV in Year 2009 (“Sukuk Ijarah IV”) (continued)

The bonds are neither collateralized by any specific Company assets nor guaranteed by other parties. All of the Company’s assets, except for the assets that have been specifically used as security to its other creditors, are used as pari-passu security to all of the Company’s other liabilities including the bonds.

Based on the latest rating report (released in November 2009), the bonds have idAA(sy)+ (negative outlook) rating from Pefindo.

Limited Bonds II issued by Lintasarta

On June 14, 2006, Lintasarta entered into an agreement with its stockholders for the former to issue Limited Bonds II amounting to Rp66,150. The limited bonds represent unsecured bonds which were originally set to mature on June 14, 2009 and bore interest at the floating rates determined using the average 3-month rupiah time deposit rates with Mandiri, BNI, BRI and BTN, plus a fixed premium of 3%. The maximum limit of the floating rates was 19% and the minimum limit was 11% per annum. The interest is payable on a quarterly basis starting September 14, 2006. The proceeds of the limited bonds were used for capital expenditure to expand Lintasarta’s telecommunication peripherals.

On July 17, 2006, Lintasarta obtained approval from CIMB Niaga on the issuance of the limited bonds (Note 15).

On June 14, 2009, Lintasarta paid a portion of the limited bonds amounting to Rp6,150. Based on the Minutes of the Joint Meeting of Lintasarta’s Boards of Commissioners and Directors held on May 20, 2009, the representatives of the Stockholders agreed to extend the maturity date of the remaining Limited Bonds II of Rp60,000 to June 14, 2012 and to increase the minimum limit of the floating interest rates to 12.75%. On August 25, 2009, the amended agreement of Limited Bonds II to accommodate the changes in maturity date and minimum limit of floating interest rates was finalized.

Limited Bonds I issued by Lintasarta

In June 2003, Lintasarta entered into an agreement with its stockholders for the former to issue Limited  Bonds I amounting to Rp40,000. The limited bonds represent unsecured bonds which were originally set to mature on June 2, 2006 and bore interest at the fixed rate of 16% per annum for the first year and floating rates for the succeeding years.

On June 2, 2006 Lintasarta paid a certain portion of the limited bonds amounting to Rp5,144 and subsequently extended the maturity date of the remaining balance of Rp34,856 until June 2, 2009. The extension of maturity date was based on the first amendment dated June 14, 2006 of the Limited Bonds I agreement. The floating interest rates of the bonds were determined using the average
3-month rupiah time deposit rates with Mandiri, BNI, BRI and BTN, plus a fixed premium of 3%. The maximum limit of the floating rates was 19% and the minimum limit was 11% per annum.

On July 17, 2006, Lintasarta obtained approval from CIMB Niaga on the changes in maturity date and nominal value of the limited bonds.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2008 and 2009

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

16.

BONDS PAYABLE (continued)

Limited Bonds I issued by Lintasarta (continued)

On June 2, 2009, Lintasarta paid a portion of the limited bonds amounting to Rp8,303. Based on the Minutes of the Joint Meeting of Lintasarta’s Boards of Commissioners and Directors held on May 20, 2009, the representatives of the Stockholders agreed to extend the maturity date of the remaining Limited Bonds I of Rp26,553 to June 2, 2012 and to increase the minimum limit of the floating interest rates to 12.75%. On August 25, 2009, the amended agreement of Limited Bonds I to accommodate the changes in maturity date and minimum limit of floating interest rates was finalized.

The scheduled principal payments of all the bonds payable outstanding as of December 31, 2009 are as follows:

Twelve months ending December 31,

  2014 and

        2010

   2011

2012

2013

  thereafter *

        Total

In U.S. dollar

Guaranteed Notes *

Due 2010

(US$234,747)

2,206,622

-

-

-

-2,206,622

Due 2012

(US$109,410)

-

-

1,028,454

-

-

1,028,454

Sub-total

2,206,622

-

1,028,454

-

-3,235,076

In Rupiah

Fifth Indosat Bonds *

-

-

-

-

2,600,000

2,600,000

Seventh Indosat Bonds*

-

-

-

-

1,300,000

1,300,000

Sixth Indosat Bonds*

-

-

-

760,000

320,0001,080,000

Fourth Indosat Bonds

 *

-

815,000

-

-

-

815,000

Third Indosat Bonds *

640,000

-

-

-

-640,000

Sukuk Ijarah III *

-

-

-

570,000

-

570,000

Sukuk Ijarah II *

-

-

-

-

400,000

400,000

Syari’ah Ijarah Bonds *

-

285,000

-

-

-

285,000

Second Indosat Bonds

 *

-

-

-

-

200,000

200,000

Sukuk Ijarah IV *

-

-

-

-

200,000

200,000

Limited Bonds II

-

-

25,000

-

-

25,000

Limited Bonds I

-

-

16,989

-

-

16,989

Sub-total

640,000

1,100,000

41,989

1,330,0005,020,0008,131,989

Total

2,846,622

1,100,000

1,070,443

1,330,000

5,020,000

11,367,065

Less:

-

unamortized bonds issuance costs and consent solicitation fees

(40,712)

-

unamortized notes issuance cost

s

(10,400)

-

unamortized notes discount

(3,116)

Net

11,312,837

* Refer to previous discussion on early repayment options for each bond/note.

The amortization of bonds issuance cost, consent solicitation fees, notes issuance cost and notes discount for the years ended December 31, 2008 and 2009 amounted to Rp38,210 and Rp15,467, respectively (Note 23).

As of December 31, 2008 and 2009, the Companies have complied with all financial ratios required to be maintained under the Notes Indenture and Trustee Agreements.

17.

OTHER NON-CURRENT LIABILITIES

This account consists mainly of non-current portions of post-retirement benefits (Note 24), benefits under Labor Law No. 13/2003 (Note 24), other employee benefits and deposits from customers.

18.

CAPITAL STOCK

The details of the Company’s capital stock ownership as of December 31, 2008 and 2009 are as follows:

Number of

Percentage

Shares Issued

of Ownership

Stockholders

and Fully Paid

Amount

(%)

2008

A Share

Government of the Republic

of Indonesia (“Government”)

1

-

-

B Shares

Indonesia Communications

Limited (“ICL”), Mauritius

2,171,250,000

217,125

39.96

Government

776,624,999

77,662

14.29

Stockholders holding above 5%

Fidelity Entities

553,479,050

55,348

10.19

Goldman Sachs & Co

469,653,300

46,965

8.64

Noonday (Farallon Entities)

432,226,800

43,223

7.95

SKAGEN Funds (SKAGEN AS)

349,945,317

34,995

6.44

Indonesia Communications Pte.

Ltd., Singapore (“ICLS”)

46,340,000

4,634

0.85

Directors:

Raymond Tan Kim Meng

222,500

22

0.01

Wahyu Wijayadi

152,500

15

0.00

Wong Heang Tuck

75,000

8

0.00

Johnny Swandi Sjam

30,000

3

0.00

Fadzri Sentosa

10,000

1

0.00

Others (each holding below 5%)

633,924,033

63,392

11.67

Total

5,433,933,500

543,393

100.00

2009

A Share

Government

1

-

-

B Shares

Qatar Telecom (Qtel Asia) Pte. Ltd.

(previously ICLS)

3,532,056,600

353,206

65.00

Government

776,624,999

77,662

14.29

Director:

Fadzri Sentosa

10,000

1

0.00

Others (each holding below 5%)

1,125,241,900

112,524

20.71

Total

5,433,933,500

543,393

100.00

The “A” share is a special share held by the Government and has special voting rights. The material rights and restrictions which are applicable to the “B” shares are also applicable to the “A” share, except that the Government may not transfer the “A” share, which has a veto right with respect to (i) amendment to the objective and purposes of the Company; (ii) increase of capital without pre-emptive rights; (iii) merger, consolidation, acquisition and demerger; (iv) amendment to the provisions regarding the rights of “A” share as stipulated in the Articles of Association; and (v) dissolution, bankruptcy and liquidation of the Company. The “A” share also has the right to appoint one director and one commissioner of the Company.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2008 and 2009

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

18. CAPITAL STOCK (continued)

On June 6, 2008, STT Communications Limited (“STTC”) entered into a Share Purchase Agreement to sell its 75% ownership in ICL and ICLS to Qatar Telecom (“Qtel”). The closing process of such sale was made on June 22, 2008 and resulted in Qtel’s direct ownership in ICL and ICLS. As a result, Qtel has become the ultimate shareholder of the Company (Notes 15f and 16) and all of STTC’s affiliations ceased to be related parties of the Companies (Notes 4, 15 and 25).

On January 8, 2009, Qtel filed tender offer statements with the United States Securities and Exchange Commission (“U.S. SEC”) and BAPEPAM-LK to purchase additional Company shares which became effective on January 16, 2009. Subsequently, as required by the U.S. SEC, on January 20, 2009, the Company filed schedule 14D-9, Solicitation/Recommendation Statement, with the U.S. SEC in response to the Tender Offers made by Qtel in the United States of America and Indonesia through Qtel’s indirect wholly owned subsidiary, ICLS, to purchase Series B shares (including Series B shares held as ADS, each representing 50 Series B shares) which represent approximately 24.19% of the Company’s total issued and outstanding Series B shares. On March 4, 2009, ICLS increased its ownership interest in the Company from 0.85% to 25.04%.

On May 29, 2009, ICL entered into a Share Purchase Agreement to sell its 39.96% ownership in the Company to ICLS. The closing process of such sale was made on June 4, 2009; consequently, from this date, ICLS has become the legal owner of 3,532,056,600 “B” shares representing 65.00% ownership in the Company.

On September 11, 2009, ICLS changed its name into Qatar Telecom (Qtel Asia) Pte. Ltd.

In connection with the exercise of stock option under the Company’s Employee Stock Option Program (ESOP) from August 1, 2004 to July 31, 2006, a total of 256,433,500 “B” shares had been issued at a total premium of Rp873,512.

19.

OPERATING REVENUES

This account consists of the following:

2008

2009

Cellular

Value added services

5,052,615

5,998,963

Usage charges

7,021,877

5,844,537

Interconnection revenues (Note 31)

1,825,957

1,491,772

Monthly subscription charges

66,302

184,174

Sale of blackberry handsets and modems

82,476

206,481

Tower leasing

-

62,365

Connection fee

68,461

9,282

Others

61,234

131,028

Sub-total

14,178,922

13,928,602

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2008 and 2009

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

19.

OPERATING REVENUES (continued)

2008

2009

MIDI

Internet

703,914

677,375

IP VPN

585,658

566,105

World link and direct link

456,692

394,189

Frame net

315,791

276,477

Leased line

231,570

211,092

Application services

118,895

146,137

Digital data network

124,891

144,619

Satellite lease

96,280

113,060

MPLS

25,161

67,141

TV link

8,679

6,230

Others

67,964

118,559

Sub-total

2,735,495

2,720,984

Fixed Telecommunication

International Calls

1,373,067

1,362,659

Fixed Wireless

244,304

249,886

Fixed Line

126,660

129,935

Others

685

950

Sub-total

1,744,716

1,743,430

Total

18,659,133

18,393,016

Operating revenues from related parties amounted to Rp1,790,115 and Rp1,474,208 for the years ended December 31, 2008 and 2009, respectively. These amounts represent 9.59% and 8.02% of the total operating revenues in 2008 and 2009, respectively (Note 25).

The operating revenues from interconnection services are presented on a gross basis, except for those which are under contractual sharing arrangements (Note 2n).

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2008 and 2009

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

20.

OPERATING EXPENSES - COST OF SERVICES

This account consists of the following:

2008

2009

Interconnection (Note 30)

1,690,407

1,448,935

Radio frequency fee (Notes 2k and 37)

1,025,082

1,331,416

Maintenance

903,244

  922,225

Utilities

507,985

772,450

Leased circuits

447,319

487,074

Rent

361,319

449,759

Cost of SIM cards and pulse reload vouchers

391,101

326,472

Cost of handsets and modems

111,537

247,135

USO (Note 30)

123,452

218,210

License

46,603

117,098

Installation

88,179

97,142

Concession fee

170,321

83,970

Delivery and transportation

84,825

80,157

Billing and collection

49,209

44,297

Others

74,831

30,340

Total

6,075,414

6,656,680

Interconnection relates to the expenses for the interconnection between the Company’s telecommunications networks and those owned by Telkom or other telecommunications carriers
(Note 2n).

21.

OPERATING EXPENSES - PERSONNEL

This account consists of:

2008

2009

Salaries

420,297

451,150

Incentives and other employee benefits

287,889

275,817

Bonuses

279,483

207,690

Employee income tax

251,950

145,421

Post-retirement healthcare benefits (Note 24)

120,147

88,615

Outsourcing

115,890

74,809

Medical expense

61,220

68,471

Separation, appreciation and compensation expense

under Labor Law No. 13/2003 (Note 24)

27,581

40,972

Early retirement*

19,598

38,106

Pension (Note 24)

36,796

32,336

Others

18,142

28,173

Total

1,638,993

1,451,560

*

On June 27, 2006, the Company’s Directors issued Decree No. 051/DIREKSI/2006, “Additional Benefits for Voluntarily Resigned Employees”. Under this Decree, employees qualified for early retirement and who voluntarily resigned after the approval from the Board of Directors were given benefits of additional remuneration, traveling and training package.  For the years ended December 31, 2008 and 2009, there were 41 and 66 employees, respectively, who took the option.

The personnel expenses capitalized to properties under construction and installation during the years ended December 31, 2008 and 2009 amounted to Rp37,111 and Rp34,092, respectively.

22.

OPERATING EXPENSES – GENERAL AND ADMINISTRATION

This account consists of:

2008

2009

Rent

141,245

144,585

Professional fees

116,043

103,916

Provision for doubtful accounts (Note 5)

74,281

98,042

Utilities

60,760

77,318

Transportation

122,987

 58,882

Office

49,673

44,710

Insurance

26,093

29,183

Catering

22,045

20,730

Communication

20,203

18,374

Training, education and research

39,443

17,289

Others (each below Rp20,000)

64,659

80,408

Total

737,432

693,437

23.

OTHER EXPENSES - FINANCING COST

This account consists of:

2008

2009

Interest on loans

1,776,514

1,808,620

Amortization of debt and bonds issuance

costs, consent solicitation fees

and discount (Notes 15 and 16)

53,541

51,305

Bank charges

8,746

13,042

Loss on repurchase of GN 2010 and

GN 2012 (Note 16)

19,493

-

Total

1,858,294

1,872,967

24.

PENSION PLAN

The Company, Satelindo and Lintasarta have defined benefit and defined contribution pension plans covering substantially all of their qualified permanent employees.

Defined Benefit Pension Plan

The Company, Satelindo and Lintasarta provide defined benefit pension plans to their respective employees under which pension benefits to be paid upon retirement are based on the employees’ most recent basic salary and number of years of service. PT Asuransi Jiwasraya (“Jiwasraya”), a state-owned life insurance company, manages the plans. Pension contributions are determined by periodic actuarial calculations performed by Jiwasraya.

Based on an amendment dated December 22, 2000 of the Company’s pension plan, which was further amended on March 29, 2001, the benefits and premium payment pattern were changed.
Before the amendment, the premium was regularly paid annually until the plan would be fully funded and the benefits consisted of retirement benefit (regular monthly or lump-sum pension) and death insurance. In conjunction with the amendment, the plan would be fully funded after making installment payments up to January 2002 of the required amount to fully fund the plan determined as of September 1, 2000. The amendment also includes an additional benefit in the form of thirteenth-month retirement benefit, which is payable annually 14 days before Idul Fitri (“Moslem Holiday”).

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2008 and 2009

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

24.

PENSION PLAN (continued)

Defined Benefit Pension Plan (continued)

The amendment covers employees registered as participants of the pension plan as of
September 1, 2000 and includes an increase in basic salary pension by 9% compounded annually starting from September 1, 2001. The amendment also stipulates that there will be no increase in the premium even in cases of mass employee terminations or changes in marital status.

The total premium installments based on the amendment amounted to Rp355,000 and were paid on due dates.

On March 1, 2007, the Company entered into an agreement with Jiwasraya to provide defined death insurance plan to 1,276 employees as of January 1, 2007, who are not covered by the defined benefit pension plan as stated above. Based on the agreement, a participating employee will receive:

•

Expiration benefit equivalent to the cash value at the normal retirement age, or

•

Death benefit not due to accident equivalent to 100% of insurance money plus cash value when the employee dies not due to accident, or

•

Death benefit due to accident equivalent to 200% of insurance money plus cash value when the employee dies due to accident.

The premium of Rp7,600 was fully paid on March 29, 2007. Subsequently, in August 2007, February to December 2008 and January to December 2009, the Company made payments for additional premium of Rp275 for additional 55 employees, Rp805 for additional 161 employees and Rp415 for additional 81 employees, respectively.

On June 25, 2003, Satelindo entered into an agreement with Jiwasraya to amend the benefits and premium payment pattern of the former’s pension plan. The amendment covers employees registered as participants of the pension plan as of December 25, 2002 up to June 25, 2003. Other new conditions include the following:

•

An increase in pension basic salary at 6% compounded annually starting from December 25, 2002

•

Thirteenth-month retirement benefit, which is payable annually 14 days before Idul Fitri

•

An increase in periodic payment of retirement benefit at 6% compounded annually starting one year after receiving periodic retirement benefit for the first time

•

If the average annual interest rate of time deposits of government banks exceeds 15%, the participants’ retirement benefit will be increased by a certain percentage in accordance with the formula agreed by both parties.

On April 15, 2005, Lintasarta entered into an agreement with Jiwasraya to replace their existing agreement. Based on the new agreement, the benefits and premium payment pattern were changed. This agreement is effective starting January 1, 2005. The total premium installments based on the agreement amounted to Rp61,623, which is payable in 10 annual installments starting 2005 until 2015.

The new agreement covers employees registered as participants of the pension plan as of
April 1, 2003. The conditions under the new agreement include the following:

•

An increase in pension basic salary by 3% (previously was estimated at 8%) compounded annually starting April 1, 2003

•

An increase in periodic payment of retirement benefit at 5% compounded annually starting one year after receiving periodic retirement benefit for the first time

•

If the average annual interest rate of time deposits of government banks exceeds 15%, the participants’ retirement benefit will be increased by a certain percentage in accordance with the formula agreed by both parties.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2008 and 2009

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

24.

PENSION PLAN (continued)

Defined Benefit Pension Plan (continued)

On May 2, 2005, Lintasarta entered into an agreement with Jiwasraya to amend the above agreement. The amendment covers employees registered as participants of the pension plan as of April 1, 2003 up to November 30, 2004 with additional 10 annual premium installments totalling Rp1,653 which are payable starting 2005 until 2015.

The contributions made by Lintasarta to Jiwasraya amounted to Rp9,653 and Rp9,653 for the years ended December 31, 2008 and 2009, respectively.

The net periodic pension cost for the pension plans for the years ended December 31, 2008 and 2009 was calculated based on the actuarial valuations as of December 31, 2008 and 2009, respectively. The actuarial valuations were prepared by an independent actuary, using the projected-unit-credit method and applying the following assumptions:

2008

2009

Annual discount rate

12.0%

10.5 - 10.7%

Expected annual rate of return on plan assets

4.5 - 9.0%

4.5 - 9.0%

Annual rate of increase in compensation

3.0 - 9.0%

3.0 - 9.0%

Mortality rate (Indonesian Mortality Table - TMI)

TMI 1999

TMI 1999

a.

The composition of the net periodic pension cost for the years ended December 31, 2008 and 2009 is as follows:

2008

2009

Interest cost

66,100

63,648

Service cost

29,502

39,510

Return on plan assets

(63,894

)

(69,393)

Amortization of unrecognized actuarial loss (gain)

5,088

(1,429)

Net periodic pension cost (Note 21)

36,796

32,336

b.

The funded status of the plans as of December 31, 2008 and 2009 is as follows:

2008

2009

Plan assets at fair value

805,199

813,588

Projected benefit obligation

(541,239

)

(726,427)

Excess of plan assets over projected benefit obligation

263,960

87,161

Unrecognized actuarial loss (gain)

(90,860

)

62,659

Net prepaid pension cost

173,100

149,820

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2008 and 2009

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

24.

PENSION PLAN (continued)

Defined Benefit Pension Plan (continued)

c.

Movements in the prepaid pension cost during the years ended December 31, 2008 and 2009 are as follows:

        2008

       2009

Beginning balance

Company

187,801

154,441

Lintasarta

13,190

18,659

Net periodic pension cost

Company

(33,607

)

(29,487)

Lintasarta

(3,189

)

(2,849)

Refund from Jiwasraya

Company

(558

)

(649)

Lintasarta

(995

)

(363)

Contribution to Jiwasraya

Company

805

415

Lintasarta

9,653

9,653

Ending balance

Company

154,441

124,720

Lintasarta

18,659

25,100

d.

Prepaid pension cost consists of:

2008

2009

Current portion (presented as part of “Prepaid Expenses”)

Company

2,712

1,715

Lintasarta

402

725

3,114

2,440

Long-term portion

Company

151,729

123,005

Lintasarta

18,257

24,375

169,986

147,380

Total prepaid pension cost

173,100

149,820

Plan assets as of December 31, 2008 and 2009 principally consisted of time deposits, debt securities, long-term investment in shares of stock and property.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2008 and 2009

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

24.

PENSION PLAN (continued)

Defined Contribution Pension Plan

In May 2001 and January 2003, the Company and Satelindo assisted their employees in establishing their respective employees’ defined contribution pension plans, in addition to the defined benefit pension plan as mentioned above. Starting June 2004, the Company also assisted ex-IM3 employees in establishing their defined contribution pension plan. Under the defined contribution pension plan, the employees contribute 10% - 20% of their basic salaries, while the Company does not contribute to the plans. Total contributions of employees for the years ended December 31, 2008 and 2009 amounted to Rp16,866 and Rp19,451, respectively. The plan assets are being administered and managed by seven financial institutions appointed by the Company and Satelindo, based on the choice of the employees.

Labor Law No. 13/2003

The Company, Lintasarta and IMM also accrue benefits under Labor Law No. 13/2003 (“Labor Law”) dated March 25, 2003. Their employees will receive the benefits which are higher under either this law or the defined benefit pension plan.

The net periodic pension cost under the Labor Law for the years ended December 31, 2008 and 2009 was calculated based on the actuarial valuations as of December 31, 2008 and 2009, respectively. The actuarial valuations were prepared by an independent actuary, using the projected-unit-credit method and applying the following assumptions:

2008

2009

Annual discount rate

12.0%

10.5%

Annual rate of increase in compensation

10.0 - 11.0%

9.0 - 10.0%

 a.

The composition of the periodic pension cost under the Labor Law for the years ended December 31, 2008 and 2009 is as follows:

2008

2009

Service cost

16,779

19,587

Interest cost

10,357

18,639

Amortization of unrecognized actuarial loss

445

1,842

Immediate recognition of past service cost -

vested benefit

-

904

Periodic pension cost (Note 21)

27,581

40,972

b.

The composition of the accrued pension cost under the Labor Law as of December 31, 2008 and 2009 is as follows:

2008

2009

Projected benefit obligation

156,454

187,888

Unrecognized actuarial loss

(42,698

)

(27,147

)

Unrecognized past service cost

(427

)

(10,348

)

Accrued pension cost

113,329

150,393

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2008 and 2009

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

24.

PENSION PLAN (continued)

Labor Law No. 13/2003 (continued)

c.

Movements in the accrued pension cost under the Labor Law during the years ended December 31, 2008 and 2009 are as follows:

2008

2009

Beginning balance

Company

78,604

100,518

Lintasarta

7,013

8,609

IMM

2,719

4,202

Periodic pension cost under the Labor Law

Company

24,440

34,739

Lintasarta

1,642

4,209

IMM

1,499

2,024

Benefit payment

Company

(2,526)

(3,841)

Lintasarta

(46)

(47)

IMM

(16)

(20)

Ending balance

Company

100,518

131,416

Lintasarta

8,609

12,771

IMM

4,202

6,206

As of December 31, 2008 and 2009, the current portion of pension cost under the Labor Law included in accrued expenses (Note 14) amounted to Rp2,155 and Rp2,603, respectively, and the non-current portion included in other non-current liabilities (Note 17) amounted to Rp111,174 and Rp147,790, respectively.

Post-retirement Healthcare

The Company provides post-retirement healthcare benefits to its employees who leave the Company after the employees fulfill the early retirement requirement. The spouse and children who have been officially registered in the administration records of the Company are also eligible to receive benefits. If the employees die, the spouse and children are still eligible for the post-retirement healthcare until the spouse dies or remarries and the children reach the age of 25 or get married.

The utilization of post-retirement healthcare is limited to an annual maximum ceiling that refers to monthly pension from Jiwasraya as follows:

•

16 times the Jiwasraya monthly pension for a pensioner who receives monthly pension from Jiwasraya

•

16 times the equality monthly pension for a pensioner who became permanent employee after September 1, 2000

•

16 times the last monthly pension for a pensioner who retired after July 1, 2003 and does not receive Jiwasraya monthly pension.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2008 and 2009

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

24.

PENSION PLAN (continued)

Post-retirement Healthcare (continued)

The net periodic post-retirement healthcare cost for the years ended December 31, 2008 and 2009 was calculated based on the actuarial valuations as of December 31, 2008 and 2009, respectively. The actuarial valuations were prepared by an independent actuary, using the projected-unit-credit method and applying the following assumptions:

2008

2009

Annual discount rate

12.0%

11.0%

Ultimate cost trend rate

6.0%

6.0%

Next year trend rate

18.0%

16.0%

Period to reach ultimate cost trend rate

6 years

5 years

a.

The composition of the periodic post-retirement healthcare cost for the years ended December 31, 2008 and 2009 is as follows:

2008

2009

Interest cost

76,300

58,535

Service cost

16,997

19,628

Amortization of unrecognized past

service cost

10,452

10,452

Amortization of unrecognized actuarial loss

16,398

-

Periodic post-retirement

healthcare cost (Note 21)

120,147

88,615

b.

The composition of the accrued post-retirement healthcare cost as of December 31, 2008 and 2009 is as follows:

  2008

2009

Projected benefit obligation

492,615

605,660

Unrecognized actuarial gain (loss)

43,315

(2,150)

Unrecognized past service cost

(52,158

)

(41,705)

Accrued post-retirement healthcare cost

483,772

561,805

c.

Movements in the accrued post-retirement healthcare cost during the years ended December 31, 2008 and 2009 are as follows:

2008

2009

Beginning balance

371,806

483,772

Net periodic post-retirement healthcare cost

120,147

88,615

Benefit payment

(8,181

)

(10,582)

Ending balance

483,772

561,805

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2008 and 2009

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

24.

PENSION PLAN (continued)

Post-retirement Healthcare (continued)

d.

The effect of a one percentage point change in assumed post-retirement healthcare cost trend rate would result in aggregate service and interest costs for the years ended December 31, 2008 and 2009 and accumulated post-retirement healthcare benefit obligation as of December 31, 2008 and 2009 as follows:

2008

2009

Increase

Service and interest costs

94,418

104,642

Accumulated post-retirement healthcare

benefit obligation

588,492

725,664

Decrease

Service and interest costs

63,817

70,237

Accumulated post-retirement healthcare

benefit obligation

416,360

510,522

As of December 31, 2008 and 2009, the current portion of post-retirement healthcare cost included in accrued expenses (Note 14) amounted to Rp9,654 and Rp12,798 respectively, and the non-current portion included in other non-current liabilities (Note 17) amounted to Rp474,118 and Rp549,007 respectively.

25.

ACCOUNTS AND TRANSACTIONS WITH RELATED PARTIES

The details of the accounts and the significant transactions entered into with related parties (affiliates, unless otherwise indicated) are as follows:

Amount

  Percentage to Total Assets/Liabilities (%)

2008

2009

2008

2009

 Cash and cash equivalents (Note 4)

State-owned banks

4,537,105

2,068,042

8.78

3.76

Accounts receivable - trade (Note 5)

State-owned banks

17,644

42,860

0.04

0.08

Telkom

32,801

31,724

0.06

0.06

PT Televisi Republik Indonesia

(Persero) (“TVRI”)

27,016

25,322

0.050.04

PT Citra Sari Makmur (“CSM”)

10,932

13,807

0.020.02

PT Pos Indonesia (Persero)

11,966

10,752

0.02

0.02

PT Telekomunikasi Selular (“Telkomsel”)

20,346

5,318

0.04

0.01

Qtel**

-

3,460

-

0.01

PT Pasifik Satelit Nusantara (“PSN”)

6,419

2,746

0.01

0.00

Perusahaan Tambang Minyak Negara

(“Pertamina”)

-

1,737

-

0.00

PT Angkasa Pura (Persero)

373

1,515

0.00

0.00

Others

18,025

44,209

0.04

0.09

Total

145,522

183,450

0.28

0.33

Less allowance for doubtful accounts

69,444

57,538

0.13

0.10

Net

76,078

125,912

0.15

0.23

** became a related party starting June 6, 2008 (Note 18)

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2008 and 2009

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

25.

ACCOUNTS AND TRANSACTIONS WITH RELATED PARTIES (continued)

Amount

  Percentage to Total Assets/Liabilities (%)

2008

2009

2008

2009

Prepaid expenses

MOCIT

632,350

783,533

1.22

1.42

Jiwasraya (Note 24)

3,114

2,440

0.01

0.01

Kopindosat

2,790

2,306

0.01

0.00

PT Industri Telekomunikasi

Indonesia (Persero)

 (“INTI”)

1,648

2,116

0.00

0.00

Telkom

1,434

1,434

0.00

0.00

Others

2,091

3,051

0.00

0.01

Total

643,427

794,880

1.24

1.44

Other current assets

State-owned banks

29,740

20,173

0.06

0.04

Others

7

54

0.00

0.00

Total

29,747

20,227

0.060.04

Due from related parties

Kopindosat

5,958

5,958

0.010.01

Telkomsel

2,892

1,558

0.010.00

Directorate General of Customs

and Excise

23,629

-

0.05

-

Pertamina

7,153

-

0.01

-

Others

5,283

881

0.01

0.00

Total

44,915

8,397

0.09

0.01

Less allowance for doubtful accounts

2,419

1,182

0.01

0.00

Net

42,496

7,215

0.08

0.01

Long-term prepaid pension (Note 24)

Jiwasraya

169,986

147,380

0.33

0.27

Long-term advances

INTI

1,830

3,108

0.00

0.01

Kopindosat

2,577

2,059

0.01

0.00

Total

4,407

5,167

0.01

0.01

Non-current assets - others

State-owned banks

32,520

46,170

0.06

0.08

Telkom

21,032

19,598

0.04

0.04

Kopindosat

12,288

11,982

0.03

0.02

INTI

4,744

5,499

0.01

0.01

Others

1,733

2,608

0.00

0.01

Total

72,317

85,857

0.14

0.16

Accounts payable - trade

Telkomsel

-

30,901

-

0.09

Telkom

431

4,447

0.00

0.01

PT Indonesia Comnet Plus (“Comnet”)

5,226

2,793

0.02

0.01

Qtel**

1,699

-

0.01

-

Others

4,753

529

0.01

0.00

Total

12,109

38,670

0.04

0.11

** became a related party starting June 6, 2008 (Note 18)

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2008 and 2009

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

25.

ACCOUNTS AND TRANSACTIONS WITH RELATED PARTIES (continued)

Amount

  Percentage to Total Assets/Liabilities (%)

2008

2009

2008

2009

Procurement payable

 (Note 12)

PT Perusahaan Listrik Negara (“PLN”)

-

35,911

-

0.10

INTI

34,737

30,143

0.10

0.08

Kopindosat

25,240

25,509

0.08

0.07

PT Personel Alih Daya

17,739

13,907

0.05

0.04

TVRI

-

11,797

-

0.03

Others

2

17

0.00

0.00

Total

77,718

117,284

0.23

0.32

Accrued expenses

MOCIT

345,424

305,564

1.03

0.83

PLN

3,330

94,337

0.01

0.26

Senior Management

15,914

27,825

0.05

0.08

PT Personel Alih Daya

-

9,305

-

0.03

Telkom

-

1,112

-

0.00

Kopindosat

18,441

-

0.05

-

Others

4,872

-

0.01

-

Total

387,981

438,143

1.15

1.20

Other current liabilities

Telkomsel

2,738

1,664

0.01

0.00

Others

620

-

0.00

-

Total

3,358

1,664

0.010.00

Due to related parties

TVRI

6,910

10,147

0.02

0.03

Kopindosat

1,303

1,490

0.000.01

State-owned banks

2,072

977

0.010.00

PT Pos Indonesia (Persero)

3,813

48

0.01

0.00

Others

601

1,102

0.00

0.00

Total

14,699

13,764

0.04

0.04

 Loans payable (Note 15)

State-owned bank

1,796,142

2,592,489

5.28

7.05

Other non-current liabilities

Telkomsel

9,782

8,118

0.03

0.02

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2008 and 2009

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

25.

ACCOUNTS AND TRANSACTIONS WITH RELATED PARTIES (continued)

Percentage to Respective Income

Amount

or Expenses (%)

2008

2009

2008

2009

Operating revenues

Telkom

919,410

672,225

4.93

3.65

State-owned banks

214,631

301,434

1.151.64

Telkomsel

375,198

260,345

2.011.42

TVRI

4,178

22,547

0.020.12

State-owned universities

5,203

17,348

0.030.09

CSM

7,420

14,855

0.040.08

PT Pos Indonesia (Persero)

6,297

14,379

0.03

0.08

Pertamina

2,439

11,238

0.010.06

PSN

9,847

7,202

0.05

0.04

Qtel**

2,570

6,714

0.010.04

Comnet

10,534

5,831

0.06

0.03

PT Angkasa Pura

(Persero)

4,888

3,887

0.03

0.02

Badan Meteorologi, Klimatologi

dan Geofisika (”BMKG”)

1,797

3,027

0.010.02

PLN

2,059

2,667

0.01

0.01

Lembaga Ilmu Pengetahuan

Indonesia (“LIPI“)

1,810

2,662

0.010.01

PT Infomedia Nusantara

1,478

2,274

0.010.01

BPPT

68

2,058

0.00

0.01

Bintek Keuangan

2,079

1,958

0.010.01

PT Aneka Tambang

1,445

1,591

0.010.01

PT Merpati Nusantara

Airlines

3,401

1,538

0.020.01

PT Krakatau Steel

505

1,057

0.00

0.01

MOCIT

1,857

247

0.01

0.00

StarHub *

36,748

-

0.20

-

Private banks*

28,161

-

0.15

-

SingTel*

17,304

-

0.09

-

Others

128,788

117,124

0.69

0.65

Total

1,790,115

1,474,208

9.59

8.02

Operating expenses

Cost of services

MOCIT

1,318,855

1,633,596

9.47

10.76

Telkom

941,224

711,784

6.76

4.69

PLN

390,965

617,953

2.81

4.07

Telkomsel

584,470

566,334

4.20

3.73

PT Personel Alih Daya

68,948

57,714

0.49

0.38

Comnet

37,649

36,741

0.27

0.24

Kopindosat

2,615

5,661

0.020.05

INTI

7,015

3,367

0.050.02

Perusahaan Gas Negara (“PGN“)

8,388

3,213

0.060.02

PSN

2,206

1,692

0.02

0.01

SingTel*

12,637

-

0.09

-

StarHub*

3,321

-

0.02

-

Others

3,570

-

0.02

-

Total

3,381,863

3,638,055

24.28

23.97

Personnel

Senior management

134,613

145,510

0.97

0.96

PT Personel Alih Daya

-

56,613

-

0.37

Jiwasraya

36,796

32,336

0.26

0.21

Kopindosat

114,368

-

0.82

-

Total

285,777

234,459

2.05

1.54

*   no longer a related party since June 6, 2008 (Note 18)

** became a related party starting June 6, 2008 (Note 18)

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2008 and 2009

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

25.

ACCOUNTS AND TRANSACTIONS WITH RELATED PARTIES (continued)

Percentage to Respective Income

Amount

or Expenses (%)

2008

2009

2008

2009

General and administration

PLN

42,436

75,967

0.31

0.50

PT Personel Alih Daya

-

35,912

-

0.24

Kopindosat

45,124

24,465

0.320.16

State-owned banks

505

1,971

0.00

0.01

Usaha Gedung Bank

Dagang Negara

(“UGBDN”)

4,806

887

0.040.00

Others

6,891

4,122

0.050.03

Total

99,762

143,324

0.72

0.94

Other income (expenses)

Interest income

State-owned banks

222,727

101,693

9.25

10.37

Private banks*

36,458

-

1.51

-

Others

879

306

0.04

0.03

260,064

101,999

10.80

10.40

Financing cost

State-owned banks

(196,667

)

(225,216

)

(8.16

)(22.96

)

Private banks*

(16,302

)

-

(0.68

)

-

Others

(6,715

)

(5,624

)

(0.28

)(0.57

)

(219,684

)

(230,840

)

(9.12)(23.53

)

Net

40,380

(128,841

)

1.68

(13.13

)

* no longer a related party since June 6, 2008 (Note 18)

The relationship and nature of account balances/transactions with related parties are as follows:

Nature of Account

No.

Related Parties

Relationship

Balances/Transactions

1.

State-owned banks

Affiliates

Cash and cash equivalents,

loans payable and operating

revenues - MIDI

2.

Telkom (Notes 28g and 31)

Affiliate

Operating revenues - cellular,

fixed telecommunication and

MIDI; operating expenses -

cost of services

3.

TVRI

Affiliate

Operating revenues - MIDI

4.

CSM

Affiliate

Operating revenues - MIDI

5.

PT Pos Indonesia (Persero)

Affiliate

Operating revenues - MIDI

6.

Telkomsel (Note 31)

Affiliate

Operating revenues - cellular and

fixed telecommunication

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2008 and 2009

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

25.

ACCOUNTS AND TRANSACTIONS WITH RELATED PARTIES (continued)

Nature of Account

No.

Related Parties

Relationship

Balances/Transactions

7.

Qtel**

 Ultimate Stockholder

Operating revenues - fixed

telecommunication

8.

PSN

Affiliate

Operating revenues - MIDI

9.

Pertamina

Affiliate

Due from related party,

operating revenues - MIDI

10.

PT Angkasa Pura (Persero)

Affiliate

Operating revenues - MIDI

11.

MOCIT

Government Agency

Operating revenues - MIDI;

operating expenses - cost of

 services

12.

Jiwasraya

Affiliate

Long-term prepaid pension

13.

Kopindosat

Affiliate

Operating expenses - personnel

expenses, general and

administration expenses

14.

INTI

Affiliate

Procurement payable

15.

Directorate General of

Customs and Excise

Government Agency

Due from related party

16.

Comnet

Affiliate

Operating expenses - cost of

services

17.

PLN

Affiliate

Operating expenses - cost of

services

18.

PT Personel Alih Daya

Affiliate

Operating expenses - personnel

expenses and cost of services

19.

Senior management

Key management

Operating expenses - personnel

personnel

expenses, prepaid

expense - unamortized

portions of housing and

transformation advances, and

transformation incentives

20.

State-owned universities

Affiliates

Operating revenues - MIDI

21.

 BMKG

Affiliate

Operating revenues - MIDI

22.

LIPI

Affiliate

Operating revenues - MIDI

23.

 PT Infomedia Nusantara

Affiliate

Operating revenues - MIDI

24.

BPPT

Affiliate

Operating revenues - MIDI

   **         became a related party starting June 6, 2008 (Note 18)

25.

ACCOUNTS AND TRANSACTIONS WITH RELATED PARTIES (continued)

Nature of Account

No.

Related Parties

Relationship

Balances/Transactions

25.

Bintek Keuangan

Affiliate

Operating revenues - MIDI

26.

PT Aneka Tambang

Affiliate

Operating revenues - MIDI

27.

PT Merpati Nusantara Airlines

Affiliate

Operating revenues - MIDI

28.

PT Krakatau Steel

Affiliate

Operating revenues - MIDI

29.

LKBN ANTARA

Affiliate

Operating revenues - MIDI

30.

StarHub*

Affiliate

Operating revenues -

international calls

31.

Private banks*

Affiliates

Operating revenues - MIDI

32.

SingTel*

Affiliate

Operating revenues -

international calls

33.

PGN

Affiliate

Operating expenses - cost of

services

34.

UGBDN

Affiliate

Operating expenses - cost of

services

*

no longer a related party since June 6, 2008 (Note 18)

26.

DISTRIBUTION OF INCOME AND APPROPRIATION OF RETAINED EARNINGS

At the Company’s Annual Stockholders’ General Meetings (“ASGM”), the stockholders approved, among others, the appropriation of annual net income for reserve fund and cash dividend distribution, and the utilization of the remaining amount for reinvestment and working capital.

ASGM Date	Reserve Fund (Rp)	Dividend per Share (Rp)	Dividend Payment Date
2007 Net Income
June 5, 2008	20,420	187.90	July 15, 2008

2008 Net Income
June 11, 2009	18,786	172.85	July 22, 2009

Dividend for the Government was paid in accordance with the prevailing laws and regulations in Indonesia.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2008 and 2009

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

27.

DERIVATIVES

The Company entered into several swap and currency forward contracts. Listed below is information related to the contracts and their fair values as of December 31, 2008 and 2009:

                  Fair Value (Rp)

Notional

             2008

2009

Amount

(US$)

Receivable

Payable

ReceivablePayable

Cross Currency Swap Contracts:

a.

Standard Chartered Bank, Jakarta

Branch (“StandChart”) (6)

25,000

-

-

--

b.

Goldman Sachs International (“GSI”)

100,000

223,306

-

88,523-

c.

GSI

25,000

36,569

-

-10,033

d.

GSI

75,000

22,604

-

70,588-

e.

Merrill Lynch Capital Market Bank

Limited (“MLCMB”) (5)

25,000

-

-

--

f.

MLCMB (3)

25,000

-

-

--

g.

StandChart

25,000

59,003

-

-458

h.

MLCMB (4)

25,000

-

-

--

i.

StandChart

25,000

73,690

-

12,003

-

j.

StandChart

25,000

83,663

-

22,996-

k.

HSBC, Jakarta Branch

25,000

69,427

-

14,451-

l.

Merrill Lynch International Bank Limited,

        London Branch (“MLIB”)

50,000

-

31,106

3,382

-

m.

MLIB

25,000

-

4,418

-7,058

n.

MLIB

25,000

-

1,345

5,541-

o.

DBS

25,000

-

20,991

1,619-

p.

GSI

84,000

87,600

-

5,640-

Sub-total

655,862

57,860

224,74317,549

Currency Forward Contracts:

q.

StandChart (1)

2,000

-

-

--

r.

JPMorgan Close Bank, Singapore

Branch (“JPMorgan”) (2)

3,000 or 6,000

-

-

--

s.

DBS (7)

5,000

-

-

--

t.

DBS (7)

5,000

-

-

--

u.

DBS (8)

5,000

-

-

--

Sub-total

-

-

-

-

Interest Rate Swap Contracts:

v.

HSBC, Jakarta Branch

27,037 with

decreasing amount

-

28,549

-11,842

w.

HSBC, Jakarta Branch

44,200 with

decreasing amount

-

67,402

-30,144

x.

GSI

100,000

-

111,690

-80,840

y.

DBS

25,000 with

decreasing amount

-

16,941

-

11,791

z.

DBS

25,000 with

decreasing amount

-

13,856

-

10,959

aa.

Bank of Tokyo MUFJ (“BTMUFJ”)

25,000 with

decreasing amount

-

7,094

-

5,668

ab.

BTMUFJ

25,000 with

decreasing amount

-

5,271

-

4,327

ac.

BTMUFJ

25,000 with

decreasing amount

-

3,882

-

3,305

ad.

StandChart

40,000 with

decreasing amount

732

-

-

1,447

ae.

DBS

26,000 with

decreasing amount

-

3,321

-

3,699

af.

DBS

26,000 with

decreasing amount

-

-

-

2,500

ag.

BTMUFJ

36,500 with

decreasing amount

-

-

-

6,758

ah.

ING Bank N.V.

25,000 with

decreasing amount

-

-

-

4,459

ai.

ING Bank N.V.

33,500

-

-

-4,914

Sub-total

732

258,006

-182,653

Total

656,594

315,866

224,743200,202

(1)

contract entered into in February 2007 and settled in February 2008

(2)

contract entered into in April 2007 and settled in April 2008

(3)

contract entered into in November 2005 and restructured into a new contract in August 2008

(4)

contract entered into in March 2006 and restructured into a new contract in August 2008

(5)

contract entered into in September 2005 and restructured into a new contract in September 2008

(6)

contract entered into in April 2004 and settled in November 2008

(7)

contracts entered into in May 2009 and settled in August 2009

(8)

contract entered into in May 2009 and settled in November 2009

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2008 and 2009

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

27.

DERIVATIVES (continued)

The net changes in fair value of the swap and currency forward contracts and embedded derivative (Note 15f), swap income or cost, termination income or cost, and settlement of derivative instruments totalling Rp136,603 and (Rp517,655) in 2008 and 2009, respectively, were credited (charged) to “Gain (Loss) on Change in Fair Value of Derivatives - Net”, which is presented under Other Income (Expenses) in  the  consolidated  statements  of income.

The following are the details of the contracts:

Cross Currency Swap Contracts

No.	Counter-parties	Contract Period and Swap Amount	Annual Swap Premium Rate	Swap Premium Payment Date	Amount of Swap Premium Paid/ Amortized (Rp)
					2008	2009
a.	StandChart (i) Branch (“StandChart”)	April 23, 2004 - November 5, 2008 Swap Rp214,625 for US$25,000	6-month U.S. dollar LIBOR plus 2.60%	Every May 5 and November 5	16,263	-
b.	GSI	May 13, 2005 - November 5, 2010 Swap Rp832,250 for US$100,000	(i) Fixed rate of 6.96% per annum for US$50,000 and (ii) 6-month U.S. dollar LIBOR plus 2.62% per annum for US$50,000, netted with (a) 6-month U.S. dollar LIBOR per annum multiplied by US$11,750 during the period May 13, 2005 through May 13, 2008 and (b) the amount of US$11,750 on May 13, 2008. On May 14, 2008, the Company received from GSI the fixed amount of US$11,750 (equivalent to Rp109,099) related to the cross currency swap contract.	Every May 5 and November 5	64,009	54,116
c.	GSI	May 13, 2005 - November 5, 2010 Swap Rp245,000 for US$25,000	4.30% of US$25,000	Every May 5 and November 5	11,005	10,906
d.	GSI	August 22, 2005 - June 22, 2012 Swap a certain rupiah amount equivalent to US$75,000 multiplied by certain predetermined exchange rate for US$75,000	3.28% of US$75,000	Every June 22 and December 22	25,665	24,357
e.	MLCMB (ii)

September 20, 2005 - June 22, 2012

The Company will receive the following:

•

zero amount if the IDR/USD spot rate at termination date is less than or equal to Rp9,500 to US$1 (in full amounts)

•

certain U.S. dollar amount which is equal to US$25,000 multiplied by (1 -  Rp9,500 divided by IDR/USD spot rate) (in full amounts) if the IDR/USD spot rate at termination date is greater than Rp9,500 but is less than or equal to Rp14,000 to US$1 (in full amounts)

•

certain U.S. dollar amount which is equal to US$25,000 multiplied by (Rp14,000 - Rp9,500) divided by IDR/USD spot rate (in full amounts) if the IDR/USD spot rate at termination date is greater than Rp14,000 to US$1 (in full amounts)

			2.99% of US$25,000	Every June 22 and December 22	3,482	-
f.	MLCMB (iii)	November 16, 2005 - June 22, 2012 Swap Rp245,000 for US$25,000	5.50% of US$25,000	Every June 22 and December 22	6,406	-

(i)

On November 5, 2008, this contract expired and the Company received settlement gain on the cross currency swap amounting to Rp58,375.

(ii)

On September 8, 2008, the Company restructured this contract into a new contract.

(iii)

On August 8, 2008, the Company restructured these contracts into a new contract.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2008 and 2009

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

27.

DERIVATIVES (continued)

Cross Currency Swap Contracts (continued)

No.	Counter-parties	Contract Period and Swap Amount	Annual Swap Premium Rate	Swap Premium Payment Date	Amount of Swap Premium Paid/ Amortized (Rp)
					2008	2009
g.	StandChart	January 11, 2006 - June 22, 2012 Swap Rp236,250 for US$25,000	4.78% of US$25,000	Every June 22 and December 22	12,474	11,791
h.	MLCMB (iii)	March 1, 2006 - June 22, 2012 Swap Rp229,975 for US$25,000	4.15% of US$25,000	Every June 22 and December 22	4,887	-
i.	StandChart	March 15, 2006 - June 22, 2012 Swap Rp228,550 for US$25,000	3.75% of US$25,000	Every June 22 and December 22	9,786	9,250
j.	StandChart	May 12, 2006 - June 22, 2012 Swap Rp217,500 for US$25,000	3.45% of US$25,000	Every June 22 and December 22	9,004	8,510
k.	HSBC	August 8, 2006 - November 5, 2010 Swap Rp225,000 for US$25,000	4.00% of US$25,000	Every May 5 and November 5	10,184	10,145
l.	MLIB (iii)

August 8, 2008 - June 22, 2012

The Company will receive the following:

•

zero amount if the IDR/USD spot rate at termination date is less than or equal to Rp8,950 to US$1 (in full amounts)

•

certain U.S. dollar amount which is equal to US$50,000 multiplied by (1 -  Rp8,950 divided by IDR/USD spot rate) (in full amounts) if the IDR/USD spot rate at termination date is greater than Rp8,950 but is less than or equal to Rp11,000 to US$1 (in full amounts)

•

certain U.S. dollar amount which is equal to US$50,000 multiplied by (Rp11,000 - Rp8,950) divided by IDR/USD spot rate (in full amounts) if the IDR/USD spot rate at termination date is greater than Rp11,000 to US$1 (in full amounts)

			4.22% of US$50,000	Every June 22 and December 22	11,988	22,778
m.	MLIB

September 2, 2008 - June 12, 2013

The Company will receive the following:

•

zero amount if the IDR/USD spot rate at termination date is less than or equal to Rp8,800 to US$1 (in full amounts)

•

certain U.S. dollar amount as arranged in the contract multiplied by (IDR/USD spot rate -  Rp8,800) divided by IDR/USD spot rate (in full amounts) if the IDR/USD spot rate at termination date is greater than Rp8,800 but is less than or equal to Rp12,000 to US$1 (in full amounts)

•

certain U.S. dollar amount as arranged in the contract multiplied by (Rp3,200 divided by IDR/USD spot rate) (in full amounts) if the IDR/USD spot rate at termination date is greater than Rp12,000 to US$1 (in full amounts)

			4.10% of US$25,000 up to June 12, 2011, and 4.10% of decreasing U.S. dollar amount as arranged in the contract up to June 12, 2013	Every June 12 and December 12	3,203	11,230
n.	MLIB (ii)

September 8, 2008 - June 22, 2012

The Company will receive the following:

•

zero amount if the IDR/USD spot rate at termination date is less than or equal to Rp9,000 to US$1 (in full amounts)

•

certain U.S. dollar amount which is equal to US$25,000 multiplied by (1 -  Rp9,000 divided by IDR/USD spot rate) (in full amounts) if the IDR/USD spot rate at termination date is greater than Rp9,000 but is less than or equal to Rp11,000 to US$1 (in full amounts)

•

certain U.S. dollar amount which is equal to US$25,000 multiplied by (Rp11,000 - Rp9,000) divided by IDR/USD spot rate (in full amounts) if the IDR/USD spot rate at termination date is greater than Rp11,000 to US$1 (in full amounts)

			2.52% of US$25,000	Every June 22 and December 22	3,579	6,801

(ii)

On September 8, 2008, the Company restructured this contract into a new contract.

(iii)

On August 8, 2008, the Company restructured these contracts into a new contract.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2008 and 2009

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

27.

DERIVATIVES (continued)

No.	Counter-parties	Contract Period and Swap Amount	Annual Swap Premium Rate	Swap Premium Payment Date	Amount of Swap Premium Paid/ Amortized (Rp)
					2008	2009
o.	DBS

September 10, 2008 - June 12, 2013

The Company will receive the following:

•

zero amount if the IDR/USD spot rate at the scheduled settlement date is at or less than Rp8,800 to US$1 (in full amounts)

•

certain U.S. dollar amount which is equal to U.S. dollar amount at scheduled settlement date multiplied by (IDR/USD spot rate - Rp8,800) divided by IDR/USD spot rate (in full amounts) if the IDR/USD spot rate at settlement date is greater than Rp8,800 and is at or less than Rp12,000 to US$1 (in full amounts)

•

certain U.S. dollar amount which is equal to U.S. dollar amount at scheduled settlement date multiplied by (Rp12,000 - Rp8,800) divided by IDR/USD spot rate (in full amounts) if the IDR/USD spot rate at settlement date is greater than Rp12,000 to US$1 (in full amounts)

			3.945% of US$25,000 up to June 12, 2011, and 3.945% of decreasing U.S. dollar amount as arranged in the contract up to June 12, 2013	Every June 12 and December 12	2,833	9,980
p.	GSI

December 16, 2008 - November 5, 2010

The Company will receive the following:

•

zero amount if the IDR/USD spot rate at termination date is less than or equal to Rp11,500 to US$1 (in full amounts)

•

certain U.S. dollar amount which is equal to US$84,000 multiplied by (IDR/USD spot rate - Rp11,500 divided by IDR/USD spot rate) (in full amounts) if the IDR/USD spot rate at termination date is greater than Rp11,500 but is less than or equal to Rp15,000 to US$1 (in full amounts)

•

certain U.S. dollar amount which is equal to US$84,000 multiplied by (Rp3,500 divided by IDR/USD spot rate) (in full amounts) if the IDR/USD spot rate at termination date is greater than Rp15,000 to US$1 (in full amounts)

			Upfront premium of US$9,500 (equivalent to Rp105,212) which was fully paid on December 19, 2008. The premium is amortized over the contract period.	-	1,991	55,899

All cross currency swap contracts with GSI (contracts No. b, c and d) are structured to include credit-linkage with the Company as the reference entity and with the Company’s (i) bankruptcy, (ii) failure to pay on certain debt obligations or (iii) restructuring of certain debt obligations as the relevant credit events. Upon the occurrence of any of these credit events, the Company’s obligations and those of GSI under these swap contracts will be terminated without any further payments or settlements being made by or owed to either party, including a payment by either party of any marked-to-market value of the swap contracts.

Currency Forward Contracts

No.	Counter-parties	Contract Period	IDR/USD Fixing Rate (in full amounts)	Settlement Dates
q.	StandChart (iv)	February 15, 2007 - February 20, 2008	Rp8,950 to US$1	Every month starting March 20, 2007 to February 20, 2008
r.	JPMorgan (iv)	April 24, 2007 - April 28, 2008	Spot rate on the settlement date	Every month starting May 25, 2007 to April 28, 2008
s.	DBS (v)	May 8, 2009 - August 12, 2009	Rp10,610 to US$1	August 12, 2009
t.	DBS (v)	May 8, 2009 - August 12, 2009	Rp10,610 to US$1	August 12, 2009
u.	DBS (v)	May 11, 2009 -November 13, 2009	Rp10,750 to US$1	November 13, 2009

 (iv)

These contracts (q and r) expired on February 20, 2008 and April 28, 2008, respectively.

 (v)

These contracts (s, t and u) expired on August 12, August 12 and November 13, 2009, respectively.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2008 and 2009

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

27.

DERIVATIVES (continued)

Interest Rate Swap Contracts

No.	Counter-parties	Contract Period	Annual Interest Swap Rate	Swap Income (Expense) Receipt Date	Amount of Swap Income (Expense) Received (Paid) (Rp)
					2008	2009
v.	HSBC	April 23, 2008 - November 27, 2016	5.42% of US$27,037, the notional amount of which will decrease based on predetermined schedule, in exchange for 6-month U.S. dollar LIBOR plus 1.45% per annum	Every April 1 and October 1 up to October 2009, and every May 27 and November 27 up to termination date	(1,784)	(4,320)
w.	HSBC	April 23, 2008 -September 29, 2019	4.82% of US$44,200, the notional amount of which will decrease based on predetermined schedule, in exchange for U.S. dollar LIBOR plus 0.35% per annum	Every January 28 and July 28 up to July 2009, and every March 29 and September 29 up to termination date	(648)	(7,309)
x.	GSI	September 2, 2008 - June 12, 2013	(8.10% - underlyer return) of US$100,000 per annum, in exchange for 6-month U.S. dollar LIBOR plus 1.85% per annum	Every June 10 and December 10 up to June 2011, and every June 12 and December 12 up to termination date	-	(24,052)
y.	DBS	September 5, 2008 - June 12, 2013	5.625% of US$25,000 per annum, in exchange for 6-month U.S. dollar LIBOR plus 1.85% per annum	Every June 10 and December 10 up to December 2010, and every June 12 and December 12 up to termination date	-	(4,539)
z.	DBS	October 23, 2008 - June 12, 2013	5.28% of US$25,000, the notional amount of which will decrease based on predetermined schedule, in exchange for 6-month U.S. dollar LIBOR plus 1.85% per annum	Every March 25 and September 25 up to March 2011, and every June 12 and December 12 up to termination date	-	(2,106)
aa.	BTMUFJ	December 1, 2008 - June 12, 2013	4.46% of US$25,000, the notional amount of which will decrease based on predetermined schedule, in exchange for 6-month U.S. dollar LIBOR plus 1.85% per annum	Every March 25 and September 25 up to March 2011, and every June 12 and December 12 up to termination date	-	(1,107)
ab.	BTMUFJ	December 4, 2008 - June 12, 2013	4.25% of US$25,000, the notional amount of which will decrease based on predetermined schedule, in exchange for 6-month U.S. dollar LIBOR plus 1.85% per annum	Every March 25 and September 25 up to March 2011, and every June 12 and December 12 up to termination date	-	(935)
ac.	BTMUFJ	December 12, 2008 - June 12, 2013	4.09% of US$25,000, the notional amount of which will decrease based on predetermined schedule, in exchange for 6-month U.S. dollar LIBOR plus 1.85% per annum	Every March 25 and September 25 up to March 2011, and every June 12 and December 12 up to termination date	-	(835)
ad.	StandChart	December 19, 2008 - June 12, 2013	3.85% of US$40,000, the notional amount of which will decrease based on predetermined schedule, in exchange for 6-month U.S. dollar LIBOR plus 1.85% per annum	Every March 25 and September 25 up to March 2011, and every June 12 and December 12 up to termination date	-	(504)
ae.	DBS	December 22, 2008 - December 12, 2012	4.02% of US$26,000, the notional amount of which will decrease based on predetermined schedule, in exchange for 6-month U.S. dollar LIBOR plus 1.85% per annum	Every March 25 and September 25 up to March 2011, and every June 12 and December 12 up to termination date	-	(558)
af.	DBS	January 21, 2009 - December 12, 2012	3.83% of US$26,000, the notional amount of which will decrease based on predetermined schedule, in exchange for 6-month U.S. dollar LIBOR plus 1.85% per annum	Every March 25 and September 25 up to March 2011, and every June 12 and December 12 up to termination date	-	(302)
ag.	BTMUFJ	March 2, 2009 - June 12, 2012	4.10% of US$36,500, the notional amount of which will decrease based on predetermined schedule, in exchange for 6-month U.S. dollar LIBOR plus 1.85% per annum	Every March 25 and September 25 up to March 2011, and every June 12 and December 12 up to termination date	-	(627)

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2008 and 2009

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

27.

DERIVATIVES (continued)

Interest Rate Swap Contracts (continued)

No.	Counter-parties	Contract Period	Annual Interest Swap Rate	Swap Income (Expense) Receipt Date	Amount of Swap Income (Expense) Received (Paid) (Rp)
					2008	2009
ah.	ING Bank N.V.	March 3, 2009 - December 12, 2011	4.0094% of US$25,000, the notional amount of which will decrease based on predetermined schedule, in exchange for 6-month U.S. dollar LIBOR plus 1.85% per annum	Every March 25 and September 25 up to March 2011, and every June 12 and December 12 up to termination date	-	(521)
ai.	ING Bank N.V.	April 14, 2009 - June 12, 2011	3.75% of US$33,500, in exchange for 6-month U.S. dollar LIBOR plus 1.85% per annum	Every March 25 and September 25 up to March 2011, and on June 12, 2011	-	-

28.

SIGNIFICANT AGREEMENTS AND COMMITMENTS

a.

As of December 31, 2009, commitments on capital expenditures which are contractual agreements not yet realized relate to the procurement and installation of property and equipment amounting to US$96,550 (Note 35e) and Rp1,161,738.

The significant commitments on capital expenditures are as follows:

Contract Date	Contract Description	Vendor	Amount of Contract/Purchase Orders (“POs”) Already Issued	Amount of Contract/POs Not Yet Served
May 16, 2007	Supply of GSM Cellular Infrastructure	PT Nokia Siemens Networks, Nokia Siemens Networks Oy and Nokia Siemens Networks GmbH & Co. KG.	US$241,875 and Rp870,336	US$14,540 and Rp108,341
May 2, 2007	Supply and Installation of Telecommunication Infrastructure	PT Huawei Tech Investment and Huawei Technologies Co. Ltd.	US$33,280 and Rp223,321	US$244 and Rp18,221
April 20, 2007	Telecommunication Equipment Supply and Service	PT Alcatel Lucent Indonesia and Alcatel Shanghai Bell Co. Ltd.	US$45,510 and Rp561,077	US$2,325 and Rp53,605
April 3, 2007	Supply of GSM Infrastructure	PT Ericsson Indonesia and Ericsson AB	US$300,534 and Rp836,754	US$835 and Rp23,869

b.

On May 25, 2007, the Company and six other telecommunication operators signed a memorandum of understanding on the construction of the national optical fiber network Palapa Ring for the eastern part of Indonesia (“Palapa Ring Project Phase I”) wherein the Company will share 10% of the total project cost of Rp3,000,000. In addition, they also agreed to equally bear the cost of preparation and implementation (“preparation cost”) of Palapa Ring Project Phase I up to the amount of Rp2,000. If the preparation cost exceeds Rp2,000, there will be further discussion among them. However, one of the telecommunication operators subsequently decided not to join the project.

On November 10, 2007, the Company and the other five telecommunication operators (including Telkom, a related party) signed the agreement on the consortium for the construction and maintenance of Palapa Ring wherein the Company agreed to bear 13.36% of the total project cost of US$225,037. This agreement replaced the previous memorandum of understanding.

Furthermore, three of the telecommunication operators also no longer joined the project. Consequently, as of December 31, 2009, the remaining telecommunication operators which still committed to this project are the Company, Telkom and Bakrie Telecom. Hence, the project’s commitment is being evaluated to accommodate the change in the number of participating telecommunication operators.

As of December 31, 2009, the Company has paid the amount of US$1,503.

28.

SIGNIFICANT AGREEMENTS AND COMMITMENTS (continued)

c.

On April 27, 2007, the Company joined Asia-America Gateway Consortium (“AAG”) by signing a Construction & Maintenance Agreement. AAG is a sea cable consortium which consists of 19 member companies. The Company has committed to invest US$5,000 (as of December 31, 2009, the Company has paid US$4,729) for voting interest of 0.9031%, as a member of the consortium. The capital cost incurred in connection with the engineering, provision, construction and installation of AAG shall be borne by the members proportionate to their voting interests.

d.

The Company and IMM have committed to pay annual radio frequency fee over the 3G and BWA licenses period, provided the Company and IMM hold the 3G and BWA licenses (Note 1a). The amount of annual payment is based on the payment scheme set out in Regulations
No. 7/PER/M.KOMINFO/2/2006, No. 268/KEP/M.KOMINFO/9/2009 and No. 237/KEP/ M.KOMINFO/7/2009 dated February 8, 2006, September 1, 2009 and July 27, 2009, respectively, of the MOCIT.

e.

On July 20, 2005, the Company obtained facilities from HSBC to fund the Company’s short-term working capital needs. These facilities were amended on May 14, 2007 to extend the expiration date to February 28, 2008.  Subsequently, on December 4, 2009, these facilities were further amended to extend the expiration date to April 30, 2010.The facilities consist of the following:

•

Overdraft facility amounting to US$2,000 (including overdraft facility denominated in rupiah amounting to Rp17,000). Interest is charged on daily balances at 3.75% per annum and 6% per annum below the HSBC Best Lending Rate for the loan portions denominated in rupiah and U.S. dollar, respectively.

•

Revolving loan facility amounting to US$30,000 (including revolving loan denominated in rupiah amounting to Rp255,000). The loan matures within a maximum period of six months and can be drawn in tranches with minimum amounts of US$500 and Rp500 for loans denominated in U.S. dollar and rupiah, respectively. Interest is charged on daily balances at 3% per annum above the HSBC Cost of Fund Rate for the loans denominated either in rupiah or U.S. dollar.

a.

In 1994, the Company was appointed as a Financial Administrator (“FA”) by a consortium which was established to build and sell/lease Asia Pacific Cable Network (“APCN”) submarine cable in countries in the Asia-Pacific Region. As an FA, the Company collected and distributed funds from the sale of APCN’s Indefeasible Right of Use (“IRU”) and Defined Underwritten Capacity (“DUC”) and Occasional Commercial Use (“OCU”) service.

The funds received from the sale of IRU and DUC and OCU services and for upgrading the APCN cable did not belong to the Company and, therefore, were not recorded in the Company’s books. However, the Company managed these funds in separate accounts.

As of December 31, 2009, the balance of the funds (including interest earned) which are under the Company’s custody amounted to US$6,567. Besides receiving their share of the funds from the sale of IRU, the members of the consortium also received their share of the interest earned by the above funds.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2008 and 2009

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

28.

SIGNIFICANT AGREEMENTS AND COMMITMENTS (continued)

b.

Other agreements made with Telkom are as follows:

•

Under a cooperation agreement, the compensation to Telkom relating to leased circuit/channel services, such as world link and bit link, is calculated at 15% of the Company’s collected revenues from such services.

The Company and Satelindo also lease circuits from Telkom to link Jakarta, Medan and Surabaya.

•

In 1994, Satelindo entered into a land transfer agreement for the transfer of Telkom’s rights to use a 134,925-square meter land property located at Daan Mogot, West Jakarta, where Satelindo’s earth control station is currently situated. The land transfer agreement enables Satelindo to use the land for a period of 30 years from the date of the agreement, for a price equivalent to US$40,000 less Rp43,220. The term of the agreement may be extended based on mutual agreement.

This agreement was subsequently superseded by a land rental agreement dated December 6, 2001, generally under the same terms as those of the land transfer agreement.

•

In 1999, Lintasarta entered into an agreement with Telkom, whereby Telkom agreed to lease transponder to Lintasarta. This agreement has been amended several times, the latest amendment of which is based on the eighth amendment agreement dated November 5, 2008. Transponder lease expense charged to operations amounting to Rp21,806 and Rp30,255 in 2008 and 2009, respectively, is presented as part of “Operating Expenses - Cost of Services” in the consolidated statements of income.

29.

TARIFF SYSTEM

a.

International telecommunications services

The service rates (“tariffs”) for overseas exchange carriers are set based on the international telecommunications regulations established by the International Telecommunications Union (“ITU”). These regulations require the international telecommunications administrations to establish and revise, under mutual agreement, accounting rates to be applied among them, taking into account the cost of providing specific telecommunications services and relevant recommendations from the Consultative Committee on International Telegraph and Telephone (“CCITT”). The rates are divided into terminal shares payable to the administrations of terminal countries and, where appropriate, into transit shares payable to the administrations of transit countries.

The ITU also regulates that the monetary unit to be used, in the absence of special arrangements, shall be the Special Drawing Right (“SDR”) or the Gold Franc, which is equivalent to 1/3.061 SDR. Each administration shall, subject to applicable national law, establish the charges to be collected from its customers.

The tariffs billed to domestic subscribers for international calls originating in Indonesia, also known as collection rates, are established in a decision letter of the MOC, which rates are generally higher than the accounting rates. During the period 1996 to 1998, the MOC made tariff changes effective January 1, 1997, March 15, 1998 and November 15, 1998.

Based on Decision Letter No. 09/PER/M.KOMINFO/02/06 dated February 28, 2006 of the MOCIT, the collection rates are set by tariff formula known as price cap formula which already considers customer price index starting January 1, 2007.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2008 and 2009

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

29.

TARIFF SYSTEM (continued)

b.

Cellular services

Tariffs for cellular providers are set on the basis of Regulation No. KM.27/PR.301/MPPT-98 dated February 23, 1998 of the Ministry of Tourism, Posts and Telecommunications (“MTPT”) (subsequently renamed “MOC” and most recently, “MOCIT”). Under this regulation, the cellular tariffs consist of the following:

•

Connection fee

•

Monthly charges

•

Usage charges

The maximum tariff for connection fee is Rp200,000 per new connection number. The maximum tariff for monthly charges is Rp65,000. Usage charges consist of the following:

1.

Airtime

The maximum airtime tariff charged to the originating cellular subscriber is Rp325 per minute. The details of the tariff system are as follows:

a.

Cellular to cellular

: 2 times airtime rate

b.

Cellular to Public Switched Telephone

Network (“PSTN”)

 : 1 time airtime rate

c.

PSTN to cellular

: 1 time airtime rate

d.

Card phone to cellular

: 1 time airtime rate plus 41% surcharge

2.

Usage

a.

Usage tariff charged to a cellular subscriber who makes a call to another subscriber using PSTN network is similar to the usage tariff of PSTN, which is applied on a time differentiation basis. For the use of local PSTN network, the tariff is computed at 50% of the prevailing local PSTN tariff.

b.

Long-distance usage tariff between two different service areas without using PSTN network is similar to the prevailing tariff on domestic long-distance call (“SLJJ”) for a PSTN subscriber.

The maximum tariff for active roaming is Rp1,000 per call and is charged to in-roaming cellular subscriber who makes a call.

Tariffs for prepaid customers are also regulated by the MOC in its Decree No. KM.79 Year 1998 dated December 14, 1998, and are typically higher than tariffs for post-paid subscribers. Cellular operators are allowed to set their own tariffs. However, the maximum usage tariffs for prepaid customers may not exceed 140% of peak time tariffs for post-paid subscribers.

Regulation No. KM.27/PR.301/MPPT-98 dated February 23, 1998 and Decree No. KM.79
Year 1998 of the MTPT were subsequently superseded by Regulation
No. 12/PER/M.KOMINFO/02/2006 dated February 28, 2006   of    the    MOCIT    regarding   basic telephony tariffs for cellular mobile network service. Under this regulation, the cellular tariffs consist of the following:

•

Connection fee

•

Monthly charges

•

Usage charges

•

Additional facilities fee.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2008 and 2009

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

29.

TARIFF SYSTEM (continued)

b.

Cellular services (continued)

Cellular providers should implement the new tariffs referred to as “floor price”. For usage charges, the floor price should be the originating fee plus termination fee (total interconnection fee), while for connection fee and monthly charges, the floor price depends on the cost structure of each cellular provider.

On April 7, 2008, the MOCIT issued Ministerial Decree No. 09/PER/M.KOMINFO/04/2008 about guidelines on calculating basic telephony service tariffs through cellular mobile network.

Under this new Decree, the cellular providers should implement the new tariffs referred to as “price cap”. The types of tariffs for telecommunication services through cellular network consist of the following:

•

Tariff for basic telephony services

•

Tariff for roaming

•

Tariff for multimedia services

The retail tariffs should be calculated based on Network Element Cost, Activation Cost of Retail Services and Profit Margin.

The implementation of the new tariffs for a dominant operator has to be approved by the Government. A dominant operator is an operator that has revenue of more than 25% of total industry revenue for a certain segment.

Starting May 2008, the Company has fully adopted the new cellular tariff system.

c.

Fixed telecommunication services

In February 2006, the MOCIT released Regulation No. 09/PER/M.KOMINFO/02/2006 regarding basic telephony tariffs for fixed network service.

On April 30, 2008, the MOCIT issued Ministerial Decree No. 15/PER/M.KOMINFO/04/2008 about the guidelines on calculating basic telephony service tariffs through fixed network. This decree also applies to fixed wireless access (FWA) network.

Under this new decree, the tariffs for basic telephony services and SMS (short message service) must be calculated based on the formula stated in the decree. The fixed network providers should implement the new tariffs referred to as “price cap”.

Starting May 2008, the Company has fully adopted the new fixed telecommunication tariff system.

30.

INTERCONNECTION TARIFFS

Interconnection tariffs among domestic telecommunications operators are regulated by the MOC through its Decree No. KM.108/PR.301/MPPT-94 dated December 28, 1994. The Decree was updated several times with the latest update being Decree No. KM.37 Year 1999 dated June 11, 1999. This Decree, along with Decree No. KM.46/PR.301/MPPT-98 dated February 27, 1998, prescribed interconnection tariff structures between mobile   cellular   telecommunications   network   and   PSTN, mobile cellular telecommunications network and international telecommunications network, mobile cellular telecommunications network and other domestic mobile cellular telecommunications network, international telecommunications network and PSTN, and between two domestic PSTNs.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2008 and 2009

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

30.

INTERCONNECTION TARIFFS (continued)

Based on the Decree of the MOC, the interconnection tariff arrangements are as follows:

1.

Structure of Interconnection Tariffs

a.

Between international and domestic PSTN

Based on Decision Letter No. KM.37 Year 1999 dated June 11, 1999 of the MOC, the interconnection tariffs are as follows:

Tariff

Basis

Access charge

Rp850 per call

Number of successful outgoing

and incoming calls

Usage charge

Rp550 per paid minute

Duration of successful outgoing

and incoming calls

b.

Between domestic PSTN and another domestic PSTN

Interconnection charges for domestic telecommunication traffic (local and long-distance) between a domestic PSTN and another domestic PSTN are based on agreements made by those domestic PSTN telecommunications carriers.

c.

Between cellular telecommunications network and domestic PSTN

Based on the MTPT Decree No. KM.46/PR.301/MPPT-98 (“Decree No. 46”) dated February 27, 1998 which became effective starting April 1, 1998, the interconnection tariffs are as follows:

(1)

Local Calls

For local calls from a cellular telecommunications network to a PSTN subscriber, the cellular operator pays the PSTN operator 50% of the prevailing tariffs for local calls.
For local calls from the PSTN to a cellular subscriber, the cellular operator receives the airtime charged by the PSTN operator to its subscribers.

(2)

SLJJ

For SLJJ which originates from the PSTN to a cellular subscriber, the cellular operator receives a portion of the prevailing SLJJ tariffs, which portion ranges from 15% of the prevailing SLJJ tariffs plus the airtime charges in cases where the entire long-distance portion is not carried by the cellular operator, to 60% of the tariffs plus the airtime charges in cases where the entire long-distance portion is carried by the cellular operator.

For SLJJ which originates from a cellular telecommunications network to a PSTN subscriber, the cellular operator is entitled to retain a portion of the prevailing SLJJ tariffs, which portion ranges from 15% of the tariffs in cases where the entire long-distance portion is not carried by the cellular operator, to 60% of the tariffs in cases where the entire long-distance portion is carried by the cellular operator.

d.

Between cellular telecommunications network and another cellular telecommunications network

Based on Decree No. 46, the interconnection tariffs are as follows:

(1)

Local Calls

For local calls from a cellular telecommunications network to another, the “origin” cellular operator pays the airtime to the “destination” cellular operator. If the call is carried by a PSTN, the cellular operator pays the PSTN operator 50% of the prevailing tariffs for local calls.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2008 and 2009

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

30.

INTERCONNECTION TARIFFS (continued)

1.

Structure of Interconnection Tariffs (continued)

(2)

SLJJ

For SLJJ which originates from a cellular telecommunications network, the cellular operator is entitled to retain a portion of the prevailing SLJJ tariffs, which portion ranges from 15% of the tariffs in cases where the entire long-distance portion is not carried by the cellular operator, to 85% of the tariffs in cases where the entire long-distance portion is carried by the cellular operator and the call is delivered to another cellular operator, and to 100% if the call is delivered to the same cellular operator.

e.

Between international PSTN and cellular telecommunications network

Starting from 1998, the interconnection tariffs for international cellular call traffic to/from overseas from/to domestic cellular subscribers, regardless of whether the traffic is made through domestic PSTN or not, is based on the same tariffs applied to traffic made through domestic PSTN as discussed in “a” above. However, as agreed mutually with the cellular telecommunications operators, the Company (including Satelindo until it was merged -        Note 1e) still applied the original contractual sharing agreements regarding the interconnection tariffs until December 31, 2006 (Note 31).

f.

Between international gateway exchanges

Interconnection charges for international telecommunications traffic between international gateway exchanges are based on agreements between international telecommunications carriers and international telecommunications joint ventures.

2.

Universal Service Obligation (“USO”)

On September 30, 2005, the MOCIT issued Regulation No. 15/PER/M.KOMINFO/9/2005, which sets forth the basic policy underlying the USO program and requiring telecommunications operators in Indonesia to contribute 0.75% of annual gross revenue (after deducting bad debts and interconnection charges) for USO development.

The MOCIT also issued Regulation No. 11/PER/M.KOMINFO/04/2007 dated April 13, 2007, which gives guidance on USO provisioning, such as on auction mechanism, tariff, USO area and technical requirements.

On January 16, 2009, the Government issued Regulation No. 7 Year 2009 increasing the USO development contribution from 0.75% to 1.25% and decreasing the concession fee from 1% to 0.50% of annual gross revenue (after deducting bad debts and interconnection charges) effective January 1, 2009.

3.

Revenue Sharing

Revenue from access and usage charges from international telecommunications traffic with telecommunications networks owned by more than one domestic telecommunications carrier which is not regulated by this decree, is to be proportionally shared with each carrier, which proportion is to be bilaterally arranged between the carriers.

Decree No. KM. 37 Year 1999 and Decree No. 46 were subsequently superseded by Decree No. 32 Year 2004 of the MOC which provides cost-based interconnection to replace the current revenue-sharing arrangement. Under the new Decree, the operator of the network on which calls terminate determines the interconnection charge to be received by it based on a formula mandated by the Government, which is intended to have the effect of requiring that operators charge for calls based on the cost of carrying such calls.

30.

INTERCONNECTION TARIFFS (continued)

The effective date of the Decree, which was originally set to start on January 1, 2005, was subsequently postponed until January 1, 2007 based on Regulation No. 08/PER/M.KOMINFO/02/2006 dated February 8, 2006 of the MOCIT (Note 31).

The implementation of interconnection billing between operators starts from the time they sign their interconnection agreements. All interconnection agreements will be based on Reference Interconnection Offer (“RIO”). All operators have to publish their RIO and a dominant operator is required to obtain an approval of its RIO from the Government.

On August 4, 2006, the DGPT issued Decree No. 278/DIRJEN/2006, which approved the RIO of the Company and two other dominant telecommunications operators (Telkom and Telkomsel). This decree was implemented since January 1, 2007 as agreed by all operators and approved by the Government. On April 11, 2008, the DGPT approved the new RIO for dominant operators (Telkom, Telkomsel and the Company). The DGPT requires all domestic operators to amend their interconnection agreements in line with the approved new RIO starting April 1, 2008.

On April 1, 2008, the Company implemented the new interconnection tariffs based on the approved RIO.

31.

INTERCONNECTION AGREEMENTS

The Company (including Satelindo and IM3 until they were merged - Note 1e) has interconnection arrangements with domestic and overseas operators. Some significant interconnection agreements are as follows:

1.

Telkom

The following are significant interconnection agreements/transactions with Telkom:

a.

Fixed telecommunication services

On September 23, 2005, the Company and Telkom signed an agreement regarding the interconnection of local, long-distance and international fixed networks. The principal matters covered by the agreement are as follows:

•

Interconnection between the Company’s and Telkom’s local, long-distance and international fixed networks enables the Company’s fixed telecommunication service subscribers to make or receive calls to or from Telkom’s subscribers or international gateways.

•

The Company’s and Telkom’s international services are accessible and continuously open to each other’s fixed networks.

•

The Company and Telkom are responsible for their respective telecommunications facilities.

•

The compensation arrangement for the services provided is based on interconnection tariffs determined by both parties.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2008 and 2009

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

31.

INTERCONNECTION AGREEMENTS (continued)

1.

Telkom (continued)

a.

Fixed telecommunication services (continued)

•

Each party handles subscriber billing and collection for the other party’s international calls service used by the other party’s subscribers. Each party has to pay the other party 1% of the collections made by the other party, plus the billing process expenses which are fixed at Rp82 per record of outgoing call as compensation for billing processing. However, the collection and billing process expense was changed to “service charge”, which was computed at Rp1,250 per minute of outgoing call starting April 1, 2008. Based on the latest agreement, the service charge rate has been reduced to Rp1,200 per minute of outgoing call starting January 1, 2009.

On December 28, 2006, the Company entered into a memorandum of understanding with Telkom applying the new interconnection rates under cost-based regime that are effective starting January 1, 2007. This memorandum of understanding was replaced by the agreement dated December 18, 2007. This agreement was amended several times. The latest amendment was dated December 30, 2009.

b.

Cellular Services

On December 1, 2005, the Company and Telkom signed an agreement regarding the interconnection between the Company’s cellular telecommunications network with Telkom’s fixed telecommunications network. Under this agreement, the interconnection between the Company’s cellular telecommunication network and Telkom’s fixed telecommunication network enables the Company’s cellular subscribers to make or receive calls to or from Telkom’s fixed telecommunication subscribers.

On December 28, 2006, the Company entered into a memorandum of understanding with Telkom applying the new interconnection rates under cost-based regime that are effective starting January 1, 2007. This memorandum of understanding was replaced by the agreement dated December 18, 2007. This agreement was amended several times. The latest amendment was dated December 30, 2009.

1.

PT XL Axiata Tbk (formerly PT Excelcomindo Pratama Tbk or “Excelcom”), PT Mobile-8
Telecom Tbk (“Mobile-8”) [after PT Komunikasi Selular Indonesia (“Komselindo”) merged with Mobile-8] and Telkomsel

The principal matters covered by the agreements with these operators are as follows:

•

The Company’s and Satelindo’s international gateway exchanges are interconnected with the mobile cellular telecommunications operators’ networks to make outgoing or receive incoming international calls through the Company’s and Satelindo’s international gateway exchanges.

•

The Company and Satelindo receive, as compensation for the interconnection, a portion of the cellular telecommunications operators’ revenues from the related services that are made through the Company’s and Satelindo’s international gateway exchanges.

•

Satelindo and IM3 also have an agreement with the above operators for the interconnection of Satelindo’s and IM3’s GSM mobile cellular telecommunications network with the above operators’ network, enabling the above operators’ customers to make calls/send SMS to or receive calls/SMS from Satelindo’s and IM3’s customers.

•

The agreements are renewable annually.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2008 and 2009

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

31.

INTERCONNECTION AGREEMENTS (continued)

2.

PT XL Axiata Tbk (formerly PT Excelcomindo Pratama Tbk or “Excelcom”), PT Mobile-8 Telecom Tbk (“Mobile-8”) [after PT Komunikasi Selular Indonesia (“Komselindo”) merged with Mobile-8] and Telkomsel (continued)

The Company (including Satelindo and IM3 until they were merged - Note 1e) and the above operators still continue their business under the agreements by applying the original compensation formula, except for interconnection fee.

On December 8, 27 and 28, 2006, the Company entered into a memorandum of understanding with each of Telkomsel, Mobile-8 and XL Axiata, respectively, applying the new interconnection rates under cost-based scheme effective January 1, 2007 to comply with Regulation No. 08/PER/M.KOMINFO/02/2006 of the MOCIT (Note 2n). The memoranda of understanding with each of Mobile-8, XL Axiata and Telkomsel were replaced by the agreements dated September 14, and December 17 and 19, 2007, respectively. The agreements with Mobile-8 and XL Axiata were amended on March 31, 2008, while the agreement with Telkomsel was amended on February 18, 2008.

1.

PT Bakrie Telecom Tbk (“Bakrie Telecom”)

The principal matters covered by the latest amendment of the agreement dated June 10, 2009 are related to interconnection between the Company’s mobile cellular network and international gateway exchanges to Bakrie Telecom’s network, including SLI 009 network.

       Net interconnection revenues (charges) from (to) major operators are as follows:

2008

2009

Telkom

189,556

142,514

Mobile-8

14,341

11,841

Telkomsel

(2,170

)

(131,127

)

XL Axiata

30,818

(71,339

)

Bakrie Telecom

12,937

(8,103

)

Net

revenues (charges)

245,482

(56,214)

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2008 and 2009

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

32.

ASSETS AND LIABILITIES DENOMINATED IN FOREIGN CURRENCIES

The Companies’ monetary assets and liabilities denominated in various foreign currencies as of      December 31, 2009 (converted to equivalent U.S. dollar if currency is other than U.S. dollar) are as follows:

Amount in

Equivalent

U.S. Dollar

Rupiah *

Assets:

Cash and cash equivalents

37,114

348,875

Accounts receivable

Trade

119,730

1,125,462

Others

58,086

546,008

Derivative assets

23,909

224,743

Other current assets

1,686

15,850

Due from related parties

70

658

Non-current assets - others

1,392

13,083

Total assets

241,987

2,274,679

Liabilities:

Accounts payable - trade

4,927

46,316

Procurement payable

310,151

2,915,419

Accrued expenses

38,534

362,219

Deposits from customers

841

7,907

Derivative liabilities

21,298

200,202

Other current liabilities

40

373

Loans payable (including current maturities)

831,155

7,812,853

Bonds payable (including current maturities)

344,157

3,235,076

Other non-current liabilities

8,365

78,637

Total liabilities

1,559,468

14,659,002

Net liabilities position

1,317,481

12,384,323

*

translated using the prevailing exchange rate at balance sheet date

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2008 and 2009

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

33.

SEGMENT INFORMATION

The Companies manage and evaluate their operations in three major reportable segments: cellular, fixed telecommunication and MIDI. The operating segments are managed separately because each offers different services/products and serves different markets. The Companies operate in one geographical area only, so no geographical information on segments is presented.

Segment results and assets include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. Expenditures for segment assets represent the total costs incurred during the period to acquire segment assets that are expected to be used for more than one year.

Consolidated information by industry segment follows:

Major Segments

Fixed

Segment

Cellular

Telecommunication

MIDI

Total

2008

Operating revenues

Revenues from external customers

14,178,922

1,744,7162,735,49518,659,133

Inter-segment revenues

  (363,347)

363,347

472,460472,460

Total operating revenues

13,815,575

2,108,0633,207,95519,131,593

Inter-segment revenues elimination

(472,460)

Operating revenues - net

18,659,133

Income

Operating income

3,148,860

793,706

790,7134,733,279

Interest income

460,089

Gain on change in fair value  of derivatives - net

136,603

Financing cost

(1,858,294)

Loss on foreign exchange - net

(885,729)

Income tax expense - net

(419,830)

Amortization of goodwill

(227,317)

Others - net

(33,516)

Income before minority interest in net income

of subsidiaries

1,905,285

Other Information

Segment assets

39,472,716

2,570,1427,115,93949,158,797

Unallocated assets

7,909,907

Inter-segment assets elimination

(5,375,381)

Assets - net

51,693,323

Segment liabilities

29,574,729

1,197,315

3,795,13034,567,174

Unallocated liabilities

3,527,000

Inter-segment liabilities elimination

(4,099,410)

Liabilities - net

33,994,764

Capital expenditure

10,042,807

682,907

1,616,18912,341,903

Depreciation and amortization

3,698,620

290,842

566,4294,555,891

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2008 and 2009

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

33. SEGMENT INFORMATION (continued)

Major Segments

Fixed

Segment

Cellular

Telecommunication

MIDI

Total

2009

Operating revenues

Revenues from external customers

13,928,602

1,743,4302,720,98418,393,016

Inter-segment revenues

(133,952)

133,952

515,961

515,961

Total operating revenues

13,794,650

1,877,382

3,236,945

18,908,977

Inter-segment revenues elimination

(515,961)

Operating revenues - net

18,393,016

Income

Operating income

1,960,490

491,595

760,930

3,213,015

Gain on foreign exchange - net

1,656,407

Interest income

138,951

Financing cost

(1,872,967)

Income tax expense - net

(677,265)

Loss on change in fair value  of derivatives - net

(517,655)

Amortization of goodwill

(235,420)

Others - net

(150,338)

Income before minority interest in net income

of subsidiaries

1,554,728

Other Information

Segment assets

43,858,177

2,596,665

7,799,610

54,254,452

Unallocated assets

5,740,701

Inter-segment assets elimination

(4,953,666)

Assets - net

55,041,487

Segment liabilities

31,671,181

1,023,376

3,761,136

36,455,693

Unallocated liabilities

3,840,474

Inter-segment liabilities elimination

(3,542,963)

Liabilities - net

36,753,204

Capital expenditure

9,658,205

577,686

1,348,658

11,584,549

Depreciation and amortization

4,583,550

334,214

643,626

5,561,390

34.

ECONOMIC CONDITIONS

The operations of the Companies have been affected and may continue to be affected for the foreseeable future by the market events and economic conditions in the world and in Indonesia that are mainly characterized by volatility in currency values and interest rates, which could negatively impact economic growth. Economic improvements and recovery are dependent upon several factors, such as fiscal and monetary actions being undertaken by the Government and others, actions that are beyond the control of the Companies. The financial statements include the effects of the economic conditions to the extent they can be estimated.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2008 and 2009

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

35. SUBSEQUENT EVENTS

a.

On January 4 and 19, 2010, the Company collected the Palapa D-Satellite insurance claim amounting to US$58,008 (equivalent to Rp537,657) as a loss compensation for the decrease in the Satellite’s useful life from 15 years to 10.77 years due to under performance of launch vehicle in its orbital process.

b.

On January 28, 2010, the Company held an Extraordinary General Meeting of Shareholders approving the changes in the composition of the Company’s Boards of Commissioners and Directors, and amending the Articles of Association to comply with BAPEPAM - LK Rules No.IX.J.1 and IX.E.1.

c.

On January 29, 2010, the Board of Commissioners replaces Michael Francis Latimer as a member of the Company’s Audit Committee with Chris Kanter effective on the same date.

d.

On February 1, 2010, the Company paid the second annual installment of its five-year unsecured credit facility from DBS amounting to Rp50,000 (Note 15g).

e.

As of February 18, 2010, the prevailing exchange rate of the rupiah to U.S. dollar is Rp9,325 to US$1 (in full amounts), while as of December 31, 2009, the prevailing exchange rate was Rp9,400 to US$1 (in full amounts). Using the exchange rate as of February 18, 2010, the Companies earned foreign exchange gain amounting to approximately Rp98,811 (excluding the effect of revaluing derivative contracts on February 18, 2010) on the foreign currency liabilities, net of foreign currency assets, as of December 31, 2009 (Note 32).

The translation of the foreign currency liabilities, net of foreign currency assets, should not be construed as a representation that these foreign currency liabilities and assets have been, could have been, or could in the future be, converted into rupiah at the prevailing exchange rate of the rupiah to U.S. dollar as of December 31, 2009 or at any other rate of exchange.

The commitments for the capital expenditures denominated in foreign currencies as of
December 31, 2009 as disclosed in Note 28a are approximately Rp900,329 if translated at the prevailing exchange rate as of February 18, 2010.

36.

RECENT DEVELOPMENTS AFFECTING ACCOUNTING STANDARDS

Revised accounting standards, interpretations and standards revocation issued by the Indonesian Accounting Standards Board (DSAK) up to the date of completion of the Companies’ consolidated financial statements but not yet effective as of December 31, 2009 are summarized below:

Effective on or after January 1, 2010:

•

SAK 26 (Revised 2008), “Borrowing Costs”, contains the accounting treatment for borrowing costs. It requires an entity to capitalize borrowing costs that are directly attributable to the acquisition, construction or production of a qualifying asset as part of the cost of that asset. The SAK requires an entity to recognize other borrowing costs as an expense. Earlier application is permitted and should be disclosed.

•

SAK 50 (Revised 2006), “Financial Instruments: Presentation and Disclosures”, contains the requirements for the presentation of financial instruments and identifies the information that should be disclosed. This SAK requires the disclosure of, among others, information about factors that affect the amount, timing and certainty of an entity’s future cash flows relating to financial instruments and the accounting policies applied to those instruments. Earlier application is permitted and should be disclosed.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2008 and 2009

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

36.

RECENT DEVELOPMENTS AFFECTING ACCOUNTING STANDARDS (continued)

Effective on or after January 1, 2010 (continued):

•

SAK 55 (Revised 2006), “Financial Instruments: Recognition and Measurement”, establishes the principles for recognizing and measuring financial assets, financial liabilities, and some contracts to buy or sell non-financial items. This SAK provides the definitions and characteristics of derivatives, the categories of financial instruments, recognition and measurement, hedge accounting and determination of hedging relationships, among others. Earlier application is permitted and should be disclosed.

•

Financial Accounting Standards Revocation Statement (PPSAK) 1, “Revocation of, among two other SAKs, SAK 35: on Accounting for Revenues from Telecommunication Services”, refers to the determination of other events and transactions that were provided in such SAK 35 to other relevant SAKs. This statement is applied prospectively. Earlier application is permitted.

Effective on or after January 1, 2011:

•

SAK 1 (Revised 2009), “Presentation of Financial Statements”, prescribes the basis for presentation of general purpose financial statements to ensure comparability both with an entity's financial statements of previous periods and with the financial statements of other entities.

•

SAK 2 (Revised 2009), “Statement of Cash Flows”, requires the provision of information about the historical changes in cash and cash equivalents by means of a statement of cash flows which classifies cash flows during the period into operating, investing and financing activities.

•

SAK 4 (Revised 2009), “Consolidated and Separate Financial Statements”, applies to the preparation and presentation of consolidated financial statements for a group of entities under the control of a parent and in accounting for investments in subsidiaries, jointly controlled entities and associates when separate financial statements are presented as additional information.

•

SAK 5 (Revised 2009), “Operating Segments”, requires segment information be disclosed to enable users of financial statements to evaluate the nature and financial effects of the business activities in which the entity engages and the economic environments in which it operates.

•

SAK 15 (Revised 2009), “Investments in Associates”, applies to the accounting for investments in associates and supersedes SAK 15 (1994),   “Accounting for Investments in Associates”, and SAK 40 (1997), “Accounting for Changes in Equity of Subsidiaries/Associates”.

•

SAK 25 (Revised 2009), “Accounting Policies, Changes in Accounting Estimates and Errors”, prescribes the criteria for selecting and changing accounting policies, together with the treatment and disclosure of changes in accounting policies, changes in accounting estimates and corrections of errors.

•

SAK 48 (Revised 2009), “Impairment of Assets”, prescribes the procedures to be applied to ensure that assets are carried at no more than their recoverable amount and if the assets are impaired, an impairment loss should be recognized.

•

SAK 57 (Revised 2009), “Provisions, Contingent Liabilities and Contingent Assets”, aims to provide that appropriate recognition criteria and measurement bases are applied to provisions, contingent liabilities and contingent assets and to ensure that sufficient information is disclosed in the notes to enable users to understand the nature, timing and amount related to the information.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2008 and 2009

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

36.

RECENT DEVELOPMENTS AFFECTING ACCOUNTING STANDARDS (continued)

Effective on or after January 1, 2011 (continued):

•

SAK 58 (Revised 2009), “Non-Current Assets Held for Sale and Discontinued Operations”, specifies the accounting for assets held for sale, and the presentation and disclosure of discontinued operations.

•

Interpretations of Financial Accounting Standards (ISAK) 9, “Changes in Existing Decommissioning, Restoration and Similar Liabilities”, applies to changes in the measurement of any existing decommissioning, restoration or similar liability recognized as part of the cost of an item of property, plant and equipment in accordance with SAK 16 and as a liability in accordance with SAK 57.

•

ISAK 10, “Customer Loyalty Programmes”, applies to customer loyalty award credits granted to customers as part of a sales transaction, and, subject to meeting any further qualifying conditions, the customers can redeem the credits in the future for free goods or services or at discounted prices.

The Companies are presently evaluating and have not yet determined the effects of these revised standards, interpretations and standards revocation on the consolidated financial statements.

37.

RECLASSIFICATION OF ACCOUNTS

Following are the accounts in the 2008 consolidated financial statements which have been reclassified to conform with the presentation of accounts in the 2009 consolidated financial statements:

As Previously Reported

As Reclassified

Amount

Goodwill and other intangible assets -

Prepaid expenses

32,000

3G license upfront fee

Long-term prepaid

licenses - net of

current portion

199,289

Operating expenses - depreciation

Operating expenses -

and amortization

     cost of services

32,000

38.

COMPLETION OF THE CONSOLIDATED FINANCIAL STATEMENTS

The management of the Company is responsible for the preparation of the accompanying consolidated financial statements that were completed on February 18, 2010.

94